Founded in 1852
by Sidney Davy Miller

150 YEARS
1852-2002

MILLER CANFIELD
MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

02049691

File No. 82-5095

MICHIGAN: Ann Arbor
Detroit • Grand Rapids
Howell • Kalamazoo
Lansing • Monroe • Troy

New York, N.Y.
Washington, D.C.
CANADA: Windsor, ON
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

BEST AVAILABLE COPY

KENT E. SHAFER
TEL: (313) 496-7570
FAX: (313) 496-8451
E-MAIL: shafer@millercanfield.com

150 West Jefferson, Suite 2500
Detroit, Michigan 48226
TEL: (313) 963-6420
FAX: (313) 496-7500
www.millercanfield.com

SEC MAIL PROCESSING RECEIVED AUG 27 2002 WASH. D.C. 164 SECTION

August 26, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.D. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, TFS, a Swiss corporation, we are enclosing pursuant to Rule 12g3-2(b) the following:

1. the English language versions of TFS's Annual Reports for 2000 and 2001;

2. the English language versions of TFS's Half Year Reports for 2000 and 2001; and

3. the following press releases:

- February 10, 2000 release headed "New TFS Subsidiary Joins SAFEX"
- February 10, 2000 release headed "Tradition Financial Services 1999 Revenues/sales: 80.4 million Euros—8.7% increase"
- March 6, 2000 release headed "Consolidated 1999 revenues: 80 million euros—Net consolidated profit: 3 Million euros—1999 proposed dividend: CHF 7 per share"
- April 18, 2000 release headed "Consolidated 1999 revenues of 1st quarter 2000: 21.4 million euros, +20.8%"
- June 29, 2000 release headed "Garban-Intercapital and TFS create one Global Currency Options business"

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

dlw 9/5

- July 27, 2000 release headed "Consolidated turnover by the second quarter 2000: 19.1 million euros"
- August 2, 2000 release headed "TFS Forms New Energy Joint Venture"
- August 9, 2000 release headed "TFS Energy LLC Positions for a Leadership Role in Bandwidth Markets"
- May 11, 2001 release headed "Consolidated revenues of 1st quarter 2001: 26.8 million euros"
- June 2, 2001 release headed "2:1 Stock Split Effective June 22, 2001"
- August 10, 2001 release headed "Strong rise in consolidated turnover in the second quarter of 2001: +40%"
- November 8,m 2001 release headed "Strong rise in consolidated turnover at 30 September 2001: +34%"
- March 14, 2001 release headed "Profit strongly ahead in 2001"
- June 5, 2002 release headed "TFS Announces Strategic Partnership with Banc One"
- August 6, 2002 release headed "Rise in consolidated turnover in the first half of 2002: €63.5 million—+20.8%"

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. No English translations, versions, or summaries of the publications have been prepared.

We note that TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders. No ADRs have ever been issued under the Level I program it established in 2000. Nevertheless, TFS wishes to bring its Rule 12g3-2(b) information current so that the exemption will be available in the event ADRs are ever issued and a trading market develops.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Kent E. Shafer

Enclosures
By Federal Express

Founded in 1852
by Sidney Davy Miller

150 YEARS
1852-2002

MILLER CANFIELD
MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.

File No. 82-5095

MICHIGAN: Ann Arbor
Detroit • Grand Rapids
Howell • Kalamazoo
Lansing • Monroe • Troy

New York, N.Y.
Washington, D.C.
CANADA: Windsor, ON
POLAND: Gdynia
Katowice • Warsaw

AFFILIATED OFFICE:
Pensacola, FL

KENT E. SHAFER
TEL: (313) 496-7570
FAX: (313) 496-8451
E-MAIL: shafer@millercanfield.com

150 West Jefferson, Suite 2500
Detroit, Michigan 48226
TEL: (313) 963-6420
FAX: (313) 496-7500
www.millercanfield.com

August 26, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.D. 20549

Re: TFS (File No. 82-5095)
Information being furnished pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, TFS, a Swiss corporation, we are enclosing pursuant to Rule 12g3-2(b) the following:

1. the English language versions of TFS's Annual Reports for 2000 and 2001;

2. the English language versions of TFS's Half Year Reports for 2000 and 2001; and

3. the following press releases:

- February 10, 2000 release headed "New TFS Subsidiary Joins SAFEX"
- February 10, 2000 release headed "Tradition Financial Services 1999 Revenues/sales: 80.4 million Euros—8.7% increase"
- March 6, 2000 release headed "Consolidated 1999 revenues: 80 million euros—Net consolidated profit: 3 Million euros—1999 proposed dividend: CHF 7 per share"
- April 18, 2000 release headed "Consolidated 1999 revenues of 1st quarter 2000: 21.4 million euros, +20.8%"
- June 29, 2000 release headed "Garban-Intercapital and TFS create one Global Currency Options business"

- July 27, 2000 release headed "Consolidated turnover by the second quarter 2000: 19.1 million euros"
- August 2, 2000 release headed "TFS Forms New Energy Joint Venture"
- August 9, 2000 release headed "TFS Energy LLC Positions for a Leadership Role in Bandwidth Markets"
- May 11, 2001 release headed "Consolidated revenues of 1st quarter 2001: 26.8 million euros"
- June 2, 2001 release headed "2:1 Stock Split Effective June 22, 2001"
- August 10, 2001 release headed "Strong rise in consolidated turnover in the second quarter of 2001: +40%"
- November 8,m 2001 release headed "Strong rise in consolidated turnover at 30 September 2001: +34%"
- March 14, 2001 release headed "Profit strongly ahead in 2001"
- June 5, 2002 release headed "TFS Announces Strategic Partnership with Banc One"
- August 6, 2002 release headed "Rise in consolidated turnover in the first half of 2002: €63.5 million—+20.8%"

TFS has issued press releases in addition to those listed above. They are not being submitted with this letter in reliance on Rule 12g3-2(b)(3) because TFS believes that their contents would not be material to a decision to invest in TFS shares. All of TFS's English-language press release continue to be available at www.tfsbrokers.com, a website maintained by one of its U.S. subsidiaries.

As described in our letter to you dated May 23, 2000, TFS has continued to publish financial information (in the French language only) in a French legal newspaper pursuant to the requirements of French law. No English translations, versions, or summaries of the publications have been prepared.

We note that TFS does not currently require the availability of the Rule 12g3-2(b) exemption because it has far fewer than 300 U.S. shareholders. No ADRs have ever been issued under the Level I program it established in 2000. Nevertheless, TFS wishes to bring its Rule 12g3-2(b) information current so that the exemption will be available in the event ADRs are ever issued and a trading market develops.

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents being furnished in and with this letter are being furnished with the understanding that they will not be deemed "filed" or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of any information or documents in or with this letter constitutes an admission for any purpose that TFS is subject to that Act.

To signify your receipt of this letter and the enclosures, kindly date-stamp the enclosed extra copy of this letter and return it to me in the enclosed postage-paid envelope. Thank you.

Very truly yours,

Kent E. Shafer

Enclosures
By Federal Express

TFS
Tradition Financial Services

Press Release

February 10, 2000

New TFS Subsidiary Joins SAFEX

Johannesburg - International brokers **TFS** have announced the formation of a new subsidiary in South Africa, **TFS Futures & Options (PTY.) Ltd.**, which was admitted to membership of the South African Futures Exchange ("SAFEX") on February 3, 2000.

The TFS move to SAFEX accomplishes two objectives. As an exchange dealing with a developing product and geographic market it is a continuation of the TFS commitment to ongoing expansion into emerging markets as well as into emerging technologies. SAFEX, like the NASDAQ in the U.S, is an electronic market; with members coming together to execute transactions through the exchange's electronic platforms. TFS will transact business on this "virtual exchange" on behalf of its own dealer community, concentrating its efforts on options and futures contracts on equity indexes as well as options on single stocks, all from its European Equity Division Headquarters in London. TFS will not take credit risk on behalf of its dealer community and will solely post prices to SAFEX on behalf of its clients.

-END

Founded in 1985, TFS (Tradition Financial Services) is a leading broker of OTC inter-dealer physical and derivative products. The company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper and bandwidth. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil, and weather. The company is publicly traded and listed on the Second Marché of Paris.

TFS is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are, in turn, part of Group Viel in Paris, France. For more information on TFS, please visit our website at ***http://www.tfsbrokers.com***

Contacts:
Paris: Ghislaine Mattlinger 3315-643-7020
London: Louise Croucher 44-207-375-3780
New York: Lisa Cohen 212-943-0583

TFS
Tradition Financial Services

Press Release

February 10, 2000 – Paris

TFS
Tradition Financial Services
1999 Revenues /sales: 80.4 million Euros
8.7% increase

- **A Net Profit of 80.4 million Euros**

TFS, OTC broker of a diversified range of derivatives products and quoted on the Second Marché of the French Exchange, "realised" **80.4 millions Euros** of Consolidated Revenues in 1999, a 8.7% rise against the previous year (4.3% at a constant exchange rate).

The revenues of the 4th quarter 1999, reached 19.6 millions Euros, a 29% rise compared to the 4th quarter 1998 (18% at a constant exchange rate). For the first time, these figures / results are inclusive of the income of *Capstone Global Energy*, an energy speiclaised consultant copmany, created during the 2nd half of 1999 and 50% owned by TFS.

- **Creation of TFS Futures and Options in South Africa**

TFS have created a new company in South Africa, **TFS Futures and Options (PTY) Ltd**, which was admitted to membership of the South African Futures Exchange ("SAFEX") on February 3, 2000. The TFS move to SAFEX accomplishes two objectives. As an exchange dealing with a developing product and geographic market it is a continuation of the TFS commitment to ongoing expansion into emerging markets as well as into emerging technologies.

Contacts presse
Press, please contact:

TFS
Ghislaine MATTLINGER
Tél : 33 1 56 43 70 31

Agence Solange Stricker & Associés
Delphine Stricker
Tel : 33 1 40 71 32 96

TFS
Tradition Financial Services

Press release

TFS

Consolidated 1999 revenues : 80 million euros
Net consolidated profit : 3 million euros
1999 proposed dividend: CHF 7 per share

TFS has reported consolidated 1999 revenues of 80.3 million euros, an 8.1% increase on the previous year, and a consolidated net profit of 3 million euros, against 3.5 million euros in 1998. This represents a 17% return on shareholders' equity, which totalled 22.1 million euros at the end of 1999.

The investments made during the year to launch new activities, such as Capstone Global Energy, a corporate finance company specialising in the energy field, and The Recruitment Company, a new recruitment business, impacted the bottom line. These recent new developments should bear fruit in the coming year. Other new business initiatives are in the pipeline.

At the general meeting of shareholders to be held on April 6, 2000, the Board will propose a total dividend of CHF 2.3 million (1.44 million euros), or CHF 7 per share (approx. 4.35 euros), representing almost 50% of the consolidated profit. Shareholders may opt for a dividend in shares.

Founded in 1985, TFS (Tradition Financial Services) is a leading broker of OTC inter-dealer physical and derivative products. The company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil, and weather. The company is publicly traded and listed on the Second Marché of Paris.

*TFS is listed on the Second Marché of the French Stock Exchange, and is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are, in turn, part of VIEL & Cie, in Paris, France. For more information on TFS, please visit our website at **http://www.tfsbrokers.com.***

Paris, 6 March 2000

Contacts :

TFS
Ghislaine MATTLINGER -33 1 56 43 70 31

Agence Solange Stricker & Associés
Delphine PEYRAT - 33 1 40 71 32 96

TFS
Tradition Financial Services

Paris April 18, 2000

Press release

TFS

Consolidated 1999 revenues of 1st quarter 2000:
21.4 million euros, +20.8%

TFS has produced realized consolidated revenues for the first quarter of 2000 of 21.4 million euros, (34.4 million CHF) against 17.8 million euros (28.5 million CHF) for the first quarter of 1999. This represents an increase of 20.8% -4.7% using a constant exchange rate.

The revenues are inclusive of contributions from Capstone Global Energy (www.capstoneenergy.com), established in the second half of 1999 and 50% controlled by TFS. The energy-consulting firm specialises in the area of electricity and its positive impact on revenues reflects the continuation of TFS's evolution into more sophisticated areas of energy activity.

*Founded in 1985, **TFS** (Tradition Financial Services **www.tfsbrokers.com**) is a leading broker of OTC inter-dealer physical and derivative products. The company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper and bandwidth. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil, and weather. Affiliated companies include Houston based **Capstone Global Energy (www.capstoneenergy.com)**, specializing in energy consulting and **The Recruitment Company (www.therecruitmentco.com)**, a Hong Kong based recruiting company specializing in the financial sector and new technologies.*

TFS is listed on the Second Marché of the French Stock Exchange, and is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are, in turn, part of VIEL & Cie, in Paris, France.

Contacts:

TFS
Ghislaine MATTLINGER –33 1 56 43 70 31

Agence Solange Stricker & Associés
Delphine PEYRAT - 33 1 40 71 32 96

TFS

Garban Intercapital

Press Release

Garban-Intercapital and TFS create one Global Currency Options business

29th June 2000

The TFS Group and Garban-Intercapital plc today announced an agreement in principle to merge their OTC Currency Options divisions with offices in New York, London, Copenhagen, Frankfurt and Sydney. Garban-Intercapital's existing joint venture with Nittan in Tokyo and Singapore will also merge with the TFS divisions in those centres. The agreement is subject to regulatory approvals.

David Gelber, Chief Operating Officer of Garban-Intercapital said: "The evolution of the currency options market is gathering pace. We continue to believe that there is a strong future for voice broking services in the OTC marketplace. A merger of arguably the two strongest brokers is, in our opinion the best way to ensure the long term contribution of the two companies to this market."

David Pinchin, co Chief Executive Officer of TFS commented: "The two groups are well matched in terms of geography, personnel, market share and corporate culture. Between us we have access to a widely distributed customer base and associated liquidity."

Notes for Editors:

TFS (www.tfsbrokers.com), in addition to currency options covers a variety of commodity, equity and energy markets including pulp & paper and bandwidth. Affiliated companies include energy consultants Capstone Global Energy (www.capstoneenergy.com), global recruitment specialists The Recruitment Company (www.therecruitmentco.com) and venture capitalist Equitek Capital (www.equitekcapital.com). TFS is listed on the Second Marché in Paris.

Garban-Intercapital plc (GBN.L) is the world's leading derivatives and money broking business with daily transaction volumes in excess of $200 billion. On 14 June the group announced preliminary results for the 15 months ended 31 March 2000. Profit before tax on a pro forma basis was GBP47.7 million ($76.5 million)

Nittan is a leading broker in Asia with offices in Tokyo, Hong Kong, Singapore, Thailand and Indonesia

Contacts:

David Gelber	Garban-Intercapital	(44) 207 574 7782
David Pinchin	TFS Group	(1) 212 943 2787
Jeff Adler	TFS Group	(44) 207 454 9449
John Shepherd	Burson Marsteller	(44) 207 300 6237
Delphine Peyrat	Agence Solange Stricker & Associes	(33) 1 40 71 32 96

TFS
Tradition Financial Services

Press Release

TFS

Consolidated turnover by the second quarter 2000 : 19.1 million euros

TFS has reported consolidated turnover of 19.1 million euros (29.8 million Swiss francs) in the second quarter 2000, against 19.4 million euros (31.0 million Swiss francs) in the second quarter 1999.

The consolidated turnover by TFS for the first half a year 2000 becomes established in 40.5 million euros (64.2 million Swiss francs), against 37.1 million euros (59.5 million Swiss francs) for the first half a year 1999.

Founded in 1985, **TFS** (www.tfsbrokers.com), is a leading broker of OTC physical and derivative products. The Company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper and bandwidth. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil and weather. Affiliated companies include energy consultants **Capstone Global Energy (www.capstoneenergy.com)**, global recruitment specialists **The Recruitment Company (www.therecruitmentco.com)** and venture capitalist **Equitek Capital (www.equitekcapital.com).**

TFS is listed on the Second Marché in Paris and is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are in turn, part of VIEL & Cie in Paris, France.

Paris, 27 July 2000

Contacts presse :

TFS	Agence Solange Stricker & Associés
Ghislaine MATTLINGER -01 56 43 70 31	Delphine PEYRAT - 01 40 71 32 96

TFS

Press Release

TFS FORMS NEW ENERGY JOINT VENTURE

Stamford, CT. - August 2, 2000

TFS, a leading OTC brokerage company announced today that it has entered into a joint venture with the former New York energy group of Sakura Dellsher Inc. The new company, TFS Energy LLC will be headquartered and operating out of TFS's existing office in Stamford, Connecticut and on the floor of the New York Mercantile Exchange. The deal will merge over 70 brokers and support staff to cover OTC physical and derivative products and exchange traded futures and options in most energy related fields, including electricity, natural gas, coal, emissions, and weather. The group's OTC bandwidth brokering divisions will also merge in a move to establish a dominant position in what is a rapidly evolving market for the telecommunications industry.

Reflecting on objectives for TFS's core businesses, Julian Harding, co Chief Executive Officer of TFS and Chairman of TFS Energy, LLC commented: "As was the case in our recent currency options merger with Garban Intercapital, we have joined forces with an organization that matches our own corporate culture, personnel and geography. This deal reinforces our position today and helps solidify a leading presence and market share for our Energy Division in the future."

Alan Kurzer, President of the newly established TFS Energy, LLC commented: "By combining the expertise and resources of two groups that have specialized in energy derivatives for over ten years each, we have built a new top tier player in the OTC and exchange traded energy brokerage industry. The critical mass created by this merger will enable us to provide improved market coverage to current clients and to aggressively expand the products and services we offer in the energy related emerging markets."

Notes for Editors:

Founded in 1985, **TFS (www.tfsbrokers.com)** is a leading broker of OTC physical and derivative products. The Company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper and bandwidth. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil and weather. Affiliated companies include energy consultants **Capstone Global Energy (www.capstoneenergy.com)**, global recruitment specialists **The Recruitment Company (www.therecruitmentco.com)** and venture capitalist **Equitek Capital (www.equitekcapital.com)**.

TFS is listed on the Second Marché in Paris and is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are in turn, part of VIEL & Cie in Paris, France.

The brokers and staff joining from SDI Energy are part of the original Gerald Energy group that was established in 1986 and operated until 1998 when they joined with Sakura Dellsher. The group was one of the first brokerages to combine futures execution and clearing with OTC energy products.

TFS Contacts:
Julian Harding: 1-203-351-9520
Alan Kurzer: 1-203-862-0907
Lisa Cohen 1-212-943-0583

TFS

Press Release

**TFS ENERGY LLC POSITIONS FOR LEADERSHIP ROLE
IN BANDWIDTH MARKETS**

August 9, 2000 – New York

TFS Energy LLC, the result of the recent merger between Tradition Financial Services, Inc. and the former New York energy group of Sakura Dellsher Inc. (SDI), is gathering momentum in its mission to become the leading provider of OTC bandwidth brokerage services, and risk management consulting and advisory services to the telecommunications industry.

The newly created **TFS Bandwidth** group is comprised of experts from the brokerage and telecommunications industries who also have extensive experience in new market development. Ron Banaszek, formerly of SDI, is a veteran of the U.S. securities and bond markets. After spending the last year assisting companies in establishing bandwidth risk management programs, Ron is already recognized as a leading figure within this emerging marketplace. Darren Jacobs, who has been with TFS for 12 years, is an experienced broker of both currency and energy derivatives having covered markets in both the United States and Japan. Elena Curtis is a telecommunications industry professional and is a former Director of Global Business Development for AT&T in Europe, the Middle East and Africa.

Ron Banaszek recently commented, "Our objective is to combine strengths and tackle the market head on. The ground we break now is important for any company with serious capacity and telecom issues."

The group is operating out of TFS's existing office space in New York and Stamford. To complete bandwidth transactions and access market data, please contact the Bandwidth Desk on 212-943-8047.

Contact:
Lisa Cohen 1-212-943-0583

Notes for Editors:

TFS Energy LLC is the result of a joint venture between former New York energy group Sakura Dellsher Inc. and Tradition Financial Services, Inc., covering U.S. energy markets.

Founded in 1985, **TFS (www.tfsbrokers.com)** is a leading broker of OTC physical and derivative products. The Company covers global foreign exchange, commodity, equity and energy markets as well as pulp & paper and bandwidth. The TFS Energy Division was established in 1989. Specializing in derivatives across the whole energy spectrum, OTC businesses are operational in coal, electricity, emissions, natural gas, oil and weather. Affiliated companies include energy consultants **Capstone Global Energy (www.capstoneenergy.com)**, global recruitment specialists **The Recruitment Company (www.therecruitmentco.com)** and venture capitalist **Equitek Capital (www.equitekcapital.com)**.

TFS is listed on the Second Marché in Paris and is part of Compagnie Financiere Tradition, which is headquartered in Lausanne, Switzerland. Both companies are in turn, part of VIEL & Cie in Paris, France.

File No. 82-5095

TFS
Tradition Financial Services

Press Release

TFS

Consolidated revenues of 1st quarter 2001: 26.8 million euros

TFS is one of the world's leading brokers of financial and non-financial products in over-the-counter [OTC] markets, with a presence in 9 countries and close to 300 employees.

TFS announced today that it has realized consolidated revenues for the first quarter of 2001 of 26.8 million euros, (40.9 million CHF) against 21.4 million euros (34.4 million CHF) for the first quarter of 2000. This represents an increase of 25.1%, 23.5% using a constant exchange rate.

The encouraging start to the year reflects an improvement in revenues in a number of sectors, but in particular in energy and energy related products.

About TFS

Founded in 1985, TFS (www.tfsbrokers.com) is a market leader in the inter-dealer brokering of OTC physical and derivative products. With offices in the world's major financial centers, the Company covers global foreign exchange, commodity, equity and pulp & paper markets. Additionally, the TFS Energy Division brokers a full spectrum of energy and energy-related markets with OTC businesses operational globally in coal, electricity, emissions, natural gas, oil, and weather and bandwidth/telecom. TFS's client base includes major banks international corporations, utilities and government agencies.

TFS affiliated companies include energy consultants Capstone Global Energy (www.capstoneenergy.com), global recruitment specialists The Recruitment Company (www.therecruitmentco.com), venture capital firm Equitek Capital (www.equitekcapital.com) and momentum traders TFS Blackwood (TFSB).

TFS is listed on the French Stock Exchange (Second Marché: TFS), and is part of Compagnie Financière Tradition (www.traditiongroup.com). Both companies are, in turn, part of Viel & Cie. (www.viel.com), in Paris, France, which is continental Europe's top financial brokerage firm.

Paris, 11 May 2001

Contacts:

TFS
Ghislaine MATTLINGER –33 1 56 43 70 31

Agence Solange Stricker & Associés
Delphine PEYRAT - 33 1 40 71 32 96

TFS
Tradition Financial Services

Communiqué de presse

TFS

2 :1 Stock Split Effective June 22, 2001

At its general meeting of the 23rd of May 2001, the TFS board of directors decided to undergo a 2:1 stock split, nominal value of each share being reduced from 10 to 5 Swiss Francs. Effective 22 June 2001, shareholders will automatically receive two new shares for every one old share currently held.

TFS is listed on the French Stock Exchange (Second Marché: TFS)

About Tradition Financial Services (TFS)
Founded in 1985, TFS (www.tfsbrokers.com) is a market leader in the inter-dealer brokering of OTC physical and derivative products. With offices in the world's major financial centers, the Company covers global foreign exchange, commodity, equity and pulp & paper markets. Additionally, the TFS Energy Division brokers a full spectrum of energy and energy-related markets with OTC businesses operational globally in coal, electricity, emissions, natural gas, oil, weather and bandwidth/telecom. TFS's client base includes major banks international corporations, utilities and government agencies.

Affiliated companies include energy consultants Capstone Global Energy, global recruitment specialists The Recruitment Company, the venture capital firm Equitek Capital and momentum traders TFS Blackwood (TFSB).

TFS is listed on the French Stock Exchange (Second Marché:TFS), and is part of **Compagnie Financiere Tradition** which is headquartered in Lausanne, Switzerland, with offices located in fifteen countries throughout the world. Both companies are, in turn, part of **Viel & Cie.** in Paris, France, which is continental Europe's top financial brokerage firm.

Paris, le 21 juin 2001

Contacts presse :

TFS
Ghislaine Mattlinger - 01 56 43 70 31

Agence Solange Stricker & Associés
Delphine PEYRAT - 01 40 71 32 96

TFS

Tradition Financial Services

Press Release

TFS

Strong rise in consolidated turnover in the second quarter of 2001: + 40%

TFS posted another strong set of figures with consolidated turnover in the first half of 2001 up by 32% to €53.4 million (CHF 81.8 million) compared with €40.5 million (CHF 64.2 million) in the same period last year.

Consolidated turnover in the second quarter reached €26.6 million (CHF 40.8 million), a year-on-year increase of 40%.

These excellent results were favourably impacted by the sustained development of TFS's activities in the energy sector, which now accounts for over 45% of consolidated turnover.

*Founded in 1985, **TFS (Tradition Financial Services)** (www.tfsbrokers.com) is one of the world's leading brokers of financial and non-financial products in over-the-counter [OTC] markets, with a presence in 9 countries and close to 300 employees. With offices in the world's major financial centres, the Company covers global foreign exchange, commodity, equity and pulp & paper markets. Additionally, the TFS Energy Division brokers a full spectrum of energy and energy-related markets with OTC businesses operational globally in coal, electricity, emissions, natural gas, oil, and weather and bandwidth/telecom. TFS's client base includes major banks international corporations, utilities and government agencies.*
TFS affiliated companies include energy consultants Capstone Global Energy (www.capstoneenergy.com), global recruitment specialists The Recruitment Company (www.therecruitmentco.com), venture capital firm Equitek Capital (www.equitekcapital.com) and momentum traders TFS Blackwood (TFSB).
TFS is listed on the French Stock Exchange (Second Marché: TFS), and is part of Compagnie Financière Tradition (www.traditiongroup.com).

Paris, 10 August 2001

Contacts:

TFS
Ghislaine MATTLINGER - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Florence Ovide-Etienne - 33 1 40 71 07 22

Communiqué de presse

TFS

Strong rise in consolidated turnover at 30 September 2001: + 34%

TFS posted a strong set of figures with a consolidated turnover at 30 September 2001 of €82,5 million (CHF 126.0 million) up by 34% compared with €61.7 million (CHF 97.5) at 30 September 2000.

Consolidated turnover for the third quarter 2001 reached €29.5 million (CHF 45.5 million, an increase of 41% over the same period last year.

*Founded in 1985, **TFS (Tradition Financial Services)** is a pure broker of a diversified portfolio of financial products. The Group covers foreign exchange options, equity derivatives, precious metals, energy, pulp & paper and bandwidths markets. TFS affiliated companies include energy consultants Capstone Global Energy; The Recruitment Company, global recruitment specialists in finance and new technologies; Equitek Capital, a venture capital firm; and TFS Blackwood (TFSB), specialist day traders.*
TFS is listed on the French Stock Exchange – foreign section. For more information on our Group, visit our site at www.tfsbrokers.com.

Paris, 8 November 2001

Contacts presse :

TFS
Catherine Chaumely - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Geneviève de Négri - 33 1 40 71 07 03

TFS

Tradition Financial Services

Press release

Profit strongly ahead in 2001

Turnover: €116.2 million, + 35.8%

Consolidated net profit: €9.3 million

TFS posted an excellent set of figures in 2001, on the back of sustained growth in its energy operations, equity department and its merger with ICAP currency options business.

Consolidated turnover rose 35.8%, to reach €116.2 million (CHF 172.3 million). **Operating profit grew by a multiple of 6.3** to stand at €13.4 million (CHF 19.9 million) against €2.1 million (CHF 3.2 million) in 2000, bringing the operating margin to 11.6% of consolidated revenues, compared with 2.5% the previous year.

Pre-tax profit rose fivefold during the period, to stand at €14.3 million (CHF 21.3 million) for a pre-tax margin of 12.4%.

Consolidated net profit rose to €9.3 million (CHF 13.8 million) against €0.5 million (CHF 0.8 million) in 2000. After taking account of minority interests of €3.6 million (CHF 5.4 million), net profit Group share stood at €5.7million (CHF 8.5 million) against a loss of €0.3 million (CHF 0.5 million) in the previous period.

This excellent performance, in what was a difficult economic climate, reflects TFS's ability to accelerate growth and successfully expand its activities into new product segments.

Founded in 1985, TFS (Tradition Financial Services) is a leading broker of inter-dealer OTC physical and derivative products. The Company has a presence in the world's major financial centers. TFS conducts business within the foreign exchange, precious metals, equity, pulp & paper and energy markets. Electricity, natural gas, oil, coal and weather are among those energy markets covered by the TFS energy division. TFS is listed on the French Stock Exchange - foreign section - and member of NextPrime segment within Euronext list. For more information on our Group, visit our site at www.tfsbrokers.com.

Paris, 14 March 2002

Press contacts:

TFS
Catherine Chaumely - 33 1 56 43 70 31

Agence Solange Stricker & Associés
Geneviève de Négri - 33 1 40 71 07 03

TFS
Tradition Financial Services

Press Release

TFS ANNOUNCES STRATEGIC PARTNERSHIP WITH BANC ONE

Stamford – June 5, 2002 - TFS Energy, LLC and Banc One Capital Markets, Inc have teamed up to provide the energy industry with integrated banking and brokerage services in the exchange traded and over-the-counter (OTC) physical and derivative markets. The ***Banc One – TFS Strategic Partnership*** offers execution and clearing in both OTC and futures markets, and economic trade enhancement products. In the current energy industry environment, the ability to lessen counterparty credit exposure by clearing OTC trades on the NYMEX and ICE will increasingly cause exchange traded and OTC markets to converge. The Banc One – TFS Strategic Partnership strives to assist the industry in this merging of marketplaces by offering both services in one coordinated manner.

The business has commenced operations out of TFS's Stamford, CT office and is overseen by John Hill, the newly appointed Managing Director. Mr. Hill has over 20 years of experience in energy markets and has served as Co-Director of the Global Energy Futures Businesses at Merrill Lynch and ABN-AMRO.

Alan Kurzer, President of TFS Energy, LLC commented, "This strategic partnership draws on Banc One's financial strength as a major energy sector lender and futures commission merchant (FCM) and TFS's position as the recognized leader in the global energy OTC brokerage business."

TFS has been named Energy Broker of the Year in the May 2002 issue of EPRM, a Riskwaters publication for its diversified and international role in the energy markets. This award follows the EPRM Rankings in February of 2002 where TFS fared best of all the brokers having been ranked first or second in thirteen of the energy categories listed.

The alliance will be drawing upon the collective resources and expertise of over 200 Banc One bankers and TFS brokers worldwide. The combined group represents an energy service and information resource unsurpassed in today's market that allows clients of Banc One and TFS to optimize their access to and utilization of all risk management tools currently available.

17 State Street, 4F[t] floor New York, NY 10004 U.S.A.

T.: 1.212.943.0583 · F.: 1.212.943.8504 · Email publicrelations@tfsbrokers.com

TFS
Tradition Financial Services

PRESS CONTACT

Lisa Ruiz
TFS New York 1-212-943-0583

About TFS Energy LLC

TFS Energy LLC is part of the **TFS Group**. Founded in 1985, TFS is a market leader in the inter-dealer brokering of OTC physical and derivative products. In addition to energy products, the Company covers global foreign exchange, commodity, equity and pulp & paper markets. Affiliated companies are energy consultants **Capstone Global Energy**, global recruitment specialists **The Recruitment Company** and venture capital firm **Equitek Capital**.

TFS is listed on the French Stock Exchange (Second Marché: TFS), and is part of **Compagnie Financiere Tradition** which is headquartered in Lausanne, Switzerland. Both companies are, in turn, part of **Viel & Cie** in Paris, France, which is continental Europe's top financial brokerage firm.

Please visit http://www.tfsenergy.com/ for more information.

About Banc One Capital Markets

Banc One Capital Markets,Inc. is a non-bank registered broker/dealer and futures commission merchant. Banc One Capital Markets Inc. is a separately owned subsidirary of Bank One Corp. the sixth largest bank holding company in the nation with over $250 billion in assets.

For more information visit http://www.bankone.com/

TFS

Tradition Financial Services

Press release

TFS

Rise in consolidated turnover in the first half of 2002: €63.5 million

+ 20.8%

TFS posted an excellent set of figures with a consolidated turnover in the first half of 2002 of €63.5 million (CHF 93.3 million) up 20.8% compared with €52.6 million (CHF 80.5 million) in the same period last year.

Consolidated turnover in the second quarter of 2002 reached €29,1 million (CHF 42.5 million) compared with €25.8 million (CHF 39.5 million) in the second quarter of 2001.

Founded in 1985, TFS (Tradition Financial Services) is a leading broker of inter-dealer OTC physical and derivative products. The Company has a presence in the world's major financial centres. TFS conducts business within the foreign exchange, precious metals, equity, pulp & paper and energy markets. Electricity, natural gas, oil, coal and weather are among those energy markets covered by the TFS energy division.

TFS is listed on the French Stock Exchange - foreign section - and member of NextPrime segment within Euronext list. For more information on our Group, visit our site at www.tfsbrokers.com.

Lausanne, 6 August 2002

Press contacts:

TFS
Catherine Chaumely
Tel: 33 1 56 43 70 31

Solange Stricker & Associés
Geneviève de Negri
Tel: 33 1 40 71 07 03

File No. 82-5095



RADITION FINANCIAL SERVICE

BEST AVAILABLE COPY

FIRST HALF REPORT
2 0 0 0

TFS

COMPARATIVE CONSOLIDATED RESULTS

In thousand of Swiss francs / *In thousand of euros*	1ST HALF 2000 CHF (000s)	1ST HALF 2000 *€ (000s)*	1ST HALF 1999 CHF (000s)	1ST HALF 1999 *€ (000s)*	YEAR 1999 CHF (000s)	YEAR 1999 *€ (000s)*
OPERATING INCOME						
Revenues	64,359	*40,593*	59,484	*37,186*	128,741	*80,292*
Net financial income and foreign exchange gains or losses	1,277	*805*	778	*486*	905	*564*
	65,636	***41,398***	**60,262**	***37,672***	**129,646**	***80,856***
OPERATING EXPENSES						
Direct operating expenses	52,100	*32,861*	46,383	*28,995*	99,534	*62,076*
Indirect operating expenses	10,493	*6,619*	7,820	*4,889*	18,824	*11,740*
Depreciation and amortisation	879	*554*	910	*569*	1,970	*1,229*
	63,472	***40,034***	**55,113**	***34,453***	**120,328**	***75,045***
PROFIT BEFORE TAX AND EXTRAORDINARY ITEMS	**2,164**	***1,364***	**5,149**	***3,219***	**9,318**	***5,811***
Taxes	1,862	*1,174*	2,067	*1,292*	4,550	*2,837*
NET PROFIT	**302**	***190***	**3,082**	***1,927***	**4,768**	***2,974***
Minority interests	-	-	-	-	-	-
NET PROFIT GROUP SHARE	**302**	***190***	**3,082**	***1,927***	**4,768**	***2,974***

FINANCIAL REVIEW

Consolidated first half revenues for TFS, a broker of financial and non-financial products in over-the-counter [OTC] markets, stood at CHF 64.4 million (€40.6 million), compared with CHF 59.5 million (€37.2 million) in the same period last year, a rise *of 8.2% thanks to a favourable trend in exchange rates.*

This progress in TFS's core business activities was as follows:

CHF (000s)	Revenues 30 June 2000		Revenues 30 June 1999	
Currency options and equity derivatives	28,382	44%	31,617	53%
Metals, energy, pulp and paper	33,532	52%	27,867	47%
Other activities	2,445	4%	-	-
	64,359	100%	**59,484**	100%

Consolidated income, at constant exchange rates, fell by 2.6% over the first half 1999. This decline was particularly marked in financial products – currency options and equity derivatives - which were down over 10%. TFS came under pressure from two fronts – a sharp decline in volumes in the currency options markets, negatively impacted by the retreat of previously active players such as the big hedge funds, and the soon to be implemented new accounting standards for derivatives transactions. These phenomena were less marked in the equity derivatives markets, which benefited from stronger liquidity. TFS continued to develop its presence in London, the world's most important financial centre for OTC equity derivatives.

Operations in the non-financial markets generated an overall rise of 20%, although this encouraging achievement was not evenly distributed across all product portfolios:

- Taking into account an historically weak gold price and sharply lower volatility, the first half of the year was marked by less producer intervention in the gold market, and with most producers holding back from covering their exposure, volumes were pressured on the downside. Against this background, although TFS maintained its position as undisputed leader in the gold market, its income in this sector declined steeply.

- In the field of energy, TFS recorded a strong overall growth in revenues, particularly in the electricity sector; during the first half the Company broadened its geographic coverage by establishing new desks in Frankfurt and Sydney, in fast growing markets. Activities in the oil sector, centred in London and Singapore, continued to perform well. Finally, the new business sectors launched since 1999 in coal, weather derivatives and emissions, contributed close to CHF 1.5 million in consolidated revenues.

TFS IN THE WORLD

■ UNITED KINGDOM

Tradition Financial Services Ltd.
East India House, 4th floor
109-117 Middlesex Street
London E17JF
T: 44 207 454 9422
F: 44 207 454 9421
tfseurope@tfs-ln.co.uk

■ GERMANY

Tradition Financial Services GmbH
Goethestrasse 7
D-60313 Frankfurt/Main
T: 4969 28 3622
F: 4969 28 8949
tfseurope@tfs-ln.co.uk

■ SWEDEN

Tradition Financial Services UK
(Swedish Branch)
Hightech Building, 17th Floor
SE 10152
Stockholm
T: 468 5661 5075
F: 468 5661 5001
tfseurope@tfs-ln.co.uk

■ U.S.A.

Tradition Financial Services Inc.
TFS Derivatives Corp.
The Recruitment Company Inc.
17 State Street, 41st Floor
New York, NY 10004
T: 1212 943 6916
F: 1212 943 8504
tfsusa@tfsbrokers.com
www.therecruitmentco.com

■ U.S.A.

Tradition Financial Services Inc.
TFS Energy LLC
TFS Energy Futures LLC
680 Washington Bd, 5th Floor
Stamford, CT 06901
T: 1203 351 9520
F: 1203 351 9567
tfsusa@tfsbrokers.com

Capstone Global Energy LLC
1330 Lake Robbins Dr., Suite 350
The Woodlands, TX 77380
T: 281 296 7080
F: 281 296 7034
www.capstoneenergy.com

■ AUSTRALIA

TFS Australia Pty, Ltd.
25 Bligh Street, Level 19
Sydney 2000, New South Wales
T: 612 9233 6611
F: 612 9233 1866
tfsasia@tfsbrokers.com

■ HONG KONG

Tradition Financial Services,
(Hong Kong) Ltd.
2610 Alexandra House
16-20 Chater Road, Central
Hong Kong
T: 852 2521 5706
F: 852 2877 2719
tfsasia@tfsbrokers.com

The Recruitment Company Ltd.
Suite 610, One Pacific Place
88 Queensway, Hong kong
T: 852 2295 3338
F: 852 2295 3339
www.therecruitmentco.com

■ SINGAPORE

TFS Energy (S) Pte Ltd.
TFS Currencies Pte Ltd.
3 Shenton Way n°23-02
Shenton House,
Singapore 068805
T: 65 226 5616
F: 65 226 2812
tfsasia@tfsbrokers.com

■ JAPAN

Tradition Financial Services,
Japan Ltd.
Toranomon Dai-ni Waiko
Building, 6th Floor
2-6 Toranomon 5-chome
Minato Ku, Tokyo 105
T: 813 5401 7451
F: 813 5401 7450
tfsasia@tfsbrokers.com

■ SWITZERLAND

TFS
(Head office)
11, Rue Langallerie
1003 Lausanne
T: 4121 343 5252
F: 4121 343 5500
www.tfsbrokers.com

■ FRANCE

TFS
c/o Groupe VIEL
253, Boulevard Pereire
75852 Paris Cedex 17
T: 33 1 56 43 70 20
F: 33 1 56 43 70 98
www.tfsbrokers.com

The heading "other activities" covers two new business sectors created in 1999: Capstone Global Energy, a company providing brokerage consulting and services in the field of energy, and The Recruitment Company, a recruiting firm created in Hong Kong with an office in New York since June 2000.

The geographical spread of activities remained stable, although the development and growth of Capstone Global Energy in the U.S. slightly redressed the balance in favour of the American sector.

CHF (000s)	Revenues 30 June 2000		Revenues 30 June 1999	
Europe	31,323	49%	30,281	51%
America	21,364	33%	18,676	31%
Asia	11,672	18%	10,527	18%
	64,359	100%	**59,484**	100%

■ ■ ■

The juxtaposition of sharply declining volumes of activity in some market sectors and products in the launch phase in others negatively impacted first half figures: operating profit dropped 58% to CHF 2.2 million (€1.4 million) against CHF 5.1 million (€3.2 million) in the first half of 1999.

New business sectors launched by TFS in 1999, such as Capstone Global Energy and The Recruitment Company, which have so far shown promising results, contributed negatively to consolidated operating profit to the extent of CHF 1 million.

Against this background, operating margins fell to 3.4% compared with 8.7% in the first half of last year and 7.2% for the full 1999 period.

TFS recorded a consolidated tax charge of CHF 1.9 million in the first half, against CHF 2.1 million for the previous period. This high tax charge, representing a consolidated tax rate of 86%, resulted from the fact that the losses of several loss-making structures during the period could not offset profits realised by companies in other countries.

TFS posted a consolidated net profit of CHF 0.3 million (€0.2 million) compared with CHF 3.1 million (€1.9 million) in the first half of 1999. Consolidated equity stood at CHF 32.6 million (€20.9 million) for a consolidated cash position of CHF 19.4 million (€12.5 million).

■ ■ ■

Since the second half of 1999, the Group has progressively diversified its activities - previously centred on brokerage in financial and non-financial markets - into a number of new, related business sectors, such as consulting, recruiting for the financial sector, and venture capital, all of which could prove important growth drivers over time. These new sectors, which are still in the launch phase, weighed heavily on TFS's profitability during the first half and are not expected to contribute positively to Group profits before 2001.

TFS will renew its efforts to control costs in the second half of the year, in an effort to re-establish operating equilibrium throughout its traditional activities. In Tokyo, the main loss-making centre, TFS should be joining forces with a sister company, a subsidiary of the Tradition Group, to reduce its cost basis while exploiting possible synergies with this company, a leader in the interest rate derivatives markets.

TFS also initiated innovative partnerships with two of its competitors during the summer. First, in the field of currency options, TFS and Garban-Icap agreed to merge their over-the-counter brokerage activities within a new division, TFS-ICAP, which will have units in London, Frankfurt, Copenhagen, New York, Sydney, Tokyo and Singapore. The complementarity of the activities of each of these groups to date, both in terms of geographical presence and products, will enable TFS-ICAP to further strengthen its market share and offer clients greater liquidity across a broader product portfolio in the field of currency options.

In the energy sector, TFS merged its U.S. activities with those of Sakura Dellsher Inc., on 1 August 2000, creating a new subsidiary, TFS Energy, which will become an introducing broker on the New York Mercantile Exchange. This agreement will allow TFS to grow its presence in the market for OTC products and derivatives, and in that for options and futures contracts in the regulated markets, and for most of the energy-related products, particularly electricity, natural gas, coal, emissions and weather derivatives. The new entity will deploy a team of over 70 specialised brokers. The activities of the two groups in the field of bandwidth will also be integrated into the new structure, creating critical mass in a rapidly growing telecommunications market.

TRADITION FINANCIAL SERVICES



ANNUAL REPORT 2000

TFS

File No. 82-5095

TRADITION FINANCIAL SERVICES



FIRST HALF REPORT 2001

TFS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	30 June 2001		30 June 2000		Year 2000	
	CHF 1,000	*€ 1,000*	CHF 1,000	*€ 1,000*	CHF 1,000	*€ 1,000*
Net turnover	80,522	*52,878*	64,359	*41,319*	130,104	*85,415*
Other operating income	99	*65*	-	-	126	*83*
OPERATING INCOME	**80,621**	***52,943***	**64,359**	***41,319***	**130,230**	***85,498***
Direct operating expenses	-58,122	*-38,168*	-52,100	*-33,449*	-103,352	*-67,852*
Indirect operating expenses	-13,432	*-8,821*	-10,493	*-6,737*	22,275	*-14,624*
Depreciation and amortisation	-1,028	*-675*	-879	*-564*	-1,370	*-899*
OPERATING EXPENSES	**-72,582**	***47,664***	**-63,472**	***-40,750***	**-126,997**	***-83,375***
OPERATING PROFIT	**8,039**	***5,279***	**887**	***569***	**3,233**	***2,123***
Net financial income	1,585	*1,041*	1,277	*820*	1,236	*812*
PROFIT BEFORE TAX	**9,624**	***6,320***	**2,164**	***1,389***	**4,469**	***2,935***
Taxes	**-3,317**	***-2,178***	-1,862	*-1,195*	-3,697	*-2,427*
CONSOLIDATED NET PROFIT	**6,307**	***4,142***	**302**	***194***	**772**	***508***
Net profit - Group share	3,934	*2,583*	302	*194*	-543	*-356*
Minority interest	2,373	*1,559*	-	-	1,315	*864*
Earnings per share	11.51	*7.56*	0.91	*0.58*	-1.59	*-1.04*

GEOGRAPHICAL ANALYSIS OF TURNOVER

At 30 June 2001


18%
49%
33%
Europe
U.S.A.
Asia - Pacific

FINANCIAL REVIEW

Consolidated turnover at TFS, a broker of financial and non-financial products in over-the-counter markets, rose by 25.1% to CHF 80.5 million (€52.9 million) in the first half, against CHF 64.4 million (€41.3 million) in the same period last year. This represents a rise of 27.1% in constant terms.

TFS's core business activities progressed as follows:

	Turnover at 30 June 2001			Turnover at 30 June 2000		
	CHF 1,000	*€ 1,000*		CHF 1,000	*€ 1,000*	
Financial products	31,720	*20,827*	39%	28,382	*18,180*	44%
Commodities	45,394	*29,806*	57%	33,532	*21,486*	52%
Other activities	3,408	*2,245*	4%	2,445	*1,653*	4%
	80,522	***52,878***		**64,359**	***41,319***	

TFS first half performance brought American activities back in line with Europe, while the closing of the Tokyo equity derivatives desk at the end of 2000 impacted the Asia-Pacific region, which now represents only 14% of consolidated revenues:

	Turnover at 30 June 2001			Turnover at 30 June 2000		
	CHF 1,000	*€ 1,000*		CHF 1,000	*€ 1,000*	
Europe	34,729	*22,803*	43%	31,323	*20,247*	49%
U.S.A.	34,873	*22,897*	43%	21,364	*13,635*	33%
Asia - Pacific	10,920	*7,178*	14%	11,672	*7,437*	18%
	80,522	***52,878***		**64,359**	***41,319***	

CONSOLIDATED TURNOVER

In millions of Swiss francs


80.5
0
20
40
60
80
100
120
140
ANNUAL
1ST HALF

NET RESULT - GROUP SHARE

In millions of Swiss francs


3.9
-1
0
1
2
3
4
5
6
7
8
9
ANNUAL
1ST HALF

FINANCIAL REVIEW

With an upsurge in volumes and a tight grip on operating costs, TFS turned in a record half year performance, with operating profit at CHF 8.0 million (€5.3 million), over nine times that of the first half of 2000. The overall operating margin stood at 10.0% of turnover, against 1.4% in the first half of 2000 and 2.5% for the full year 2000.

TFS recorded a consolidated tax charge of CHF 3.3 million (€2.2 million) in the first half, against CHF 1.9 million (€1.2 million) in the previous period. This represents a fall in the average tax rate from 86% of pre-tax profit in the first half of 2000 to 34% in the first half of 2001. This significant improvement in the consolidated tax rate resulted from profits realised by TFS Frankfurt, which had a tax loss carry forward, and the elimination of several loss-making activities.

The Group posted a net profit of CHF 6.3 million (€4.1 million) compared with CHF 0.3 million (€0.2 million) in the first half of 2000. After taking account of minority interests of CHF 2.4 million (€1.5 million), net profit Group share stood at CHF 3.9 million (€2.6 million). Consolidated equity stood at CHF 41.7 million (€27.4 million), including equity Group share of CHF 38.6 million (€25.4 million), with a consolidated cash position of CHF 31.9 million (€21.0 million).

◆ ◆ ◆

Strategic partnerships with two of its competitors in 2000 substantially strengthened TFS's competitive position in two core sectors, currency options and energy. These two joint ventures performed well in the first half of this year, as reflected in substantially increased volumes and a return to profitability for TFS, placing it among the best in the industry. This positive trend has continued throughout the summer.

The new businesses created since 1999 weighed on profits during the period. The situation is unlikely to improve in the second half, in light of the gloomy climate prevailing for recruitment and day trading, and the recent launch of the venture capital operation.

Finally, TFS is committed to improving the profile and liquidity of its shares. With a quoted mid-market price of €25.9 at 30 June 2001, TFS has a market capitalisation of €17.7 million, placing it at a discount of 30% compared with consolidated equity, and a P/E ratio of less than 4, on the basis of first half results.

ODUCTS

CURRENCY OPTIONS

EQUITY DERIVATIVES

PRECIOUS METALS

PULP & PAPER

ENERGY:

ELECTRICITY

OIL

NATURAL GAS

COAL

EMISSIONS

WEATHER

BANDWIDTH

EW DEVELOPMENTS

AT ITS CORE
FACILITATING IN
WHOLESALE OTC
COMPANY TAKES
PRINCIPAL PART
COMMISSIONS AR
COUNTERPARTIES B
OF CONTACT FOR
CONDUCT BUSINES
FOR ITS REPUTAT
MANAGEMENT TEC
NEW MARKETS.
INTRODUCTION OF
OFFER BOTH GRO
SERVICES TO AID IN
STRATEGIES. EXPA
BUSINESS HAS FUR
INTO THE AREAS
CAPITAL, DAY TRA
SERVICES. TFS
HIGHEST STANDARD
WHERE IT CONDUC



CONTENTS



• STATEMENT OF THE CHIEF EXECUTIVES

□ TFS's core businesses largely held their own in 2000 despite lower volumes early in the year and the arrival of a number of competitive screen based systems. The anticipated growth in a number of new commodity based products materialised in the fourth quarter. The Company also maintained its policy of opening core-value related businesses throughout the year.

□ With a net consolidated turnover amounting to CHF 130.1 million (€85.4 million), TFS posted a consolidated profit of CHF 0.8 million (€0.5 million). After taking account of minority interests of CHF 1.3 million (€0.9 million), net income-group share was a loss of CHF 0.5 million (€0.4 million), compared to a profit of CHF 4.8 million (€3.0 million) for the previous year. Setbacks in the Tokyo office, since corrected, and expenses incurred by new business ventures represented a negative contribution of CHF 9.0 million (€5.9 million) to operating profits, which were down to CHF 3.2 million (€2.1 million) from CHF 8.4 million (€5.2 million) in 1999.





This has been a trying year for shareholders, with the share price continuing its slide throughout, while the stock also remained illiquid. With improvements in Group profits expected this year and already on the rise, the focus now is on raising the Group profile. A share split 2 to 1 will be submitted to the shareholders in May 2001 to improve liquidity, and TFS may then go ahead with its ADR launch in the U.S.A.

We would like to thank our colleagues for their continued ingenuity and hard work and our shareholders for their patience and loyalty.

David PINCHIN

Julian HARDING

• ORGANISATION CHART


PARIS
69.28%
LAUSANNE
68.40%
19.85%
TFS
LAUSANNE
11.75%

BROKERAGE

London
Tradition Financial Services Ltd.
55.00% TFS-ICAP Ltd.
55.00% TFS Currency Options Ltd.
55.00% ICAP Currency Options Ltd.
TFS Derivatives Ltd.

Frankfurt
65.00% Tradition Financial Services GmbH

New York
Tradition Financial Services Inc.
TFS Derivatives Corp.

Stamford
53.00% TFS Energy LLC
53.00% TFS Energy Futures LLC

Hong Kong
Tradition Financial Services (Hong Kong) Ltd.

Tokyo
Tradition Financial Services Japan Ltd.

Singapore
TFS Energy (S) Pte. Ltd.
TFS Currencies Pte. Ltd.

Sydney
TFS Australia Pty. Ltd.

Johannesburg
TFS Futures & Options Pty. Ltd.

RECRUITMENT

Lausanne
TRC Lausanne

Hong Kong
90.00% The Recruitment Company Ltd.

Sydney
The Recruitment Company Pty. Ltd.

London
The Recruitment Company Ltd.

New York
The Recruitment Company Inc.

NEW DEVELOPMENTS

VENTURE CAPITAL

London
Equitek Capital Ltd.

New York
Equitek Capital Inc.

DAY TRADING

New York
93.75% TFS Blackwood LLC

London
93.75% TFSB Ltd.

CONSULTING

Houston
50.00% Capstone Global Energy LLC

London
50.03% HKI Systems Ltd.

All holdings are 100% except where stated

• KEY FIGURES

CONSOLIDATED TURNOVER

in millions of Swiss francs


130.1
128.7
119.1
104.4
63.7
0
30
60
90
120

Consolidated turnover of CHF 130.1 million in 2000, up 1% over the previous period. 54.1% of revenues came from the brokerage of non-financial products such as energy - which showed strong growth in 2000 - precious metals, and pulp and paper. Financial products - currency options and equity derivatives - represented 41.7% of turnover, with new business contributing 4.2%.

PROFIT BEFORE TAX

in millions of Swiss francs


4.5
9.3
11.9
12.8
7.7
0
3
6
9
12
15

Profit before tax of CHF 4.5 million in 2000 against CHF 9.3 million in 1999, representing a pre-tax return of 3.4% on consolidated turnover, adversely impacted by new businesses, still in the investment stage, and losses in Japan, restructured at the end of the year.

NET PROFIT - GROUP SHARE

in millions of Swiss francs


-0.5
4.8
5.7
8.1
4.0

Net profit of CHF 0.8 million in 2000, against CHF 4.8 million the previous year. After taking account of minority interests relating to TFS Energy LLC, a newly formed company, Group share of net profit showed a loss of CHF 0.5 million.

SHAREHOLDERS' EQUITY - GROUP SHARE

in millions of Swiss francs


32.6
35.4
28.3
24.7
16.0

A particularly solid financial base, with consolidated shareholders' equity of CHF 32.6 million at 31 December 2000 for a consolidated net cash position of CHF 25.7 million. The stock market capitalisation of TFS at year-end stood at a 50% discount to consolidated shareholders' equity.

GEOGRAPHICAL ANALYSIS OF TURNOVER

at 31 December 2000

Europe represented 47.2% of consolidated turnover, buoyed by a strong presence in London, TFS's biggest office, and in Frankfurt and Stockholm. The United States, with offices in Stamford, New York and Houston, generated 36.7% of consolidated revenues, thanks to the development of energy operations, while the Asia-Pacific region - Sydney, Tokyo, Singapore and Hong Kong - accounted for 16.1%.


16.1%
47.2%
36.7%
Europe
U.S.A.
Asia - Pacific

• ACTIVITY REPORT

ECONOMIC REVIEW

After a euphoric year in 1999, which saw world stock markets surge ahead on the back of the new economy, the last year of the millennium proved a rude awakening for many businesses and investors, albeit at a time when the world growth rate hit a thirty-year high. With the collapse of the Nasdaq, soaring oil prices and a gradual downturn in the world economy, 2000 will remain in the annals as a highly eventful and unpredictable year.

Turbulence in the stock markets in 2000, coupled with sustained weakness of the euro, surging energy prices, the shaky economic situation in Japan and worries about a hard landing in the U.S. economy, contributed to sustained activities across the board in both regulated financial and over-the-counter (OTC) markets, as investors flocked to futures and derivatives to hedge their exposure.

Volumes in the OTC markets for derivative products picked up considerably in the first half of the year, with interest rate derivatives accounting for the lion's share.

Derivative instruments also continued to expand in non-financial products. In this sector, further deregulation of the energy market in Europe and in the Pacific Rim region boosted markets for commodities derivatives, which registered a year-on-year rise of 32% at 30 June 2000 (Source: BIS). Gold remained at the top of the list of traded commodities, but electricity, natural gas and oil also enjoyed buoyant markets. Other products, such as weather derivatives and emissions allowances, while remaining marginal, made interesting inroads worldwide, no doubt benefiting from the ongoing debates over the greenhouse effect.

The advent of new networking technologies was accompanied by a new generation of players offering trading services in the financial markets. Numerous trading systems were developed over the past two years, covering, with differing degrees of success, most financial and non-financial products. This rise in the number of electronic exchanges for a number of products, such as bonds, electricity, currency options, etc., has served to fragment these markets, making the role of broker even more essential in providing market liquidity at competitive prices.

In this environment of exceptional growth, the trend towards globalisation continued at an accelerated pace, with an increase in international transactions aimed at constructing multinational giants in what has become the global market. In the financial sector, the USD 34 billion takeover of JP Morgan by Chase Manhattan marked the high point in a year marked by accelerated consolidation in the banking sector.

BUSINESS REVIEW

OPERATING HIGHLIGHTS

The consolidation of the banking sector, TFS's main client base, coupled with the increase in electronic platforms that could, in the long-term, impact TFS's activities, has led it to pursue a two-pronged strategy over the past eighteen months.

TFS STRENGTHENS ITS COMPETITIVE POSITION IN CORE SECTORS

TFS's prime focus has been to enhance its competitive position in traditional core operations, by securing strategic partnerships with a number of its competitors. In July 2000, the Company merged its activities in currency options with those of its closest



NEW YORK: THE "HEART" OF TFS'S BUSINESS DEVELOPMENT. EACH NEWLY LAUNCHED VENTURE WITHIN THE GROUP HAS A PRESENCE IN NEW YORK, A CONSTANT DRIVING FORCE FOR NEW IDEAS IN THE GLOBAL MARKETPLACE.



SYDNEY:

THE REGIONAL CENTER FOR PRECIOUS METALS IS ALSO A MICROCOSM FOR TFS WITH ITS CULTIVATION OF NEW REGIONAL PRODUCTS SUCH AS ELECTRICITY, WEATHER DERIVATIVES, COAL, AND ALSO RECRUITMENT AND ITS JOINT VENTURE IN CURRENCY OPTIONS.

competitor, Garban Intercapital, creating the world's leading brokerage company in the sector. The new division, TFS-ICAP, with offices in Copenhagen, London, Frankfurt, New York, Sydney, Tokyo and Singapore, boasts very substantial trading volumes and has cornered a large part of the market for currency options.

In August, TFS merged its U.S. energy operations with those of another competitor, Sakura Dellsher Inc., to form a new company, TFS Energy LLC, and its subsidiary, TFS Energy Futures LLC, an introducing broker on the NYMEX. This move will give TFS critical mass in a broad range of energy-related products in the fields of electricity, natural gas, coal, emission allowances, weather derivatives and bandwidth capacity, in both over-the-counter (OTC) markets and on the NYMEX.

These two joint ventures give TFS a strategic presence in the key sectors of energy and currency options. The Company also expects to realise economies of scale from the broader portfolio of products and extended client base.

In an effort to further streamline profitability, the Company undertook an important restructuring of its traditional activities. In Japan, equity derivatives operations at its loss-making Tokyo office were wound down. The regulatory capital required to develop these activities was deemed disproportionate to any potential gains.

NEW ACTIVITIES

Over the past two years, while underscoring its traditional operations, TFS has pursued a policy of selective expansion into new activities related to its original core businesses:

Capstone Global Energy LLC, created in June 1999 and 50% owned by TFS, provides energy-related consulting and advisory services. Its broad client base comprises participants in the world's deregulating and restructuring energy markets.

The Recruitment Company, created in September 1999, specialises in job placement in the financial and new technologies sectors. Initially based in Hong Kong, The Recruitment Company has expanded its operations to London, New York and Sydney, offering clients an innovative approach to recruitment as well as contractor and interim management services.

Equitek Capital, created in July 2000, is a venture capital company focusing its portfolio on broadband and enabling technology. The Company hopes to complete its capital raising exercise for the first Equitek Global Technology Fund by the end of the first quarter 2001.

TFS Blackwood LLC was formed in October 2000 through a joint venture between TFS and Blackwood Securities LLC, a proprietary financial software developer in the U.S.A. TFS Blackwood LLC will be providing a trading platform in a dealing room environment that will offer individual professional traders direct access to American Exchanges. TFS Blackwood LLC is scheduled to open the first trading room, in London, some time in the second quarter of 2001.

All these new activities offer strategic synergies with TFS's core operations, both in terms of its professional sales force and wide geographical network.

CONSOLIDATED TURNOVER

Consolidated turnover reached CHF 130.1 million (€85.4 million), up 1% over the previous period. This represents an equivalent of CHF 120.3 million (€79.0 million) at constant exchange rates, a drop of 6.6% over last year.

An analysis of the situation is shown below:

in thousands	Financial products		Non-financial products		Other activities		Total	
of Swiss francs	2000	*1999*	2000	*1999*	2000	*1999*	2000	*1999*
Europe	36,426	38,911	24,958	26,520	-	-	61,384	65,431
United States	9,210	12,502	34,198	27,123	4,325	1,478	47,733	41,103
Asia - Pacific	8,678	12,587	11,255	9,621	1,054	-	20,987	22,208
TOTAL	54,314	64,000	70,411	63,264	5,379	1,478	130,104	128,742

FINANCIAL PRODUCTS

Consolidated turnover on brokering activities in financial products reached CHF 54.3 million (€35.6 million) in 2000, down 15.1% over the previous year. This figure represents 41.7% of aggregate turnover, compared with 49.7% in 1999.

Underlying this global slide was the more hostile environment for currency options over the past two years. This sector has been negatively impacted by the implementation of the single currency and consolidation in the banking sector, while the disappearance of several formerly significant participants has drained liquidity in this market. Global exposure in OTC currency options dropped over 20% in a year (Source: Bank for International Settlements - statistics at 30 June 2000). TFS's consolidated turnover in currency options followed suit, although some reduction is to be expected with the merger of two companies in identical markets.

TFS continued to grow its operations in equity derivatives, which recorded an overall rise of 6%, in part due to the creation of a South African subsidiary, TFS Futures & Options Pty. Ltd., a member of the South African Futures Exchange (SAFEX). The business conducted on this "virtual exchange" is handled by TFS's London office, allowing TFS to grow its activities in the British capital. The Company is now strongly positioned in Europe, the leading world market for equity derivatives. In Asia, the Company decided to close its Japanese operations, following a sharp fall-off in business activities, while retaining a slimmed down team in Hong Kong.

NON-FINANCIAL PRODUCTS

Consolidated turnover for brokering activities in non-financial products reached CHF 70.4 million (€46.2 million), up 11.3% over the previous year.

After a strong rise in the 4th quarter of 1999, gold prices dropped back to settle at between USD 262 and USD 310 an ounce throughout 2000. This weakness led producers and investment funds to limit hedging operations, while the major banks trimmed back activity in this market. This environment negatively impacted TFS which, while maintaining its leadership position in the gold market, suffered a sharp slowdown in its brokerage activities in precious metals.

Activities in a wide range of energy derivatives developed very satisfactorily in 2000, and now represent more than a third of TFS's consolidated turnover. This strong showing includes an important contribution from TFS Energy LLC, a company formed in August 2000 as a joint venture between TFS in the U.S.A. and one of its competitors. The merger of these two operations allowed TFS to develop its activities in natural gas in the U.S.A. and Canada, and to strengthen its presence in the market for weather derivatives.

In the electricity sector, the Company again benefited from the deregulating markets - with its London, Frankfurt and newly created Australian offices all turning in good performances - while strengthening its market share in the United States. Stronger oil prices throughout 2000 boosted brokerage earnings in the United Kingdom in this sector, although the Asian market was rather more sluggish.

Finally, moves to develop the pulp and paper market were rewarded in 2000 when TFS negotiated the largest ever fixed-price pulp transaction, establishing it as the leading broker in this fledgling sector.

OTHER ACTIVITIES

Other activities generated a consolidated turnover of CHF 5.4 million (€3.6 million) in 2000, compared with CHF 1.5 million (€1.0 million) the previous year.

CONSOLIDATED OPERATING PROFIT

Consolidated operating profit was down sharply over the previous period, at CHF 3.2 million (€2.1 million), against CHF 8.4 million (€5.2 million) in 1999, for an operational return of 2.5% of consolidated turnover.

Underlying these losses was the very poor showing by Tradition Financial Services Japan Ltd., which saw its turnover drop



LONDON:
WITH A TIME ZONE OVERLAP FOR THE MAJORITY OF TFS ACTIVITIES, LONDON REMAINS TFS'S LARGEST OFFICE. IT IS THE HUB OF ACTIVITY FOR MOST OF THE GROUP'S MATURE, CORE BUSINESSES AS WELL AS NEW BUSINESS ACTIVITIES.

more than 50% in 2000. This came on the back of a substantial slowdown in equity derivatives activities, badly hurt by the local regulatory climate. These activities were halted at the end of the year, but weighed heavily on profitability. The Company registered a net operating loss of CHF 3.5 million (€2.3 million) in 2000. Tradition Financial Services Japan Ltd. should return to break-even in 2001, maintaining only its currency options activities in partnership with ICAP.

Meanwhile, the new activities developed by TFS since late 1999 negatively impacted the Group's profitability in 2000. Capstone Global Energy LLC, which despite an increase in turnover of over 150%, registered another loss in 2000. This loss mostly reflects Capstone Global Energy LLC's product expansion and investments in setting up and staffing of an origination area, and further development of proprietary algorithms and methodologies.

The Recruitment Company, launched in 1999 in Hong Kong, expanded its operations to London, New York and Sydney in 2000, posting total turnover of CHF 1.4 million (€0.9 million) and an operating loss.



HONG KONG: TFS'S LARGEST RECRUITMENT OFFICE, TRC LTD. IS SITUATED IN HONG KONG, THE "GATEWAY TO CHINA". SINCE OPENING FOR BUSINESS IN 1999, RECRUITMENT SERVICES HAVE KEPT UP WITH THE GROWING NEED FOR IT AND TECHNICAL JOB EXPERTISE EXPERIENCED IN THE REGION. A SMALL EQUITY PRESENCE IS ALSO POSITIONED HERE IN EXPECTATION OF THAT MARKET'S RESURGENCE.

Equitek Capital, created in July 2000, also posted an operating loss in 2000 but should begin to generate earnings some time in the second half of 2001, when it launches its first investment funds.

Finally, TFS Blackwood LLC, a joint venture launched in the 4th quarter of the year with Blackwood Securities LLC, turned in a small operating loss. The Company is expected to turn profitable with the launch of its first trading room, scheduled for the 2nd quarter of 2001, benefiting from its light cost structure.

These five loss-making companies, Tradition Financial Services Japan Ltd., Capstone Global Energy LLC, The Recruitment Company, Equitek Capital and TFS Blackwood LLC accounted for a total operating loss of CHF 9.0 million (€5.9 million) in 2000. These loss centres should be turned around in 2001, with the exception of Capstone Global Energy LLC, still in the investment phase, and Equitek Capital, which is not expected to break even before 2002, when several of its investments funds will have been launched.

Other activities of the TFS Group recorded an overall increase in profitability, on the back of restructuring measures implemented in 1999 and 2000, innovative partnership arrangements initiated in 2000, and encouraging developments in energy operations.

Against the backdrop of these new activities, personnel costs rose 7.1% in 2000, reaching CHF 91.0 million (€59.8 million), or 70.0% of consolidated turnover, against 66.0% in 1999. Other operating expenses stood at CHF 34.6 million (€22.7 million), up by 3.7% over the previous year. They included, in particular, legal fees which rose considerably in 2000, close to CHF 0.7 million (€0.5 million), as a result of the numerous expansion operations implemented during the year.

CONSOLIDATED NET PROFIT

Consolidated net profit for the year, after taking account of financial income and foreign exchange gains, which reached CHF 1.2 million (€0.8 million), and a tax charge of CHF 3.7 million (€2.4 million), stood at CHF 0.8 million (€0.5 million).

Minority interests' share of net profit stood at CHF 1.3 million (€0.9 million), representing the minority stake in TFS Energy, held 53% by TFS. Considering its negative character, the minority interest of CHF 1.0 million (€0.6 million) in Capstone Global Energy LLC was not accounted for.

Net profit - Group share, after taking account of minority interests, showed a loss of CHF 0.5 million (€0.4 million).

Consolidated equity at 31 December 2000 stood at CHF 32.6 million (€21.4 millions), with a consolidated cash position of CHF 25.7 million (€16.8 million).

TFS COMPANY RESULTS

TFS Lausanne, majority held since its creation by Compagnie Financière Tradition, is the holding company at the head of the TFS Group. It performs no operational activities itself.



TFS Lausanne posted a loss of CHF 3.1 million (€2.0 million), against a net profit of CHF 2.1 million (€1.3 million) in 1999. Underlying this loss were net operating costs, which reached CHF 0.4 million (€0.2 million) in 2000, and net provisions for the Company's holdings and loans to affiliated companies, which stood at CHF 3.1 million (€2.0 million). No dividends were received from TFS Lausanne's affiliated undertakings during the year.

SHARE PERFORMANCE

TFS shares began the year at €74.8, reaching a peak of €97.5 at the beginning of March, then settling in a range of €70 to €90, before falling in the 4th quarter to reach their lowest point at €27.0 on 28 December, and finally closing the year at €29.7 on 29 December.


TFS SHARE PERFORMANCE
140
120
100
80
60
40
20
105
90
75
60
45
30
15
Base 100 at 31.12.99
Share price in euros
Second Marché Index — TFS Share price (euros)

Volumes traded were down slightly, averaging 72 shares a day, compared with 90 in 1999.

TFS finished the year with a stock market capitalisation of €10.2 million, standing at a 50% discount to consolidated equity.

2000 DIVIDEND

In light of the overall consolidated net loss - Group share of CHF 0.5 million (€0.4 million) and of the statutory loss of CHF 3.1 million (€2.0 million), the Directors, subject to shareholder approval, do not propose that a dividend be paid for 2000.

Dividends for the past three years were as follows:

in Swiss francs	Total dividend	Dividend per share
1997	1,000,000	3.17
1998	3,150,000	10.00
1999	2,316,363	7.00

The Annual General Meeting, to be held on 23 May 2001, will be asked to approve the conversion of 341,920 registered shares of CHF 10 into 683,840 registered shares of CHF 5. The object is to improve the share's stock market liquidity and volumes, providing greater shareholder value. Shareholders will be given 2 new registered shares of CHF 5 for each old registered share of CHF 10. Implementation of the decision will be subject to the amendment of Article 622(4) of the Code of Obligations. This move would also place TFS in a good position to enter the American stock market by way of American Depositary Receipts (ADRs).

OUTLOOK

TFS is committed to achieving two major objectives in 2001.

First, the Group intends to improve the overall profitability of its brokerage activities. Measures taken during the second half of the year, both in terms of new partnerships geared towards substantial economies of scale and the closure of loss-making operations such as Japan, should produce results in 2001. The first months of operations in 2001 have been relatively positive in this respect, but TFS hopes to further accelerate its drive to secure effective control of structural costs.

TFS is also committed to turning a profit on the new operations launched in 1999 and 2000, such as its recruitment company TRC and TFS Blackwood LLC. Both these operations have inherently low costs structures and are therefore expected to contribute positively to profits. Moreover, TFS introduced a number of measures at the end of the year aimed at exploiting existing synergies between these new activities and its brokerage operations. These measures should bear fruit in 2001.

RODUCTS

CURRENCY OPTIONS

EQUITIES

PRECIOUS METALS

PULP AND PAPER

ENERGY:

ELECTRICITY

OIL

NATURAL GAS

COAL

EMISSIONS

WEATHER

BANDWIDTH

EW DEVELOPMENTS

[illegible]

[illegible]

[illegible]

[illegible]

• CURRENCY OPTIONS

Vanilla • Exotic

TFS was launched in 1985 as a broker in the over-the-counter (OTC) currency options market, and was the first company to contribute significantly to the implementation of real-time displays for the product. Recognised as an industry leader since then, TFS maintained this role again in 2000, despite a tumultuous year that saw continued consolidation in the banking sector and a more conservative approach toward risk management.

With the initiation of a joint venture in July 2000, TFS merged its global OTC currency options businesses with those of its closest competitor, Garban Intercapital, exploiting synergies in terms of geographical presence and corporate culture. The combined entity, TFS-ICAP is the largest, single brokering force in the marketplace with top market share and transaction volume. From offices in Copenhagen, London, Frankfurt, New York, Sydney, Tokyo and Singapore, the world's most experienced teams broker vanilla and exotic options on all major and regional currency pairs.

Prospects for 2001 are bullish. Hedge funds, after a two-year absence in pursuit of opportunities in equities have begun to re-emerge in the currency market, and this in turn is stimulating the participation of banks. At the same time, experience showed that voice brokers could survive and even prosper alongside electronic systems. This was particularly true for exotic structures, where the group has excellent market share.



• EQUITIES

Single stock options / Swaps / Index options

Since 1992, TFS has provided coverage of global OTC equity derivatives, focusing on options and swaps for equity indexes, initially on the DAX and German single stock markets. Over the years, inroads were made into U.S., Asian, and other European markets, and today TFS is active in equity derivatives through its London, New York and Hong Kong operations. Marketing efforts from Tokyo, an extension of the Hong Kong team, were discontinued in 2000.

TFS extended its geographic footprint in 2000 with the creation of a new South African subsidiary, TFS Futures & Options Pty. Ltd. TFS is now incorporated in Johannesburg, and by the same token has obtained membership in the South African Futures Exchange (SAFEX). Business conducted on this "virtual exchange" is dealt with through TFS's London office and prices posted are solely on behalf of that team's clients, void of credit risk. Success to date is attributable to the significant support received by banks seeking to do large size transactions against more domestic South African counterparts.

Looking ahead to 2001, TFS will maintain its competitive edge in equities through its continued efforts to diversify its geographical product offerings and by expanding its exchange execution capabilities.



• PRECIOUS METALS

Physical / Swaps / Options

TFS has been brokering options on gold and silver since 1987, extending its activities to spot and forwards on physical transactions in 1989, when it purchased the London operations of a German brokerage house. TFS now has teams in London, New York and Sydney brokering a complete portfolio of physical and derivative products on precious metals. Historically, gold has been the most actively traded metals product and 2000 proved no exception, with gold transactions accounting for 85% of total trade volume, against 15% for silver.

In 2000, spot gold ranged between USD 262 and USD 310. At these levels, there was little fund or gold producer hedging and inter-bank liquidity was trimmed due to lower risk appetites. Option volatility remained high with sellers in short supply, as the continued fallout from the dramatic spot moves of 1999 continued to impact the market.

TFS maintained its position as the world's leading broker in precious metals, a reputation that helped sustain business with its long established client base despite what was a lack-lustre year overall.

• PULP & PAPER

Swaps / Options

TFS introduced standardised derivative commodity hedge instruments to the international forest products industry in 1997, and is still the only pure intermediary in this field. With no direct broker competition, teams in Stamford, London, and Stockholm continue to cultivate new clients across a wide span of businesses including insurance companies, producers, waste collectors, newspaper groups, printers, media groups, leading consumer product companies and banks.

In 2000, the pulp and paper division reached new milestones in terms of products covered and "market firsts». Its new website www.pulpandpaperhedge.com, launched in the autumn, was rapidly accepted by corporate clients as an objective source of market prices, news and commentary. Deals were concluded with large consumer product companies and TFS also facilitated the largest fixed-price pulp transaction in the market to date.

Objectives for 2001 include ongoing enhancement of the team's website and its acceptance as the industry benchmark for pricing, as well as continued market penetration in business to business transactions.

In August 2000, TFS's U.S.A. subsidiary, TFS Inc., entered into a joint venture with the former New York energy group of Sakura Dellsher Inc. The new company, TFS Energy LLC is based in TFS's existing U.S. Stamford office and maintains its contacts with other TFS energy groups around the world.

• ELECTRICITY



Physical / Swaps / Options

Success in this product is attributable to TFS's skill at cultivating relationships with key players in electricity markets around the world, well in advance of national deregulation schedules. Nowhere was this truer than in Europe, where the fast developing German power market was "the" success story in the E.U.'s electricity deregulation agenda. TFS quickly established itself as a leading broker in this young but active market, brokering physical supply contracts and options from its Frankfurt office. Swaps, settling against the power Exchanges in Leipzig and Frankfurt, will be added once volumes are sufficient. European market operations are conducted through the London office with a broad E.U. client base, including Germany, Spain, Austria, Belgium and the Netherlands. Other significant players come from the U.S.A., Switzerland and Scandinavia.

In the United Kingdom, the domestic market began emerging into two clearly divided areas. In long-dated and portfolio management transactions, TFS enjoyed a leading market share, while establishing itself as the number one broker of swaps and swaptions. In the second area, short-dated transactions are expected to rise pending the new U.K. trade agreements effective sometime after March 2001.

Activities on the Australian continent continued to expand as TFS broadened its portfolio in line with advances in deregulation. The Sydney team was also able to achieve synergies with other energy products in the region, such as weather derivatives.

In the United States, forward physical instruments, brokered through TFS Stamford, comprised the majority of all transactions for both the Eastern and Western regions and aggregate market share increased slightly in 2000. The impact of electronic exchanges declined in the latter half of the year, with the sheer number of these platforms only serving to fragment the marketplace, returning the premium back to the "intelligent agent" voice brokers.



• OIL

Physical / Swaps / Options

TFS continues to employ the most experienced oil derivative brokers in the market via its London and Singapore offices. Its teams of over 20 brokers cater to a clientele of oil companies and refiners, banks and trading companies, covering the most actively traded oil swaps and options markets.

In 2000, the London team experienced a record year in terms of brokering revenues with a year-on-year increase of 13%, attributable to strong oil prices and high trading volumes in Europe. Singapore saw a tough physical trading environment and overall erratic market conditions resulting in the exit of a number of traditional market participants. These were replaced to a limited extent by new players, particularly from China, Europe and America. The Asian team is confident of its ability to provide assistance and guidance to these new players, thereby stimulating future liquidity in the region.

After a promising start, e-brokering systems developed in 1999 and 2000 failed to achieve anticipated transactional volumes. However, building on TFS's position as the number one or number two broker in all its product markets, the teams in Europe and Asia expect to emerge stronger in 2001.

• NATURAL GAS

Physical / Swaps / Options

TFS has been involved in the U.S. OTC natural gas market since its inception, providing basis swaps, physical gas, EFPs, NYMEX look-alikes and a broad portfolio of options to clients throughout the Gulf Coast, Mid-continent and Northeast regions.

TFS Energy LLC, created in August as a joint venture between Stamford-based TFS Inc. and the former New York energy group of Sakura Dellsher Inc., has emerged as a significant player in domestic energy businesses. While the group has earned top market share in many energy areas, the most significant improvement in performance came from within the natural gas division, now ranked among the top three brokers in major U.S. regions, and number one in Canadian markets. The group's OTC performance was enhanced by a subsidiary, TFS Energy Futures LLC, which runs one of the most active natural gas operations on the floor of the NYMEX (New York Mercantile Exchange).

In 2001, TFS expects to build on this position by expanding its market and product coverage in both the U.S.A. and Canada.

• COAL

Physical / Swaps / Options

Since April 1998, when TFS brokered the first coal swap in history, the ongoing development of derivatives in the coal sector has added important flexibility and liquidity to the marketplace. TFS now brokers physical coal as well as swaps and options from its offices in London and Stamford. Through its continued efforts in market education, growth and development, TFS has maintained its reputation as an innovative market leader within this energy sector.

During 2000, the coal team continued to make significant progress, especially in the European market. The Standard European Coal Agreement (SECA) was introduced in January and volumes already exceeded 10 million tonnes in the second half of the year. The TFS API#2, launched in 1999, has become the most robust coal index for Europe and is used as the benchmark for all financially settled swaps. In the U.S.A., TFS continued its coverage of the Eastern Market with the brokering of the NYMEX (New York Mercantile Exchange) look-alike contract, which, while not actually launched on the exchange, continued to trade actively on an OTC basis. Liquidity in the western U.S. coal market increased throughout 2000.

The outlook for coal brokering remains positive for 2001, as the participation of end-users in the marketplace continues to increase in key regions.



• EMISSIONS

Physical / Forwards / Swaps / Options

With the passage of Title IV of the 1990 Clean Air Act Amendment, the United States adopted a market-based solution to control environmental pollutants, creating a market for emission allowances.

SO_2 emissions are a by-product of the burning of fossil fuels and the price of an SO_2 allowance becomes one of the variables in determining the price of electricity. As such, TFS's principal clients for emissions allowances are energy producers. TFS is active in the sulphur dioxide and nitrogen oxide markets, where its portfolio includes spot, forward, option and spread transactions.

Throughout 2000, the Environmental Protection Agency brought suit against some of the largest utilities in the United States, sometimes resulting in a forfeiture of emission allowances. This contributed to increased volatility in the market, impacting on the activities of TFS's emissions desk in Stamford.

In Europe, TFS is keeping a watchful eye on legislative developments in renewable energy and emissions, as products will soon emerge in both these sectors, driven by the Kyoto agreement and the needs of the European Union. The international framework for the trading of Carbon Dioxide emissions awaits ratification from various participating countries, with the carbon credits generated from acres of carbon-eating forestry, also known as "carbon sinks», a key issue. In 2001, TFS will continue to monitor global developments in this field and adapt its regional products and services accordingly.



• WEATHER

Swaps / Options

When TFS first began to cover weather derivatives in 1998, the market was seen by many as incapable of effectively expanding outside the U.S.A. By 2000, opinions had changed drastically as international demand for this product began to develop in earnest and TFS began to make substantial inroads into both Australian and European markets. In addition to the robust trading of swaps and options for U.S. cities, TFS now facilitates transactions for cities around the globe including Melbourne, London, Paris, Stockholm and Strasburg.

Trading continued to be based primarily on HDD's (heating degree days) and CDD's (cooling degree days). Requests for non-degree day (exotic) structures, such as rainfall, snowfall and reservoir levels were received, but still accounted for a small fraction of overall inquiries and transactions. TFS brokerage operations are presently conducted from its Stamford base, but a presence in London has been established to provide better information and services to its European clients.

In 2000, TFS established a presence online for weather derivatives, within its website www.tfsbrokers.com, allowing clients to focus on trade structures of particular interest to their individual portfolios. Numerous variables go into closing a weather transaction, all of which require study and observation. It is not unusual for the final trade negotiated between two counterparts to differ significantly from the deal initially proposed. TFS does not believe clients can receive a comprehensive service from a web page alone, and as such intends to continue to offer voice brokering in 2001 and beyond.



• BANDWIDTH

Physical / Options

In late 1999, TFS applied its brokering expertise to the telecommunications industry. In 2000, it was rewarded for this commitment when the team brokered its first physical bandwidth capacity trade. A short time later, TFS received industry recognition as the first broker to execute an option deal on bandwidth capacity in the marketplace.

The continued entrance of non-traditional participants into the telecommunications industry, such as energy companies and financial institutions is increasing market liquidity. At the same time, traditional participants are coming to better understand the principles of asset risk management. A standardised agreement for bandwidth capacity transactions has now been drawn up between traditional and non-traditional participants. Industry-wide acceptance of this agreement will help participants better overcome issues pertaining to physical infrastructure, and will also allow brokers such as TFS to expedite deal execution and shorten the time-to-market for bandwidth capacity products. Currently, TFS provides custom solutions such as the use of forward contracts and derivative structures on the physical product.

The last quarter of 2000 saw a marked increase in market activity and 2001 promises to be an exciting year for this product. Operating out of the New York office in the name of TFS Energy LLC, the bandwidth desk currently receives customer inquiries on a global scale and creates markets for bandwidth capacity both within and between the Americas and Europe.

Expansion outside of TFS's core brokerage operations began in 1999 with diversifiction into the areas of energy consulting and recruitment. In 2000, a venture capital vehicule and a day trading firm were added to this list. The rationale behind the cultivation of these synergistic businesses is grounded in two main TFS strengths:

- *TFS is geographically positioned in every major business region around the globe,*
- *The Company employs a superior professional sales force able to adapt and grow in changing environments.*

These new businesses are important diversifications for TFS and lay new and additional foundations for long-term growth.



• EQUITEK CAPITAL

www.equitekcapital.com

Equitek Capital is a venture capital investment group, focused on broadband and enabling technology investments in mid-to-late-stage private companies. Its investment principals possess strong technology experience in the fields of telecommunications, IT, semiconductors and satellites, and extensive experience in finance, consulting and research.

The Group began operations in April 2000, in London, and by the summer had completed its first investment, via a single-purpose vehicle, in a flat-panel display and semiconductor manufacturer based in Mountain View, California.

A second office was opened in New York in September, to coincide with the launch of the Group's first investment fund, Equitek Global Technology Fund I, which is expected to close no later than 31 March 2001. A single pre-closing investment has been made on behalf of this fund in a broadband optical wireless equipment manufacturer based in Vancouver, Canada. All other investments will take place following the closing, over a period of approximately 18 months.

Equitek Capital and TFS are confident that the timing, focus and approach of these funds are extremely strong. With a long-overdue correction in valuations of communications equipment companies, service providers, and other related technology companies, combined with a three to five year horizon for liquidity events, there has been no better time to identify and invest in the future technology winners in these sectors.

MICHAEL LEIBOWITZ
GREG SOMER
KEN EHRHART
PAUL GRIM
JOHN GANNON



Equitek Capital



• TRC

www.therecruitmentco.com

TRC, launched in 1999, is a recruitment firm specialising in banking, finance, IT and telecommunications. Initially established in Hong Kong, it opened new offices in New York, Sydney and London during the past year.

In Hong Kong, where the demand for IT professionals outstripped supply in 2000, TRC Hong Kong secured partnerships with sourcing agents to assist clients in attracting overseas talent for 2001 and beyond. In Australia, deregulation of the telecommunications sector continued to move closer to fruition. TRC Sydney is already prepared to satisfy demand for technical staff for the new companies in this sector. In the U.S.A., TRC N.Y. continues to penetrate the expansive target client base. TRC London, set up in the last quarter of 2000, has established its basic infrastructure and is now well positioned to make inroads into the buoyant London recruitment industry.

In 2001, TRC will pursue its successful recruitment efforts on behalf of global clients through targeted marketing campaigns, inter-office collaborations and the Company's website www.therecruitmentco.com.


NIGEL JEYES
GRAHAM KING
DENNIS TRAPPITT
AIDAN CONWAY
IAN STRUTTON
The Recruitment Company

• CAPSTONE GLOBAL ENERGY LLC

www.capstoneenergy.com


CAPSTONE
GLOBAL ENERGY LLC

Capstone Global Energy LLC, created in 1999, based in Houston, offers advisory services and facilitates transactions in the field of electricity. In 2000, the Company attracted several new clients and completed key projects, such as the valuation of gas storage facilities and large power plants, in both Europe and the U.S.A. Intellectual property was also developed in the form of proprietary methods and algorithms that deal with the pricing and valuation of electricity derivatives. These can be applied to trading positions and to generating asset valuations.

A critical mass of technical talent was established as the group launched its origination business. This area has generated work for the group's consulting practice, and also created transaction flow and relationships with utilities, independent power producers, investments banks, owners of gas assets, and major energy service companies, which offer important future business potential.

The Company plans to expand its presence in alternative risk and broadband products in 2001, while maintaining its course in energy markets. The latter have experienced significant price spikes and volatility in North America, presenting both opportunities and challenges for Capstone as it continues to carve a niche for itself among established companies.

• TFS BLACKWOOD

www.tfsb.net

In October 2000, TFS announced a joint venture with Blackwood Securities LLC, a proprietary financial software developer based in New York. The combined entity, TFS Blackwood LLC, introduces superior, proprietary direct access technology to a global trading network, that will enable professional individual traders throughout the world to efficiently access international securities markets and exchanges in a dealing room environment.

The Company completed a successful round of educational seminars within the United Kingdom in December 2000 and received broad media coverage of its forthcoming activities. TFSB plans to open its first European trading room in London in the 2nd quarter of 2001 and will initially provide European professional traders with direct access trading in all U.S. equities markets, but plans are in the pipeline to extend these services worldwide. Blackwood Trading's proprietary financial software, AXcess Pro, will only be available outside the U.S.A. through TFSB.

TFSB anticipates market evolution whereby traders throughout the world will be able to trade on multiple international exchanges through a central direct access technology platform.


TFSB

SIMON BRADY
NEW YORK


BID DISADVANTAGE BY 1/8
ASK IMPROVEMENT BY 1/256
BID
ASK
Executions

AXCESS PRO:

"THE" DIRECT ACCESS DEALING SYSTEM USED TO PROVIDE PROFESSIONAL TRADERS WITH CONNECTIVITY TO ALL LIQUIDITY POOLS. THE PROPRIETARY OWNED HUNT™ ORDER ROUTING TECHNOLOGY IS USED BY MANY OF THE MOST ACTIVE AND PROFITABLE WALL STREET TRADERS IN THE U.S.A. AXCESS PRO WILL ONLY BE MADE AVAILABLE TO TRADERS OUTSIDE THE U. S. A. THROUGH TFS BLACKWOOD (TFSB).


TFSB
Global Momentum

ONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2000

ASSETS

in thousands of Swiss francs / *in thousands of euros*		2000 Gross	2000 Amortisation & provisions	2000 Net	1999 Net
CURRENT ASSETS					
• Cash	Note II.1	27	-	27	-
				€18	-
• Call deposits	Note II.1	11,373	-	11,373	9,831
				€7,467	*€6,132*
• Short-term deposits	Note II.1	15,851	-	15,851	13,939
				€10,406	*€8,693*
• Trade debtors	Note II.2	23,543	- 24	23,519	20,610
				€15,440	*€12,854*
• Short-term receivables from affiliated companies	Note II.2	98	-	98	5
				€65	*€3*
• Short-term receivables from shareholders	Note II.2	616	-	616	582
				€404	*€363*
• Other short-term receivables	Note II.2	3,094	-	3,094	1,864
				€2,031	*€1,162*
• Marketable securities	Note II.3	588	-	588	911
				€386	*€569*
• Prepaid expenses and accrued income	Note II.2	1,077	-	1,077	919
				€707	*€573*
TOTAL CURRENT ASSETS		56,267	- 24	56,243	48,661
				€36,924	*€30,349*
FIXED ASSETS					
• Treasury shares	Note II.6	398	-	398	398
				€261	*€247*
• Long-term investments	Note II.4	57	-	57	-
				€38	-
• Tangible assets	Note II.4	15,496	- 10,514	4,982	5,355
				€3,271	*€3,340*
• Intangible assets	Note II.4	605	- 174	431	504
				€282	*€315*
TOTAL FIXED ASSETS		16,556	- 10,688	5,868	6,257
				€3,852	*€3,902*
TOTAL ASSETS		72,823	- 10,712	62,111	54,918
				€40,776	*€34,251*

CHF 1 = €0.657 at 31 December 2000

LIABILITIES

in thousands of Swiss francs / *in thousands of euros*		**2000**	1999
CREDITORS			
• Short-term bank debts	Note II.1	**1,599**	-
		€1,050	-
• Short-term debts to affiliated companies	Note II.5	**603**	677
		€395	*€422*
• Short-term debts to shareholders	Note II.5	**5,272**	3,014
		€3,461	*€1,880*
• Other short-term debts	Note II.5	**7,215**	2,210
		€4,737	*€1,378*
• Provision for taxes		**2,158**	2,864
		€1,417	*€1,787*
• Accrued expenses and deferred income	Note II.5	**10,671**	10,019
		€7,005	*€6,248*
• Long-term debts to affiliated companies	Note II.5	**443**	473
		€291	*€295*
• Subordinated debts to affiliated companies	Note II.5	**709**	747
		€466	*€466*
• Minority interests	Note II.9	**840**	- 471
		€551	*€- 294*
TOTAL CREDITORS		**29,510**	19,533
		€19,373	*€12,182*
SHAREHOLDERS' EQUITY			
• Share capital	Note II.6	**3,419**	3,309
		€2,245	*€2,064*
• Share premium	Note II.6	**2,847**	1,596
		€1,869	*€995*
LEGAL RESERVES			
• General reserve	Note II.7	**406**	298
		€266	*€186*
• Reserve for treasury shares	Note II.8	**946**	527
		€621	*€328*
CONSOLIDATED RESERVES	Note II.9	**24,983**	29,655
		€16,402	*€18,496*
TOTAL SHAREHOLDERS' EQUITY		**32,601**	35,385
		€21,403	*€22,069*
TOTAL LIABILITIES		**62,111**	54,918
		€40,776	*€34,251*

CHF 1 = €0.657 at 31 December 2000

CONSOLIDATED PROFIT AND LOSS ACCOUNT

in thousands of Swiss francs / *in thousands of euros*		**2000**	1999
Net turnover	Note III.1	**130,104**	128,742
		€85,415	*€80,292*
Other operating income	Note III.1	**126**	-
		€83	-
OPERATING INCOME		**130,230**	128,742
		€85,498	*€80,292*
Direct operating expenses	Note III.2	**- 103,352**	- 99,535
		€- 67,852	*€- 62,076*
Indirect operating expenses	Note III.2	**- 22,275**	- 18,824
		€- 14,624	*€- 11,740*
Depreciation and amortisation		**- 1,370**	- 1,970
		€- 899	*€- 1,229*
OPERATING EXPENSES		**- 126,997**	- 120,329
		€- 83,375	*€- 75,045*
OPERATING PROFIT		**3,233**	8,413
		€2,123	*€5,247*
Net financial income		**1,236**	905
		€812	*€564*
PROFIT BEFORE TAX		**4,469**	9,318
		€2,935	*€5,811*
Taxes		**- 3,697**	- 4,550
		€- 2,427	*€- 2,837*
CONSOLIDATED NET PROFIT		**772**	4,768
		€508	*€2,974*
Net profit - Group share		**- 543**	4,768
		€- 356	*€2,974*
Minority interest		**1,315**	-
		€864	-
Earnings per share		**- 1.59**	14.41
		€- 1.04	*€8.99*

CHF 1 = €0.657 at 31 December 2000

CHANGES IN CONSOLIDATED RESERVES

in thousands of Swiss francs / *in thousands of euros*	**2000**	1999
CONSOLIDATED RESERVES		
Retained earnings at 1 January	**26,532**	21,243
	€16,549	*€13,205*
Dissolution of the reserve for treasury shares	**318**	-
	€209	-
RETAINED EARNINGS	**26,850**	21,243
	€16,758	*€13,205*
Consolidated profit - Group share	**- 543**	4,768
	€- 356	*€2,974*
Foreign currency translation adjustment	**- 1,324**	3,644
	€-	*€2,317*
CONSOLIDATED RESERVES	**24,983**	29,655
	€16,402	*€18,496*
CHANGES IN CONSOLIDATED RESERVES		
Consolidated reserves	**24,983**	29,655
	€16,402	*€18,496*
Allocation to the general reserve	-	- 108
	-	*€- 67*
Allocation to the reserve for treasury shares	-	- 737
	-	*€- 460*
Dividend	-	- 2,316
	-	*€- 1,444*
Dividend on treasury shares	-	38
	-	*€24*
RETAINED EARNINGS	**24,983**	26,532
	€16,402	*€16,549*

CHF 1 = €0.657 at 31 December 2000

CONSOLIDATED CASH FLOW STATEMENT

in thousands of Swiss francs / *in thousands of euros*	**2000**	1999
CASH FLOW FROM OPERATING ACTIVITIES		
Pre-tax income, investment income,	**4,469**	9,318
minority interests	***€2,935***	*€5,811*
ADJUSTEMENTS		
• Net financial income	**- 692**	- 484
	€- 454	*€- 302*
• Depreciation and amortisation	**1,370**	1,970
	€899	*€1,229*
• Exchange rate (gain)/ loss	**- 544**	- 421
	€- 358	*€- 262*
NET CHANGE RELATING TO OPERATING ACTIVITIES BEFORE CHANGE	**4,603**	10,383
IN OPERATING ASSETS AND LIABILITIES	***€3,022***	*€6,476*
Increase in receivables and other assets	**- 4,139**	- 2,704
	€- 2,717	*€- 1,686*
(Increase)/decrease in prepaid expenses and accrued income	**- 158**	239
	€- 104	*€149*
Increase in other short-term debts, accrued expenses	**5,657**	3,239
and deferred income	***€3,713***	*€2,020*
Change in receivables and payables related to shareholders	**2,057**	6,126
and affiliated companies	***€1,351***	*€3,820*
CASH INFLOW FROM OPERATING ACTIVITIES	**8,020**	17,283
	€5,265	*€10,779*
Taxes paid	**- 4,403**	- 4,313
	€- 2,891	*€- 2,690*
NET CASH INFLOW FROM OPERATING ACTIVITIES	**3,617**	12,970
	€2,374	*€8,089*
CASH FLOW FROM INVESTMENT ACTIVITIES		
Proceeds from disposal of fixed assets	**27**	-
	€18	-
Non-operating income	**692**	484
	€454	*€302*
Acquisition of fixed assets	**- 1,097**	- 2,983
	€- 720	*€- 1,860*
Acquisition of intangible assets	**- 26**	- 27
	€- 17	*€- 17*
NET CASH OUTFLOW FROM INVESTMENT ACTIVITIES	**- 404**	- 2,526
	€- 265	*€- 1,575*
CASH FLOW FROM FINANCIAL ACTIVITIES		
(Purchase)/sale of treasury shares	**-**	129
	-	*€80*
(Increase)/decrease in securities	**266**	- 866
	€175	*€- 541*
Increase in share capital and in share premium	**1,362**	1,754
	€894	*€1,101*
Net dividend	**- 2,278**	- 3,053
	€- 1,496	*€- 1,898*
NET CASH OUTFLOW FROM FINANCIAL ACTIVITIES	**- 650**	- 2,036
	€- 427	*€- 1,258*
EXCHANGE RATE GAIN/(LOSS)	**- 681**	4,111
	€- 446	*€2,576*
NET INCREASE IN CASH AND CASH EQUIVALENTS Note II.1	**1,882**	12,519
	€1,236	*€7,832*

CHF 1 = €0.657 at 31 December 2000

I. ACCOUNTING PRINCIPLES

The financial statements of TFS are prepared in Swiss francs. Notwithstanding, as TFS is listed on the Second Marché of the Paris Stock Exchange, they are presented here in both Swiss francs and euros. The figures in euros were translated at the CHF/€ rate of exchange ruling at 31 December in each of the years 2000 and 1999 equivalent, respectively, to €0.65651 and €0.62367 to one Swiss franc.

I.1 Principles of consolidation

The consolidated financial statements of TFS have been prepared in compliance with the provisions of the Accounting and Reporting Recommendations (ARR) and include those of TFS and its affiliates.
The general accounting conventions were applied, respecting the principle of prudence in accordance with generally accepted accounting standards for the preparation of consolidated statements.
As TFS is listed on the Second Marché of the Paris Stock Exchange, these financial statements also comply with the new accounting standards for consolidated reporting as defined by the Order of 22 June 1999 approving CRC Regulation No. 99-02.

Consolidation methods

Holdings are fully consolidated when TFS, directly or indirectly, holds majority voting rights in a company, or owns a controlling interest in it. Minority interests in the shareholders' equity and net income of these companies are presented separately in the consolidated balance sheet and profit and loss account.
The financial statements of jointly controlled companies are consolidated using the proportionate consolidation method. TFS's share of jointly controlled entities is stated on a line-by-line basis in the consolidated balance sheet and profit and loss account.
Affiliated companies in which TFS has a significant but not controlling influence are consolidated using the equity method. "Significant influence" is presumed when TFS directly or indirectly holds over 20% of the equity voting rights in these companies.

Basis of consolidation at 31 December 2000

The table below shows the consolidated companies held, directly or indirectly, by TFS and the method of consolidation used for each company:

	Newly consolidated companies	Country	Controlling interest	Equity interest	Capital (000 currency)	Method of consolidation
TFS, Lausanne		Switzerland			CHF 3,419	Consolidating company
Tradition Financial Services (Hong Kong) Ltd., Hong Kong		Hong Kong	100.00%	100.00%	HKD 200	FCM
Tradition Financial Services Japan Ltd., Tokyo		British Virgin Islands	100.00%	100.00%	USD 50	FCM
TFS Energy (S) Pte Ltd., Singapore		Singapore	100.00%	100.00%	SGD 100	FCM
TFS Currencies Pte Ltd., Singapore		Singapore	100.00%	100.00%	SGD 1,000	FCM
TFS Nordisk Energi AS, Sandefjord		Norway	100.00%	100.00%	NOK 500	FCM
TFS Australia Pty. Ltd., Sydney		Australia	100.00%	100.00%	AUD 5	FCM
Tradition Financial Services GmbH, Frankfurt		Germany	65.00%	65.00%	DEM 300	FCM
Tradition Financial Services Ltd., London and its Swedish branch		United Kingdom	100.00%	100.00%	GBP 250	FCM
TFS Futures & Options Pty. Ltd., Johannesburg	✔	South Africa	100.00%	100.00%	ZAR 250	FCM
Equitek Capital Ltd., London	✔	United Kingdom	100.00%	100.00%	GBP 625	FCM
TFS-ICAP Ltd., London	✔	United Kingdom	50.00%	55.00%	GBP 2,240	PCM
TFS Currency Options Ltd., London	✔	United Kingdom	100.00%	55.00%	GBP 621	PCM
ICAP Currency Options Ltd., London	✔	United Kingdom	100.00%	55.00%	GBP 504	PCM
Tradition Financial Services Inc., New York		U.S.A.	100.00%	100.00%	USD 50	FCM
TFS Derivatives Corp., New York		U.S.A.	100.00%	100.00%	USD n/s	FCM
Capstone Global Energy LLC, Houston		U.S.A.	50.00%	50.00%	- -	FCM
TFS Energy LLC, Stamford	✔	U.S.A.	53.00%	53.00%	USD n/s	FCM
TFS Energy Futures LLC, Stamford	✔	U.S.A.	100.00%	53.00%	USD 35	FCM
TFS Blackwood LLC, New York and its London branch, TFSB Ltd.	✔	U.S.A.	93.75%	93.75%	USD 1,000	FCM
Equitek Capital Inc., Delaware	✔	U.S.A.	100.00%	100.00%	USD n/s	FCM
TRC Lausanne, Switzerland		Switzerland	100.00%	100.00%	CHF 100	FCM
The Recruitment Company Ltd., Hong Kong		British Virgin Islands	90.00%	90.00%	GBP n/s	FCM
The Recruitment Company Pty. Ltd., Sydney	✔	Australia	100.00%	100.00%	AUD n/s	FCM
The Recruitment Company Inc., New York	✔	U.S.A.	100.00%	100.00%	USD n/s	FCM
The Recruitment Company Ltd., London	✔	United Kingdom	100.00%	100.00%	GBP n/s	FCM

The following interests were consolidated in the accounts using the full consolidation method, with the exception of TFS-ICAP Ltd. and its two subsidiaries, consolidated using the proportionate consolidation method. TFS was consolidated under the graduated method, since Tradition Financial Services Ltd., Tradition Financial Services Inc. and TRC Lausanne prepared their own consolidated accounts.
The capital of Tradition Financial Services GmbH, Frankfurt, is represented by two categories of equity. Class "A" shares carry the right to a share in all profits and losses generated by operations other than on bonds and their derivative products handled by a broker, while Class "B" shares carry the right to all profits and losses on bonds and their derivative products handled by a broker. TFS holds the entire class "A" share capital in Tradition Financial Services GmbH, which represents 65% of its capital. Tradition Service Holding S.A., Lausanne (TSH), a wholly owned subsidiary of Compagnie Financière Tradition, majority shareholder of TFS, holds the entire class "B" share capital.

Changes in the basis of consolidation

Changes in the basis of consolidation in 2000 were as follows:

• **TRC**: TFS's recruitment arm, launched in 1999 with the creation of TRC Lausanne and The Recruitment Company Ltd., British Virgin Islands, established in Hong Kong, continued to expand in 2000 with the creation of three new companies, The Recruitment Company Pty. Ltd. in Sydney, The Recruitment Company Inc. in New York and The Recruitment Company Ltd. in London. These three new entities are wholly owned by TRC Lausanne,

• The creation of **TFS Energy LLC**, Stamford, capitalized at USD 100, which wholly owns TFS Energy Futures LLC, a broker at the New York Mercantile Exchange, capitalized at USD 35,000. TFS Energy LLC, in which Tradition Financial Services Inc. has a 53% stake, was created from a merger of TFS Inc.'s activities in the United States in the field of energy, with those of the former New-York energy group of Sakura Dellsher Inc., and offers brokerage services for all energy related products in both OTC and regulated markets,

• The creation of **TFS Blackwood LLC**, New York, and its branch TFSB Ltd., London. TFS Blackwood LLC, held 93.75% by Tradition Financial Services Inc., New York, offers a trading platform in American markets, for which it has a license worldwide. The first trading room, for a clientele of day traders, is scheduled to open in London in the second quarter of 2001,

• The creation of **TFS Futures & Options Pty. Ltd.**: this South African company, capitalized at ZAR 250,000, wholly owned by Tradition Financial Services Ltd., is a member of the SAFEX - the South African Futures Exchange,

• The creation of **Equitek Capital Inc.**, Delaware, and Equitek Capital Ltd., London. These companies, controlled 100% by TFS Lausanne, provide consulting services, particularly to Equitek Capital Ltd., Cayman, a company 45% controlled by TFS Lausanne, specialised in the creation and management of investment funds. Equitek ~~Capital Ltd~~., Cayman was in the launch stage at 31 December 2000 and was not included in the basis of consolidation.

TFS and Garban Intercapital signed an agreement on 29 June 2000 to merge their OTC brokerage activities in currency options. This new division, trading under the name of **TFS-ICAP**, is present in London, New York, Tokyo and Singapore - where new joint ventures are scheduled to be created by the two Groups in each of the respective countries - and in Frankfurt, Copenhagen and Sydney, where the two Groups will conclude profit sharing agreements.
In this context, a new company was created in London during the year, TFS-ICAP Ltd., a 55% held subsidiary of Tradition Financial Services Ltd., which controls 50% of the equity voting rights. TFS-ICAP Ltd. wholly owns TFS Currency Options Ltd. and ICAP Currency Options Ltd.; these two companies took over the London-based currency options activities of TFS and ICAP on 1 December 2000. TFS-ICAP Ltd., jointly controlled by TFS and Garban Intercapital, was consolidated under the proportionate consolidation method at 31 December 2000.
In New York, Tokyo and Singapore, where no new entities had been created by 31 December 2000, TFS and Garban Intercapital agreed on an intermediate arrangement, which provides for TFS to be allocated 55% of earnings and profits generated by the combined activities of the two Groups on currency options in New York, and 50% of such earnings and profits in Tokyo and Singapore. In accordance with the arrangement, revenues and profits from these activities were recognised in the consolidated profit and loss account for 2000 based on TFS's share in the operations.
In Frankfurt, Tradition Financial Services GmbH will pay Garban Intercapital 45% of its operating profits on currency options operations. In turn, TFS Lausanne will receive respectively 55% and 50% of the operating profits from ICAP's currency options activities in Copenhagen and Sydney. These fees represent an aggregate net amount of CHF 126,000 for the period, reported under "Other operating income" (cf. Note III.1).

Goodwill

The difference between the cost of acquiring shares of newly consolidated companies and the fair value of the equity interest acquired in such companies at the date of acquisition is divided between:

• premium (or negative premium) relating to certain identifiable items,

• goodwill (or negative goodwill) for the non-attributable balance.

Premium (or negative premium) is booked using the same rules as the foregoing items.
Goodwill is amortised over a maximum of twenty years. However, a reserve for depreciation may be established if the performance of the acquired company is not in line with expectations.

Negative goodwill is recoverable on an individual basis over a period not exceeding five years, depending on the profitability of the new companies.

Elimination of intercompany operations

When preparing the consolidated statements, the results of intragroup transactions are eliminated if they are of material importance.
Intercompany receivables and debts, and profits and expenses of fully consolidated companies are entirely eliminated, as are the results of sales of assets between companies included within the consolidation and the reserve for depreciation established on consolidated investments, or loans and advances granted to consolidated affiliates, within the basis of consolidation.

I.2 Foreign currencies, foreign exchange and interest rate transactions

Foreign currency translation

At the time of consolidation, financial statements of foreign affiliates prepared in foreign currencies are translated into Swiss francs as follows:
- assets and liabilities are translated at the exchange rate in effect on the date of consolidation,
- income and expenses are translated at the average rates of exchange for the year.

Foreign exchange differences resulting from variations in exchange rates from one year to the next, as applied to the net worth of affiliated companies, and the difference between the average rate over the year and the closing rate applied to the results of such subsidiaries, are taken directly to shareholders' equity and dealt with under "Foreign currency translation adjustment".

Foreign exchange transactions

Foreign exchange gains and losses are recorded under the heading "Net financial income".
The foreign exchange risk arising from brokerages listed or billed in foreign currencies is evaluated and, if necessary, hedged by each of TFS's affiliates, in accordance with prudent practices. These entities only conduct forward foreign exchange transactions with highly reputable financial institutions.
These hedging transactions are booked in the same manner as basic operations and are re-valued at market rates in effect on the date of the operation.

Interest rate transactions

TFS and its subsidiaries are not significantly affected by fluctuations in interest rates since all monetary assets and liabilities are short-term.

I.3 Recognition of income

Brokerage revenues are recognised at the time of the operation and recorded after deduction of correspondents' fees.

I.4 Current assets and short-term debts

Current assets and short-term debts include receivables and debts payable or renewable within a year. Receivables are entered in the balance sheet after the deduction of economically necessary provisions.

I.5 Accrued and deferred items

Assets and liabilities are calculated on the basis of separate financial years, with pro rata allocation of expenses and income in respective years.

I.6 Tangible fixed assets

Tangible fixed assets are stated at cost and depreciated on a straight line basis over their estimated useful life, as follows:

Fixtures and installations	between 5 and 10 years
Computer and telecom. equipment	between 3 and 5 years
Other tangible fixed assets	between 3 and 5 years

I.7 Intangible fixed assets

Intangible fixed assets are stated at cost and depreciated on a straight-line basis over their useful economic life, over a maximum of ten years.

I.8 Provisions for future and deferred taxes

Provisions for taxes are calculated on profits for the financial year in accordance with applicable local tax regulations.
Provision is made for deferred taxes using the variable carry-over method. Provisions include deferred taxes calculated on all timing differences outstanding at the close of the financial year, on the basis of rates ruling at the balance sheet date in each country, or rates known in advance for future financial years if those timing differences are of material importance.
Deferred tax assets are recognised only if they are likely items.

I.9 Other balance sheet items

Other balance sheet items are booked at face value after deducting economically necessary provisions and depreciation.

II. NOTES TO THE CONSOLIDATED BALANCE SHEET

II.1 Cash and cash equivalents

in thousands of Swiss francs	2000	1999
Cash and call deposits	**11,400**	9,831
Short-term deposits	**15,851**	13,939
Short-term bank debts	**- 1,599**	-
Net cash at 31 December	**25,652**	- 23,770
Net cash at 1 January	**- 23,770**	- 11,251
Net cash inflow over the year	**1,882**	12,519

This change in cash position during the year is shown in the consolidated cash flow statement. Cash flows are calculated using the indirect method.
Short-term bank debts consist of a sterling bank debt contracted by Tradition Financial Services Ltd.

II.2 Receivables and other assets

Trade debtors

These are short-term receivables representing a net amount of CHF 23,519,000 at 31 December 2000, compared to CHF 20,610,000 the previous year. They are booked at face value, after deduction for economically necessary provisions.
The delinquency profile of these receivables was as follows:

in thousands of Swiss francs	2000	1999
Under three months	**21,118**	17,091
Three to six months	**1,038**	1,975
Over six months	**1,363**	1,544
Total	**23,519**	20,610

These receivables included a total provision of CHF 24,000 (CHF 78,000 at 31 December 1999).

Loans to shareholders and affiliated companies

in thousands of Swiss francs	2000	1999
Short-term receivables from affiliated companies	**98**	5
Short-term receivables from shareholders	**616**	582
Total	**714**	587

Short-term receivables from affiliated companies result from immediately payable transactions concluded with affiliated companies in the Tradition Group.
Short-term receivables from shareholders particularly include loans granted to employees within the Group, for an amount of CHF 614,000 at 31 December 2000, (CHF 582,000 at 31 December 1999) to enable them to acquire TFS shares. These loans, which receive interest at the market rate, are repayable when the shares are sold.

Other short-term receivables

in thousands of Swiss francs	2000	1999
Employee current accounts	**225**	159
Public authorities	**66**	110
Deposits	**1,074**	753
Other short-term receivables	**1,729**	842
Total	**3,094**	1,864

These receivables are booked at their face value.

Prepaid expenses and accrued income

in thousands of Swiss francs	2000	1999
Prepaid expenses	**1,038**	888
Other accrued income	**39**	31
Total	**1,077**	919

II.3 Marketable securities

TFS's consolidated portfolio of marketable securities stood at CHF 588,000 at 31 December 2000 against CHF 911,000 in 1999. It was composed of TFS shares purchased by a number of subsidiaries on behalf of their employees (cf. Note II.5) for a total of CHF 548,000, and Treasury bonds for an amount of CHF 40,000.

II.4 Fixed assets

Long-term investments

This heading includes an amount of CHF 57,000, representing the 50.03% interest held by Tradition Financial Services Ltd., London, in HKI Systems Ltd., London, a company specialised in the development of electronic platforms. This company was not of significant importance at 31 December 2000.

Tangible fixed assets

Tangible fixed assets in the TFS Group were as follows:

in thousands of Swiss francs	2000 Gross	2000 Amort.	2000 Net	1999 Gross	1999 Amort.	1999 Net
Fixtures and Installations	**6,263**	**4,177**	**2,086**	6,247	4,013	2,234
Computer and telecom. equipment	**9,005**	**6,215**	**2,790**	8,855	5,875	2,980
Other tangible fixed assets	**228**	**122**	**106**	263	122	141
Total	**15,496**	**10,514**	**4,982**	15,365	10,010	5,355

Changes in tangible fixed assets during 2000 and 1999 were as follows:

in thousands of Swiss francs	2000	1999
Gross value at 1 January	**15,365**	11,149
Translation adjustment	**- 605**	1,732
Acquisitions during the year	**1,097**	2,983
Disposals and write-offs	**- 361**	- 499
Gross value at 31 December	**15,496**	15,365
Cumulative depreciation at 1 January	**10,010**	6,957
Translation adjustment	**- 465**	1,242
Amortisation and depreciation for the year	**1,303**	1,904
Disposals and write-offs	**- 334**	- 93
Cumulative depreciation at 31 December	**10,514**	10,010
Net value at 31 December	**4,982**	5,355

Fire insurance value of installations and equipment stood at CHF 13,238,000 at 31 December 2000 (CHF 12,326,000 at 31 December 1999).

Intangible fixed assets

Intangible fixed assets consist of telephone rights acquired in Japan, and membership fees. The change in this item during the year, CHF 73,000, was mainly due to accrued amortisation for CHF 66,000 and to exchange rate variations.

II.5 Accounts payable and other debts

Accounts payable and other debts to affiliated companies

Accounts payable and other debts of the TFS Group to affiliated companies were as follows:

in thousands of Swiss francs	2000	1999
Short-term debts to affiliated companies	**603**	677
Short-term debts to shareholders	**5,272**	3,014
Long-term debts to affiliated companies	**443**	473
Subordinated debts to affiliated companies	**709**	747
Total	**7,027**	4,911

The heading, "Subordinated debts to affiliated companies", amounting to CHF 709,000 (CHF 747,000 at 31 December 1999), consists of a debt to Tradition Service Holding S.A. of DEM 911,000. This debt was subordinated in favour of third-party creditors of Tradition Financial Services GmbH, Frankfurt, and has no fixed repayment date.
The heading "Long-term debts to affiliated companies" consists of a debt of JPY 30 million or CHF 443,000 (CHF 473,000 at 31 December 1999), held by Meitan Tradition Co. Ltd., Tokyo, on Tradition Financial Services Japan Ltd., British Virgin Islands. Compagnie Financière Tradition, majority shareholder of TFS, has a 55% indirect holding in Meitan Tradition Co. Ltd. This financing was agreed in 1995 for a period of ten years.
Other debts of less than three months held by TFS and its affiliates are comprised of charges in different currencies, payable to affiliated companies or its majority shareholder, generated by the day-to-day operations of these companies, and a debt of USD 2,600,000 (CHF 4,256,000 at 31 December 2000 and CHF 2.4 million at 31 December 1999) to Compagnie Financière Tradition, specifically allocated to financing Capstone Global Energy LLC.

Other short-term debts

This item may be summarised as follows:

in thousands of Swiss francs	2000	1999
Employee current accounts	**595**	400
Public authorities	**535**	703
Trade creditors	**656**	165
Other short-term debts	**5,429**	942
Total	**7,215**	2,210

Accrued expenses and deferred income

This item may be summarised as follows:

in thousands of Swiss francs	2000	1999
Employee compensation and benefits	**8,282**	7,383
Other miscellaneous accrued liabilities	**2,389**	2,636
Total	**10,671**	10,019

In 1999, a number of employees of TFS affiliates took advantage of a remuneration scheme under which they could receive all or part of their contractual bonus in the form of shares in TFS, a listed company. Shares bought directly or indirectly by TFS affiliates under this scheme are accounted for in the consolidated balance sheet under the heading "Marketable securities" in the amount of CHF 548,000 at 31 December 2000, representing 4,085 TFS shares (respectively CHF 866,000 representing 6,378 shares at 31 December 1999).
Those employees benefiting under this scheme receive their share allocation in three instalments over a period of four years, but lose their rights to all or part of these shares in the event of their leaving the Group before any one of dates on which the instalments fall due. The remuneration paid in shares, and liable to be lost in the event of the beneficiary leaving, is carried to the consolidated profit and loss account on a pro rata basis over this period of four years. This differed amount stood at CHF 548,000 at 31 December 2000 (CHF 367,000 at 31 December 1999). Once acquired definitely, the remuneration is immediately expensed.

II.6 Share capital and treasury shares

Composition of share capital

Share capital at 31 December 1999 stood at CHF 3,309,090, consisting of 330,090 registered shares of CHF 10.
In light of the proposed option to pay the 1999 dividend in 2000 in the form of shares, 11,011 new shares were issued during the year, bringing the share capital of the Company to CHF 3,419,200 at 31 December 2000. A share premium of CHF 1,251,000 was recognised on the creation of these new shares, bringing TFS Lausanne's total share premium to CHF 2,847,000.

Authorised capital

Share capital may be increased by up to CHF 1,500,000 through the issue of up to 150,000 registered shares of CHF 10. This authorisation, given by the Annual General Meeting of 20 July 1999, is valid until 19 July 2001.
The Board of Directors is empowered to cancel or limit existing shareholders' preferential subscription rights to allow acquisitions or equity interest acquisitions to take place. Share subscription rights for which a preferential subscription right is granted but not exercised are available to the Board for use in the Company's interests.

Conditional capital

Share capital may be increased by up to CHF 600,000 through the issue of up to 60,000 bearer shares of CHF 10. Such an increase is effected through the exercise of preferential subscription rights by Company employees.

Treasury shares

Changes in the situation of treasury shares in 1999 and 2000 were as follows:

in thousands of Swiss francs	Book value	Purchase or sale price	Number of shares
Situation at 1 january 1999	**527**	**527**	**10,435**
Acquisitions in 1999	-	-	-
Sales in 1999	- 88	- 129	- 2,598
Capital losses for the year	- 41	-	-
Situation at 31 December 1999	**398**	**398**	**7,837**
Acquisitions in 2000	-	-	-
Sales in 2000	-	-	-
Situation at 31 December 2000	**398**	**398**	**7,837**

These treasury shares are intended for acquisition by TFS Group employees under a share option scheme, and as such are included in the balance sheet in the same way as the corresponding reserve (cf. Note II.8).

II.7 General reserve

The general reserve is not available for distribution.

II.8 Reserve for treasury shares

In accordance with the Swiss law, when the Company acquires its own shares an amount equal to the acquisition price is allocated to a special "Reserve for treasury shares" by drawing on available reserves or retained earnings.

The change in reserves for treasury shares was as follows:

in thousands of Swiss francs	
Position at 1st January	527
Appropriation of 1999 earnings	737
Dissolution at 31 December 2000	- 318
Position at 31 December	946

The reserve at 31 December 2000 consisted of treasury shares held by TFS Lausanne, amounting to CHF 398,000, and those held by a number of subsidiaries on behalf of their employees, amounting to CHF 548,000.

II.9 Consolidated reserves

This item includes cumulative foreign currency translation adjustments, which registered the following changes in 2000:

in thousands of Swiss francs	2000	1999
Foreign currency translation adjustment at 1 January	**2,141**	- 1,503
Change from the previous year	**- 1,324**	3,644
Foreign currency translation adjustment at 31 December	**817**	2,141

Minority interests

The minority interests of CHF 840,000, stated in the balance sheet, consist of the negative contribution of Tradition Service Holding S.A., a sister company of TFS Lausanne, in respect of previous losses of Tradition Financial Services GmbH on bond activities, totalling CHF 438,000, and minority interests in TFS Energy LLC, of CHF 1,278,000.
Negative minority interests in Capstone Global Energy LLC, of CHF 1,017,000, and The Recruitment Company Ltd., of CHF 97,000, were fully provisioned at 31 December 2000.

III. Notes to the consolidated profit and loss account

III.1 Operating income

Net turnover

Consolidated net turnover increased from CHF 128,742,000 in 1999 to CHF 130,104,000 in 2000, equivalent to CHF 120,251,000 at constant exchange rates, or a drop of 6.6%.

The segmental and geographical analysis of revenues was as follows:

in thousands of Swiss francs	Financial products		Non-financial products		Other activities		Total	
	2000	1999	**2000**	1999	**2000**	1999	**2000**	1999
Europe	**36,426**	38,911	**24,958**	26,520	**-**	-	**61,384**	65,431
U.S.A.	**9,210**	12,502	**34,198**	27,123	**4,325**	1,478	**47,733**	41,103
Asia-Pacific	**8,678**	12,587	**11,255**	9,621	**1,054**	-	**20,987**	22,208
Total	**54,314**	64,000	**70,411**	63,264	**5,379**	1,478	**130,104**	128,742

The heading "Financial products" groups brokerage activities in currency options and equity derivatives. "Non-financial products" consist of brokerage operations in energy (electricity, natural gas, oil, weather derivatives, etc.), metals, and pulp and paper. Finally, "Other activities" regroup the activities of Capstone Global Energy LLC and the TRC Group. Equitek Capital and TFS Blackwood LLC, companies created in 2000, did not contribute to turnover during the year.

Other operating income

This heading includes net fees of CHF 126,000, received by TFS Lausanne and its subsidiary, Tradition Financial Services GmbH, Frankfurt, under the agreement with Garban Intercapital (cf. Note I.1).

III.2 Operating expenses

Consolidated direct and indirect operating expenses were as follows:

in thousands of Swiss francs	2000	1999
Employee compensation and benefits	**91,047**	84,997
Other operating costs	**34,580**	33,362
Total	**125,627**	118,359

TFS comprised 298 employees at the end of 2000 against 238 at the end of 1999.

III.3 Transactions with affiliated companies

TFS and its affiliates paid the following net sums to affiliates of Compagnie Financière Tradition, TFS' majority shareholder:

in thousands of Swiss francs	2000	1999
Net financial expenses	**- 214**	9
Miscellaneous services	**- 342**	- 332
Total	**- 556**	**- 323**

The interest represents remuneration, at market rates, of TFS's current account with Compagnie Financière Tradition, and interest payable on the loan from Meitan Tradition Co. Ltd. to Tradition Financial Services Japan Ltd., and by Compagnie Financière Tradition to Tradition Financial Services Inc. Miscellaneous services consist of a share of Compagnie Financière Tradition and Tradcom Management costs (administrative divisions and technical services) invoiced pro rata to time devoted to TFS and its subsidiaries.

IV. ADDITIONAL INFORMATION

IV.1 Major shareholders

Shareholders holding over 5% of equity voting rights are:

in %	2000	1999
Compagnie Financière Tradition, Lausanne	**68.40**	57.79
VIEL & Cie, Paris	**-**	10.42

IV.2 Additional information concerning employees

Retirement commitments

Given the average age of the personnel and their seniority within TFS and its subsidiaries, no provision has been set aside for pension benefit schemes.

Directors' remuneration

Boards of Directors: non-executive Board members of TFS Lausanne each receive an annual fee, set at CHF 10,000 for the period. Other members of the Boards of TFS and affiliated companies receive no specific remuneration.
Executive Directors: this information is not stated insofar as it would effectively provide information concerning individual remuneration of the few people concerned.

IV.3 Dividends

Dividends paid by TFS are subject to withholding tax of 35% in Switzerland. Shareholders resident in Switzerland may claim back the full tax. Foreign residents may obtain a tax credit under any applicable double taxation treaties in force between Switzerland and their country of tax residence.

IV.4 Earnings per share

Consolidated earnings per CHF 10 registered share were as follows:

in thousands of Swiss francs	2000	1999
Group share	**- 1.59**	14.41
Minority interest share	**3.85**	0

REPORT OF THE GROUP AUDITORS

TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TFS

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, profit and loss account, cash flows and notes) of TFS, Lausanne, for the year ended 31 December 2000.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, cash flows and results of operations in accordance with the Accounting and Reporting Recommendations (ARR), and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Lausanne, 12 March 2001

Ernst & Young S.A.

P. Gisiger
Certified accountant

J.-M. Favre
Certified accountant
(Auditor in charge)

NANCIAL STATEMENTS

BALANCE SHEET AT 31 DECEMBER 2000

ASSETS

in thousands of Swiss francs / *in thousands of euros*		2000 Gross	2000 Amortisation & provisions	2000 Net	1999 Net
CURRENT ASSETS					
• Cash		427	-	427	495
				€281	*€309*
• Short-term receivables from affiliated companies		2,565	-	2,565	3,859
				€1,684	*€2,407*
• Short-term receivables from shareholders		616	-	616	582
				€404	*€362*
• Other short-term receivables		171	-	171	45
				€112	*€28*
TOTAL CURRENT ASSETS		3,779	-	3,779	4,981
				€2,481	*€3,106*
FIXED ASSETS					
• Long-term receivables from affiliated companies	Note II.2	7,862	- 7,656	206	1,892
				€135	*€1,180*
• Investments	Note II.1	2,394	-	2,394	2,045
				€1,571	*€1,275*
• Treasury shares	Note II.4	398	-	398	398
				€261	*€248*
TOTAL FIXED ASSETS		10,654	- 7,656	2,998	4,335
				€1,967	*€2,703*
TOTAL ASSETS		14,433	- 7,656	6,777	9,316
				€4,448	*€5,809*

CHF 1 = €0.657 at 31 December 2000

LIABILITIES

in thousands of Swiss francs / *in thousands of euros*		**2000**	1999
CREDITORS			
• Short-term debts		**-**	61
to majority shareholder		**-**	*€38*
• Short-term debts to Group		**1,660**	54
and other affiliated companies		***€1,089***	*€34*
• Accrued expenses and deferred income		**31**	139
		€21	*€86*
TOTAL CREDITORS		**1,691**	254
		€1,110	*€129*
SHAREHOLDERS' EQUITY			
• Share capital	Note II.3	**3,419**	3,309
		€2,245	*€2,064*
• General reserve	Note II.3	**406**	298
		€266	*€186*
• Reserve for treasury shares	Note II.5	**398**	527
		€261	*€328*
• Share premium	Note II.3	**2,847**	1,596
		€1,869	*€995*
• Retained earnings	Note II.3	**1,075**	1,198
		€705	*€747*
• Net profit for the year	Note II.3	**- 3,059**	2,134
		€- 2,008	*€1,331*
TOTAL SHAREHOLDERS' EQUITY		**5,086**	9,062
		€3,338	*€5,652*
TOTAL LIABILITIES		**6,777**	9,316
		€4,448	*€5,809*

CHF 1 = €0.657 at 31 December 2000

PROFIT AND LOSS ACCOUNT

in thousands of Swiss francs / *in thousands of euros*		2000	1999
Dividends from affiliates	Note III.1	-	3,200
		-	*€1,996*
Other income	Note III.2	435	254
		€286	*€158*
Dissolution of provisions for investments	Note II.1	349	-
		€229	-
OPERATING INCOME		784	3,454
		€515	*€2,154*
Provisions for receivables from Group companies	Note II.2	- 3,456	- 779
		€- 2,269	*€- 486*
Financial expenses	Note III.3	- 42	- 41
		€- 28	*€- 26*
Other expenses		- 325	- 494
		€- 213	*€- 308*
OPERATING EXPENSES		- 3,823	- 1,314
		€- 2,510	*€- 820*
OPERATING PROFIT		- 3,039	2,140
		€- 1,995	*€1,334*
Taxes		- 20	- 6
		€- 13	*€- 3*
NET PROFIT		- 3,059	2,134
		€- 2,008	*€1,331*

CHF 1 = €0.657 at 31 December 2000

NOTES TO THE FINANCIAL STATEMENTS

The financial statements are prepared in Swiss francs. Notwithstanding, since TFS is listed on the Second Marché of the Paris Stock Exchange, they are presented in both Swiss francs and euros. The figures in euros were translated at the CHF/€ exchange rate ruling at 31 December in each of the years 2000 and 1999 equivalent, respectively, to €0.65651 and €0.62367 to one Swiss franc.

I. ACCOUNTING PRINCIPLES

The financial statements of TFS have been prepared in compliance with the applicable provisions of the Swiss Code of Obligations and the Accounting and Reporting Recommendations (ARR).
Accounting principles previously used for valuing investments were changed at 31 December 2000. In prior years, investments were valued individually, and a provision was made for each equity shareholding whose going concern value appeared less than the balance sheet value. In the accounts at 31 December 2000, the heading "Investments" has been valued on a global basis, with capital losses recognised on a number of investments being offset by unrealised gains on others. The impact that this change has had on the balance sheet and profit at 31 December is set out below under "Investments", Note II.1.
The basic principles applied in the evaluation and presentation of balance sheet items are now as follows:

Current assets and short-term debts

Current assets and short-term debts are stated in the balance sheet at face value, after deduction of economically required reserves. Assets and liabilities denominated in foreign currencies are translated into Swiss francs at the year-end exchange rate.

Fixed assets

Long-term receivables
Long-term receivables are stated in the balance sheet at their face value at historical exchange rates, when their nature is that of quasi-equity capital. Otherwise, they are translated at the year-end exchange rates, after deduction of economically necessary reserves.

Investments
Holdings are stated at cost, translated at the historical exchange rate. If the value of the portfolio of investments, determined on the basis of the sum of the values of going concern investments, made by reference to their net worth, appears to be less than the historical cost, a provision is made and carried in the section as a deduction.

II. NOTES TO THE BALANCE SHEET

II.1 Investments

TFS holds interests in the following companies. These companies are engaged in the brokerage of derivative products in over-the-counter markets. They do not take positions in the market itself.

in thousands of Swiss francs	Share capital		Historical cost 2000	1999	Net asset value (100%) 2000	1999
Tradition Financial Services Ltd., London (100%)	GBP	250	**717**	717	**16,882**	15,061
Tradition Financial Services Inc., New York (100%)	USD	50	**135**	135	**7,112**	7,014
Tradition Financial Services (Hong Kong) Ltd., Hong Kong (100%)	HKD	200	**34**	34	**- 124**	143
TFS Energy (S) Pte Ltd., Singapore (100%)	SGD	100	**92**	92	**3,704**	3,136
TFS Currencies Pte Ltd., Singapore (100%)	SGD	1,000	**1,012**	1,012	**1,855**	1,701
Tradition Financial Services Japan Ltd., British Virgin Islands (100%)	USD	50	**71**	71	**- 5,063**	- 2,037
Tradition Financial Services GmbH, Frankfurt (65%)	DEM	300	**179**	179	**- 1,186**	- 2,036
TFS Nordisk Energi AS, Sandefjord (100%)	NOK	500	**99**	99	**- 1,246**	- 1,180
TFS Australia Pty. Ltd., Sydney (100%)	AUD	5	**5**	5	**2,181**	1,510
TRC Lausanne, Lausanne (100%)	CHF	100	**50**	50	**- 1,419**	21
			2,394	2,394	**22,696**	23,333
Economically necessary reserves			**-**	- 349		
Total			**2,394**	2,045		

The net asset value shown above was determined on the basis of the company or, where required, the consolidated financial statements of each affiliate, at 31 December 2000 and 1999, translated at year-end exchange rates.
In light of the change in the valuation method adopted in 2000, from valuing individual investments to valuing the overall investment portfolio, the provision of CHF 349,000 existing at 31 December 1999 was dissolved in 2000. The impact that this change had on TFS's accounts at 31 December 2000 was as follows:

- the value of investments increased by CHF 432,000 and provisions on receivables from Group companies decreased by CHF 1,646,000,
- operating profit and annual profit showed an improvement of CHF 2,078,000.

II.2 Long-term receivables from affiliated companies

The item was composed of the following:

in thousands	Currency	Receivables in local currency 2000	1999	Receivables in Swiss francs 2000	1999
Tradition Financial Services GmbH	DEM	**1,742**	1,742	**1,262**	1,262
Tradition Financial Services Japan Ltd.	JPY	**313,770**	253,771	**4,241**	3,286
Tradition Financial Services Japan Ltd.	USD	**550**	-	**908**	-
TFS Nordisk Energi AS	NOK	**7,336**	7,336	**1,374**	1,459
TFS Nordisk Energi AS	SEK	**450**	450	**77**	85
Total				**7,862**	6,092
Economically necessary reserves				**- 7,656**	- 4,200
Total				**206**	1,892

The receivable from Tradition Financial Services GmbH was subordinated in favour of third party creditors. This advance was fully provisioned at 31 December 2000 and 1999.
Advances to Tradition Financial Services Japan Ltd. were fully provisioned at 31 December 2000, at CHF 5,149,000 (CHF 1,688,000 at 31 December 1999). Given the deficit financial structure of this company, TFS signed a letter of intent in its favour.
Financing for TFS Nordisk Energi AS was provisioned at a level equal to its net negative situation, at NOK 5.9 million and CHF 1,245,000 at 31 December 2000 (NOK 5.9 million and CHF 1,250,000 at 31 December 1999).

Composition of share capital

Share capital at 31 December 1999 stood at CHF 3,309,090, consisting of 330,090 registered shares of CHF 10. In light of the proposed option to pay the 1999 dividend in 2000, in the form of shares, 11,011 new shares were issued during the period, bringing the share capital of the Company to CHF 3,419,200 at 31 December 2000. A share premium of CHF 1,251,000 was recognised on the creation of these new shares, bringing TFS Lausanne's total share premium to CHF 2,847,000.

Changes in shareholders' equity

Changes in shareholders' equity in 2000 were as follows:

in thousands of Swiss francs	Balance at 1 January 2000	Appropriation of available earnings in 1999	Dissolution of the reserve for treasury shares	Increase in capital 2000	Profit 2000	Balance before dividend at 31 December 2000
Capital	**3,309**	-	-	110	-	**3,419**
General reserve	**298**	108	-	-	-	**406**
Reserve for treasury shares	**527**	737	- 866	-	-	**398**
Share premium	**1,596**	-	-	1,251	-	**2,847**
Retained earnings	**1,198**	- 989	866	-	-	**1,075**
Net profit for the year	**2,134**	- 2,134	-	-	- 3,059	**- 3,059**
Total	**9,062**	- 2,278	-	1,361	- 3,059	**5,086**

These changes include the dividend of CHF 2,316,000 paid in 2000 for 1999. Income of CHF 38,000 from treasury shares held by TFS was allocated to retained earnings.

Major shareholders

Shareholders holding over 5% of the voting rights are:

in %	2000	1999
Compagnie Financière Tradition, Lausanne	**68.40**	57.79
VIEL & Cie, Paris	-	10.42

Authorised capital

Share capital may be increased by up to CHF 1,500,000, through the issue of up to 150,000 registered shares of CHF 10. This authorisation, renewed by the Annual General Meeting of 20 July 1999, is valid until 19 July 2001.
The Board of Directors is empowered to cancel or limit existing shareholders' preferential subscription rights to allow acquisitions or equity interest acquisitions to take place. Share subscription rights for which a preferential subscription right is granted but not exercised are available to the Board for use in the Company's interests.

Conditional capital

Share capital may be increased by up to CHF 600,000 through the issue of up to 60,000 registered shares of CHF 10. Such an increase will be implemented if entitled managers and employees of the TFS Group exercise share options.

II.4 TREASURY SHARES

Changes in the situation of treasury shares in 2000 and 1999 were as follows:

in thousands of Swiss francs	Book value	Purchase and sale price	Number of shares
At 1 January 1999	527	527	10,435
Acquisitions in 1999	-	-	-
Sales in 1999	- 88	- 129	- 2,598
Capital losses for the year	- 41	-	-
Situation at 31 December 1999	**398**	**398**	**7,837**
Acquisitions in 2000	-	-	-
Sales in 2000	-	-	-
Situation at 31 December 2000	**398**	**398**	**7,837**

These treasury shares are intended for acquisition by TFS Group employees under a share option scheme, and as such are included in the balance sheet in the same way as the corresponding reserve.
Net capital losses of CHF 41,000 on the sale of treasury shares to TFS Group employees in 1999 are included in the profit and loss account under "Financial expenses".

II.5 Reserves for treasury shares

In accordance with the Swiss law, when the Company acquires its own shares an amount equal to the acquisition price is allocated to a special "Reserve for treasury shares" by drawing on available reserves or retained earnings.
The change in reserves for treasury shares was as follows:

in thousands of Swiss francs	
Position at 1 January	527
Appropriation of 1999 earnings	737
Dissolution at 31 December	- 866
Position at 31 December	398

The dissolution of CHF 866,000 at 31 December 2000 consisted of shares held by a number of companies in the Group. The balance of the reserve at 31 December 2000 was equal to the balance sheet value (acquisition value) of treasury shares held by the Company on that date.

III. NOTES TO THE PROFIT AND LOSS ACCOUNT

III.1 Revenues from investments

The Company received gross dividends from its subsidiary Tradition Financial Services Ltd., London, totalling CHF 3,200,000 in 1999. No dividend was received during the year.

III.2 Other income

Other income consists of financial products and exchange rate gains during the year, amounting to CHF 45,000 and CHF 234,000 respectively (CHF 18,000 and CHF 236,000 in 1999).
They also include CHF 156,000 of income received by TFS Lausanne under an agreement entered into with Garban Intercapital in July 2000, representing TFS Lausanne's share of brokerage profits on currency options of Garban Intercapital's subsidiaries in Sydney and Copenhagen.

III.3 Financial expenses

in thousands of Swiss francs	**2000**	1999
Interest	**42**	-
Capital loss on sale of treasury shares	**-**	41
Total	**42**	41

IV. OFF-BALANCE SHEET

Commitments and contingent liabilities

Commitments and contingent liabilities
In the context of a loan granted by Meitan Tradition Co. Ltd., Tokyo (affiliated company) to Tradition Financial Services Japan Ltd., British Virgin Islands, of JPY 30 million, or CHF 427,000 at 31 December 2000 (JPY 30 million or CHF 469,000 at 31 December 1999), the Company issued a conditional ten year guarantee on 1 February 1995 for an equivalent amount in favour of the lender.

V. OTHER INFORMATION

V.1 Analysis of residual terms for receivables and commitments

	2000		1999	
in thousands of Swiss francs	**< 1 year**	**Unspecified**	< 1 year	Unspecified
Short-term receivables from affiliated companies	**2,565**	**-**	3,859	-
Short-term receivables from shareholders	**616**	**-**	582	-
Other short-term receivables	**171**	**-**	45	-
Long-term receivables from affiliated companies after provisions	**-**	**206**	-	1,892
Short-term debts to the major shareholder	**-**	**-**	-	61
Short-term debts to Group and other affiliated companies	**1,660**	**-**	54	-

V.2 Prepaid expenses and accrued income

This item is comprised of payable charges.

V.3 Foreign currency operations

TFS's balance sheet at 31 December 2000 included assets expressed in foreign currencies for an equivalent value of CHF 12,893,000 (CHF 9,990,000 at 31 December 1999), primarily comprised of investments in and loans to affiliated companies. Liabilities expressed in foreign currencies amounted to CHF 1,610,000 (CHF 2,316,000 at 31 December 1999).

V.4 Personnel costs

TFS does not employ any staff and therefore has no pension commitments. Non-executive Board members received an annual fee of CHF 10,000 for the period.

PROPOSED APPROPRIATION OF AVAILABLE EARNINGS

in Swiss francs	2000	1999
Available earnings		
Retained earnings at 1 January	**208,412**	1,198,176
Dissolution of the reserve for treasury shares	**866,397**	-
Retained earnings	**1,074,809**	1,198,176
Net profit for the year	**- 3,059,026**	2,134,073
(Loss)/Available earnings	**- 1,984,217**	3,332,249
Appropriation of available earnings 1999 and proposed appropriation of deficit 2000		
(Loss)/Available earnings	**- 1,984,217**	3,332,249
Transfer to the general reserve	**-**	- 108,000
Transfer to the reserve for treasury shares	**-**	- 737,190
Dividend	**-**	- 2,316,363
Dividend on treasury shares	**-**	37,716
Retained earnings	**- 1,984,217**	208,412

FIVE YEAR FINANCIAL SUMMARY

	2000	1999	1998	1997 2nd half	1997 1st half	1996
Financial situation at 31 December						
Share capital (in thousands of Swiss francs)	**3,419**	3,309	3,150	3,150	150	150
Number of shares						
• Preferred of CHF 100	**-**	-	-	-	768	768
• Ordinary of CHF 200	**-**	-	-	-	366	366
• Ordinary of CHF 10	**341,920**	330,909	315,000	315,000	-	-
Dividend-right certificates	**-**	-	-	-	998	998
Operations and profit for the year (in thousands of Swiss francs)						
Turnover	**-**	3,200	4,999	1,863	3,606	3,677
Pre-tax earnings, amort. and provisions	**68**	2,919	3,895	1,326	2,913	2,781
Corporation tax	**- 20**	- 6	- 32	- 21	- 5	-
Earnings after tax, amort. and provisions	**- 3,059**	2,134	3,136	2,159	2,712	989
Distributed profits						
• Shares	**-**	2,316	3,150	1,000	-	-
• Dividend-right certificates	**-**	-	-	-	-	-
Earnings per share (in Swiss francs)						
Earnings after tax but before amort. and provisions						
• Preferred of CHF 100	**-**	-	-	-	1,938.67	1,854.00
• Ordinary of CHF 200	**-**	-	-	-	3,877.33	3,708.00
• Ordinary of CHF 10	**0.14**	8.80	12.27	4.14	-	-
Earnings after tax, amort and provisions						
• Preferred of CHF 100	**-**	-	-	-	1,808.00	659.21
• Ordinary of CHF 200	**-**	-	-	-	3,616.00	1,318.42
• Ordinary of CHF 10	**- 8.95**	6.45	9.96	6.85	-	-
Dividend per share						
• Preferred of CHF 100	**-**	-	-	-	-	-
• Ordinary of CHF 200	**-**	-	-	-	-	-
• Ordinary of CHF 10	**-**	7.00	10.00	3.17	-	-
Dividend per dividend-right certificate	**-**	-	-	-	-	-

SUBSIDIARY UNDERTAKINGS AND EQUITY INTERESTS AT 31 DECEMBER 2000

Foreign undertakings and interests	Share capital (thousands)	Share-holders' equity	Percentage share-holding in %	Gross book value of holdings CHF (thousands)	Net book value of holdings CHF (thousands)	Loans and advances granted CHF (thousands)	Securities, endor-sements and other guarantees given (thousands)	Turnover 2000 (thousands)	Net profit 2000 (thousands)	Dividends paid in 2000 (thousands)
Tradition Financial Services Ltd. London	GBP 250	GBP 6,990	100	717	717	-	-	GBP 22,398	GBP 718	-
Tradition Financial Services Inc. New York	USD 50	USD 4,448	100	135	135	-	-	USD 25,749	USD 17	-
Tradition Financial Services (Hong Kong) Ltd. Hong Kong	HKD 200	HKD - 490	100	34	34	-	-	HKD 4,404	HKD - 1,163	-
TFS Energy (S) Pte Ltd. Singapore	SGD 100	SGD 3,925	100	92	92	-	-	SGD 5,640	SGD 653	-
TFS Currencies Pte Ltd. Singapore	SGD 1,000	SGD 1,690	100	1,012	1,012	-	-	SGD 1,045	SGD - 93	-
Tradition Financial Services Japan Ltd. British Virgin Islands	USD 50	JPY - 374,939	100	71	71	5,149	-	JPY 309,105	JPY - 244,546	-
Tradition Financial Services GmbH Frankfurt	DEM 300	EUR - 778	65	179	179	1,262	-	EUR 2,656	EUR 499	-
TFS Nordisk Energi AS Sandefjord	NOK 500	NOK - 5,939	100	99	99	1,451	-	-	-	-
TFS Australia Pty. Ltd. Sydney	AUD 5	AUD 2,595	100	5	5	-	-	AUD 5,795	AUD 1,107	-
TRC Lausanne Lausanne	CHF 100	CHF - 1,419	100	50	50	-	-	-	CHF - 4	-
TOTAL				**2,394**	**2,394**	**7,862**				

REPORT OF THE STATUTORY AUDITORS

TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TFS

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, profit and loss account and notes) of TFS, Lausanne, for the year ended 31 December 2000.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the profession in Switzerland, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and results of operations in accordance with the Accounting and Reporting Recommendations (ARR). Furthermore, the accounting records, financial statements and proposed appropriation of available earnings comply with Swiss law and the Company's Articles of Association.

We recommend that the financial statements submitted to you be approved.

Lausanne, 12 March 2001

Ernst & Young S.A.

P. Gisiger Certified accountant	**J.-M. Favre** Certified accountant (Auditor in charge)

TEXT OF RESOLUTIONS SUBMITTED TO THE ANNUAL GENERAL MEETING OF 23 MAY 2001

RESOLUTION N° 1

ADOPTION OF THE MANAGEMENT REPORT, COMPANY AND GROUP FINANCIAL STATEMENTS FOR 2000

Proposal of the Board:
After hearing the reports of the directors and auditors, the General Meeting adopts the management report and Company and Group financial statements for the year ended 31 December, 2000, as presented, showing a net loss for the Company of CHF 3,059,026 and a net loss - Group share of CHF 0.5 million, together with transactions reflected in the accounts or summarised in the reports.

RESOLUTION N° 2

DECISION CONCERNING APPROPRIATION OF AVAILABLE EARNINGS

Proposal of the Board:
The General Meeting resolves to allocate the aggregate loss, amounting to CHF 3,059,026, to the retained earnings account.

The dividend record over the past three years was as follows:

	Total dividend	Dividend per share
1997	CHF 1,000,000	CHF 3.17
1998	CHF 3,150,000	CHF 10.00
1999	CHF 2,316,363	CHF 7.00

RESOLUTION N° 3

DISCHARGE OF THE BOARD OF DIRECTORS

Proposal of the Board:
The General Meeting gives full discharge to the Board of Directors and Management for their management during the 2000 financial year.

RESOLUTION N° 4

RE-ELECTION OF THE BOARD OF DIRECTORS

Proposal of the Board:
The General Meeting notes that the term of office of Board members expires as of today. It reappoints the following Directors to office for a period of one year ending at the conclusion of the Annual General Meeting to be held in 2002 for the purpose of approving the accounts for the year ending 31 December 2001:

- Mr. David PINCHIN, President
- Mr. François CARRARD
- Mr. Nabil DAOUD
- Mr. Julian HARDING
- Mr. Robert PENNONE.

RESOLUTION N° 5

APPOINTMENT OF THE AUDITORS

Proposal of the Board:
The General Meeting notes that the Auditors' mandate expires as of today and reappoints Ernst & Young S.A., Lausanne, to office for a period of one year ending at the conclusion of the Annual General Meeting to be held in 2002 for the purpose of approving the accounts for the year ending 31 December, 2001.

RESOLUTION N° 6

RENEWAL OF AUTHORISED SHARE CAPITAL

Proposal of the Board:
The Board of Directors proposes to renew, for a further period of two years, i.e. until 23 May 2003, its authorisation to increase share capital by up to an aggregate nominal amount of CHF 1,500,000 through the issuance of up to 150,000 new registered shares of CHF 10 each, fully paid-up (Art. 4 bis, first paragraph of the Memorandum and Articles of Association).
Article 4 bis of the Memorandum and Articles of Association is amended as follows:
"Article 4 bis - Authorised capital
The Board of Directors is authorised and empowered, until 23 May 2003, to increase the share capital by up to an aggregate nominal amount of CHF 1,500,000 through the issuance of up to 150,000 new registered shares of CHF 10 each, fully paid-up. The Board of Directors may determine the issue price inasmuch as it has been delegated such competence by the General Meeting."
(Para. 2 unchanged)

RESOLUTION N° 7

SPLITTING THE NOMINAL VALUE OF SHARES

Proposition of the Board of Directors:
In connection with the anticipated amendment to Swiss law on public limited companies, the Board of Directors proposes to split each registered share of CHF 10 into two registered shares thereby reducing the nominal value of shares from CHF 10 to CHF 5 each.
Implementation of the decision to reduce the nominal value of shares to CHF 5 is subject to the condition precedent that the anticipated amendment of Sec. 622(4) of the Code of Obligations shall enter into force prior to 31 December 2001. Should the condition precedent not be fulfilled, the decision to split the shares shall become null and void.
As a result, Articles 4 and 5 of the Memorandum and Articles of Association are amended as follows:
"Article 4 - Share capital
The share capital of the Company shall be CHF 3,419,000 and shall be divided into 683,840 registered shares of CHF 5 each. The shares shall be fully paid-up.
Article 4 bis - Authorised capital
The Board of Directors is authorised and empowered, until 23 May 2003, to increase the share capital by up to an aggregate nominal amount of CHF 1,500,000 through the issuance of up to 300,000 new registered shares of CHF 10 each, fully paid-up. The Board of Directors may determine the issue price inasmuch as it has been delegated such competence by the General Meeting."
(Para. 2 unchanged)
"Article 5 - Conditional capital
The share capital of the Company shall be increased by up to an aggregate nominal amount of 600,000 through the issuance of up to 120,000 registered shares of CHF 5 each, which must be fully paid-up. Such an increase shall be carried out through the exercise of options granted to certain management members of the Company or of affiliated companies in the Group."
(Paras. 2 and 3 unchanged)

TFS

Tradition Financial Services

Design by

In 1985, David Pinchin, Julian Harding and Compagnie Financiere Tradition founded Tradition Financial Services (TFS). Today, the two individuals continue to serve as TFS's co-chief executive officers and the company maintains its solid reputation as an innovative market leader. TFS's vast client base benefits from a combination of derivative products offered and consulting services provided. With offices in the world's major financial centers, TFS covers global foreign exchange, precious metals, equity, energy, pulp & paper and bandwidth markets. Affiliated companies include energy consultants Capstone Global Energy, global recruitment specialists The Recruitment Company, venture capital firm Equitek Capital and momentum traders TFS Blackwood (TFSB). TFS is publicly traded and has been listed on the Second Marché of Paris since 1998.

www.tfsbrokers.com

UNITED KINGDOM

Tradition Financial Services Ltd.
TFS-ICAP Ltd.
TFS Currency Options Ltd.
TFS Derivatives Ltd.

East India House
109-117 Middlesex Street
London E1 7JF
T: +44 207 454 9422
F: +44 207 454 9421
tfseurope@tfs-ln.co.uk

Equitek Capital Ltd.

East India House
109-117 Middlesex Street
London E1 7JF
T: +44 207 375 3950
F: +44 207 375 2170
info@equitekcapital.com

TFSB Ltd.

East India House
109-117 Middlesex Street
London E1 7JF
T: +44 207 796 1000
F: +44 207 375 2326
london@tfsb.net

HKI Systems Ltd.

15 Bunhill Row, 3rd floor
London EC1Y 8LP
T: +44 207 256 9594
F: +44 207 374 2547
info@hki-systems.co.uk

The Recruitment Company Ltd.

288 Bishopsgate
London EC2M 4QP
T: +44 207 959 3238
F: +44 207 959 3030
info@trc-uk.com

GERMANY

Tradition Financial Services GmbH

Goethestrasse 7
D-60313 Frankfurt/Main
T: +49 69 283 622
F: +49 69 288 949
tfseurope@tfs-ln.co.uk

SWEDEN

Tradition Financial Services Ltd.
(Swedish Branch)

Hightech Building, 17th floor
SE 10152
Stockholm
T: +46 8 5661 5075
F: +46 8 5661 5001
tfseurope@tfs-ln.co.uk

U.S.A.

Tradition Financial Services Inc.
TFS Derivatives Corp.

17 State Street, 41st floor
New York, N.Y. 10004
T: +1 212 943 6916
F: +1 212 943 8504
tfsusa@tfsbrokers.com

The Recruitment Company Inc.

17 State Street, 41st floor
New York, N.Y. 10004
T: +1 212 943 2023
F: +1 212 943 8504
info@trcny.com

TFS Blackwood LLC

17 State Street, 41st floor
New York, N.Y. 10004
T: +1 212 943 2075
F: +1 212 483 9830
ny@tfsb.net

Equitek Capital Inc.

17 State Street, 41st floor
New York, N.Y. 10004
T: +1 212 943 2170
F: +1 212 785 4834
info@equitekcapital.com

Tradition Financial Services Inc.
TFS Energy LLC
TFS Energy Futures LLC

680 Washington Bd, 5th floor
Stamford, CT 06901
T: +1 203 351 9520
F: +1 203 351 9567
tfsusa@tfsbrokers.com

Capstone Global Energy LLC

1330 Lake Robbins Dr., Suite 350
The Woodlands, TX 77380
T: +1 281 296 7080
F: +1 281 296 7034
info@capstoneenergy.com

AUSTRALIA

TFS Australia Pty. Ltd.

25 Bligh Street, Level 19
Sydney NSW 2000
T: +61 2 9233 6611
F: +61 2 9233 1866
tfsasia@tfsbrokers.com

The Recruitment Company Pty. Ltd.

Level 4, 120 Clarence Street
Sydney NSW 2000
F: +61 2 9299 6822
F: +61 2 9299 6922
info@trcau.com

HONG KONG

Tradition Financial Services
(Hong Kong) Ltd.

2610 Alexandra House
16-20 Charter Road, Central
Hong Kong
T: +852 2521 5706
F: +852 2877 2719
tfsasia@tfsbrokers.com

The Recruitment Company Ltd.

Suite 610, One Pacific Place
88 Queensway, Hong Kong
T: +852 2295 3338
F: +852 2295 3339
info@trchk.com

SINGAPORE

TFS Energy (S) Pte Ltd.
TFS Currencies Pte Ltd.

3 Shenton Way n°23-02
Shenton House
Singapore 068805
T: +65 226 5616
F: +65 226 2812
tfsasia@tfsbrokers.com

JAPAN

Tradition Financial Services
Japan Ltd.

Toranomon Dai-ni Waiko
Building, 6th floor
2-6 Toranomon 5-chome
Minato KU, Tokyo 105
T: +81 3 5401 7451
F: +81 3 5401 7450
tfsasia@tfsbrokers.com

SWITZERLAND

TFS (Head Office)

11, rue Langallerie
1003 Lausanne
T: +41 21 343 52 52
F: +41 21 343 55 00
tfs@tfsbrokers.com

FRANCE

TFS

C/o Groupe VIEL
253, boulevard Pereire
75852 Paris Cedex 17
T: +33 1 56 43 70 20
F: +33 1 56 43 70 98
tfs@tfsbrokers.com

SOUTH AFRICA

TFS Futures & Options Pty. Ltd.

4 Pritchard Street
Johannesburg 2000
safex@tfsbrokers.com



TFS



CURRENCY OPTIONS EQUITY DERIVATIVES PRECIOUS METALS PULP & PAPER ELECTRICITY OIL NATURAL GAS COAL WEATHER TRC EQUITEK CAPITAL CAPSTONE GLOBAL ENERGY



Annual report



Our Role

At its core TFS acts as a pure broker, facilitating inter-dealer transactions in wholesale OTC markets. In this role, the Company takes no positions and is not a principal party to any transactions. Commissions are earned directly from trade counterparties by providing a confidential point of contact for all market participants to conduct business. TFS is also world renowned for its reputation as an educator of risk management techniques and as a developer of new markets. As a complement to the introduction of new OTC products, TFS may offer both group and individual consulting services to aid in the effective use of derivative strategies. Expansion out of the Company's core business has further continued with cross-over into the areas of energy consulting, venture capital and recruitment services. TFS is subject to and meets the highest standards of regulation in every center where it conducts business.

Contents





Statement of the Chief Executives

The year has been an excellent one for TFS. Record revenues and profits have reflected improved margins and an even stronger balance sheet and cash position. The share price has improved threefold during the year and continues to trend upwards.

This increase has been achieved because of the strength of our management team who have crafted our improvement in both the merged areas of US energy and global currency options but also via organic growth especially in oil and equity derivatives.

Executives

In fact in this year of difficult economic conditions and great tragedy all our staff have been magnificent. They have performed extremely well under great pressure especially in the United States. They are the theme of this year's report.

We would like to thank our shareholders for their continued loyalty and support. We will be asking the Annual General Meeting, on 23 May 2002, to approve a dividend payment of CHF 1.0 per share and a two-for-one share split, with a new nominal value of CHF 2.5.

David PINCHIN ***Julian HARDING***

Organisation Chart

at 31.12.2001



VIEL & Cie
72.31%
Compagnie Financière Tradition
69.64%
Management
21.71 %
Public
8.65%
TFS
Brokerage
Currency options
Equity derivatives
Energy
Precious metals
Pulp and paper
Stockholm
London
Frankfurt
Johannesburg
Stamford
New York
Sydney
Tokyo
Hong Kong
Singapore
Recruitment
London
New York
Sydney
Hong Kong
Other activities
Venture capital
Energy consulting
Deal origination

Key Figures

Turnover
in millions of Swiss francs



2001
172.0
2000
130.1
1999
128.7
1998
119.1
1997
104.4
0
30
60
90
120
150
180
210

Consolidated turnover rose 35.8% to reach CHF 172.0 million. 58.2% of consolidated turnover came from brokerage of non-financial products, mainly due to a substantial growth in the energy sector. Brokerage on financial products and other activities accounted respectively for 37.9% and 3.9% of consolidated turnover.

Profit before tax
in millions of Swiss francs



2001
21.3
2000
4.5
1999
9.3
1998
11.9
1997
12.8
0
3
6
9
12
15
18
21
24

Profit before tax rose fivefold during the period, to stand at CHF 21.3 million in 2001, for a margin before tax of 12.4% against 3.4% in 2000.

Net profit - Group share
in millions of Swiss francs



2001
8.5
2000
-0.5
1999
4.8
1998
5.7
1997
8.1
-1
0
1
2
3
4
5
6
7
8
9

Consolidated net profit rose to CHF 13.8 million against CHF 0.8 million in 2000. After taking account of minority interests of CHF 5.4 million, **net profit - Group share stood at CHF 8.5 million** against a loss of CHF 0.5 million in the previous period.

Shareholders' equity - Group share
in millions of Swiss francs



2001
40.0
2000
32.6
1999
35.4
1998
28.3
1997
24.7

Shareholders' equity stood at CHF 44.6 million, including CHF 40.0 million Group share, for a consolidated net cash position of CHF 41.0 million. Return on consolidated equity reached 26.7% based on shareholders' equity at 31 December 2000.

Activity Report

ECONOMIC REVIEW

Having experienced the second consecutive yearly decline in stock market values for the first time in nearly three decades and its first recession in a decade, the U.S. economy continued to negatively impact global growth.

As the world's largest importer of goods and services, as well as the world's largest consumer of energy, the U.S, struggled with flagging consumer sentiment following the bursting of the dotcom bubble in 1999-2000, causing a dramatic slowdown in global equity and capital markets after the hectic pace of the nineties. Subdued global consumption created a situation that saw business inventories mount and manufacturing grind to a near halt.

The foreign exchange markets, the largest and most liquid of the world markets, saw major currencies, such as the euro and Canadian dollar, struggle under the weight of stagnating business activity, followed by record lows against the U.S. dollar. The Japanese yen reached its lowest point in three years against the U.S. dollar, depreciating almost 14% against the greenback.

The Japanese economy, the world's second largest, hit by the global downturn and still reeling from the shake-up of its banking system, continued to be mired in recession. These problems were exacerbated by distressed capital bases, as a direct consequence of the Nikkei 225 Index losing some 75% of its value over the last 12 years. The Japanese situation continues to preoccupy the world's economic and political leaders.

But the most important and most tragic event of 2001 was the terrorist attacks on the World Trade Center in New York City, and the Pentagon in Washington. The human loss was immeasurable, while the resulting economic losses were enormous: New York City itself lost an estimated 100,000 jobs, while job losses in the United States and the rest of the world can be measured in the millions.

In the weeks following this tragedy, consumer confidence, which was already floundering, deteriorated substantially. The airline and automobile industries were forced to cut hundreds of thousands of jobs as operations came to a near standstill. A sudden drop in consumption of raw materials, particularly petroleum, led OPEC members to cut crude oil production for the second time in the year, making it the seventh in the last three years.

Energy markets hit the headlines in the fourth quarter, when accounting improprieties caused Enron, the sector's most influential participant, to file for bankruptcy protection. The spill-over from this largest bankruptcy in U.S. history initially affected other prime companies within the sector which, combined with other blue chip bankruptcies such as K-Mart and Global Crossing, seriously affected investor confidence in American companies.

The closing of Enron's flagship internet trading platform towards the end of the year, threw into question the future of electricity and energy derivatives trading in these markets. However, quick and innovative steps adopted by the New York Mercantile Exchange, together with other internet-based trading platforms, such as the IntercontinentalExchange, succeeded in averting a crisis and trading volumes on both exchanges, as well as on the OTC markets, reached record volumes by the end of the year.

The reaction of global financial markets to the terrorist attacks of 11 September and the efforts to reduce inventories around the world, but particularly in the U.S., has set the foundations for solid growth in 2002.

BUSINESS REVIEW

TFS's primary objective was largely attained in 2001, with strong gains in revenues and margins in its core brokering businesses, and record earnings and profits. Progress was also made in consolidating its new business ventures of the last two years, which were still showing losses in 2001.



Tokyo - TFS-ICAP



Houston - Capstone Global Energy



London - TFS (Energy), [illegible]

Brokerage in financial products represented 37.9% of revenues, thanks to the successful merger of TFS-ICAP in 2000 and the sustained development of activities in equity derivatives

Brokerage activities in financial products generated revenues of CHF 65.2 million (€43.9 million), compared with CHF 54.3 million (€35.7 million) in 2000, or 37.9% of total turnover, against 41.7% in the previous period.

Synergies resulting from the July 2000 merger of the currency options businesses of TFS and ICAP commenced early in the first quarter of 2001, and continued to grow throughout the year. Operating under the name of "TFS-ICAP", the group achieved significant growth in its two core businesses, G-10 currencies and exotic options, while enjoying exceptional growth in emerging market currencies. Moreover, TFS-ICAP implemented a joint venture with Volbroker in December 2001. Volbroker, owned by Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Royal Bank of Scotland and UBS Warburg, is the leading electronic platform in the field of foreign exchange options and its bank owners are amongst the foremost traders in this product. The company, which retains the name TFS-ICAP is the world's leading hybrid voice and electronic combined currency option broker.

TFS continued to grow its brokerage operations in equity derivatives from its London desk, which covers all major European stocks and indices. In line with its commitment to grow its European business, TFS became a non-clearing member of LIFFE and Eurex in 2001, thus adding to its existing membership in the South African Futures Exchange (SAFEX). The Company also enhanced its presence on the American markets in OTC option transactions in the S&P 500, NDX 100 and single stocks.

while TFS remained the uncontested leader in OTC energy products, a sector that made excellent progress in 2001

Consolidated turnover on non-financial products rose 42.2% on the year to reach CHF 100.2 million (€67.5 million) against CHF 70.4 million in 2000 (€46.2 million). These operations now account for 58.2% of revenues.

With a falling gold market and weak price volatility for the second year running, producers and investment funds curtailed hedging operations, and trading volumes tumbled. In spite of this difficult environment, TFS maintained its dominant market share, particularly in options.

TFS is the world's leading broker in energy products, which again enjoyed an excellent year in the electricity, natural gas, oil, coal and weather derivatives sectors. This strong showing reflects in particular the contribution of TFS Energy LLC, a joint venture created in August 2000 from the merger of TFS's U.S. operations, with those of one of its competitors.

In electricity, TFS benefited from the deregulating markets in Europe and Asia, with its London, Frankfurt and Sydney offices all turning in good performances. Thanks to its experienced brokering teams, it was also successful in enhancing its presence in the U.S. market, which had difficulty digesting the collapse of Enron. As this sector gradually reaches maturity, clients are looking for more structured products, which are being developed in conjunction with Capstone Global Energy LLC. This subsidiary of TFS provides energy related consulting and brokerage services to a broad client base of participants in the energy markets.

Oil operations were boosted by the arrival of a new team of specialised gasoline brokers in London, enhancing TFS's leadership in Europe and Asia, where trading volumes moved strongly ahead in 2001.



London - TFS, TFS-ICAP Singapore - TFS-ICAP Tokyo - JRC

TFS, which has been present in the natural gas market in the U.S. since its inception, achieved 80% growth in revenues in this sector during the year. The Company offers a broad spectrum of OTC products, backed by a presence on the floor of the New York Mercantile Exchange. In general, all energy products scored significant gains globally, benefiting from high liquidity levels, sustained volatility and better price transparency. The launch of transactional platforms contributed significantly to the overall increase in trading volumes.

TFS maintained its dominance of the U.S. weather derivatives market and saw record revenues for this product in 2001. An upswing in European and Asian transactions reaffirmed the international demand for weather risk management. The Company is poised to capture a greater share of activity in these regions as they develop.

while pursuing the development of new activities related to its traditional operations.

Since 1999, while reinforcing its traditional operations, TFS has pursued a policy of selective expansion into new activities related to its original core businesses: *Capstone Global Energy LLC*, created in June 1999 and 57.5% owned by TFS at 31 December 2001, provides energy-related consulting and brokerage services. Its broad client base comprises participants in the world's deregulating and restructuring energy markets.

The Recruitment Company, created in September 1999, specialises in job placement in the financial and new technologies sectors. Initially based in Hong Kong, The Recruitment Company has expanded its operations to London, New York and Sydney. Although hit by the economic downturn during the year, particularly in the U.S., the benefit of cost-cutting and business development began to have an impact across the board.

Equitek, created in July 2000, is a venture capital company, focusing its portfolio on broadband and enabling technology. The company completed its first capital-raising exercise in the summer and began investing in the second half of the year, taking advantage of the particularly attractive valuations that have emerged over the past year.

TFS Blackwood LLC, created in October 2000, is a company specialised in day trading, which opened a trading room in London in the summer of 2001 offering professional traders direct access to American stock exchanges. The collapse in trading volumes during the year finally led TFS Blackwood to close operations early in 2002.

These new businesses in the aggregate contributed CHF 6.7 million (€4.6 million) to consolidated revenues in 2001, against CHF 5.4 million (€3.5 million) in the previous year.

This substantial rise in consolidated revenues was accompanied by strong profitability in 2001

On the back of a rise of 32.2% in consolidated revenues amounting to CHF 172.0 million (€116.0 million), consolidated operating profit grew 515.7%, to reach CHF 19.9 million €13.4 million) against CHF 3.2 million (€2.1 million) in 2000, bringing the operating margin to 11.6% of consolidated revenues, against 2.5% in 2000.

	Financial products		**Non-financial products**		**Other activities**		**Total**	
in thousands of Swiss francs	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Europe	**44,728**	36,426	**28,118**	24,958	**1,649**	-	**74,495**	61,384
United States	**13,186**	9,210	**59,952**	34,198	**3,364**	4,325	**76,502**	47,733
Asia - Pacific	**7,255**	8,678	**12,088**	11,255	**1,639**	1,054	**20,982**	20,987
Total	**65,169**	54,314	**100,158**	70,411	**6,652**	5,379	**171,979**	130,104


TFS GROUP

Turnover 2001 by geographical area


12.2%
44.5%
43.3%
United States
Europe
Asia - Pacific

Turnover 2001 by product


3.9%
37.9%
58.2%
Non-financial
Financial
Other

Operating ratios showed a dramatic increase across the board: personnel costs declined to 65.6% of consolidated revenues against 70.0% in 2000; telecommunications and purchasing financial information - the main expense categories after salaries - retreated substantially to 6.7% of consolidated revenues, compared with 11.2% in 2000, with TFS benefiting from the downward trend in telecommunications charges.

Profitability was up substantially in TFS's core business, namely in the brokerage of currency options, on the back of synergies produced from the TFS-ICAP merger. Excellent progress was also made in the energy and equity derivatives sectors, with profitability on precious metals also remaining solid. Overall operating margins on brokerage activities in financial and non-financial products reached an all-time record high of 17.0% of consolidated revenues.

On the other side of the coin, losses from new businesses continued to weigh on profitability during the year, increasing over 2000. Deficits incurred during the investment stage of these companies peaked in 2001, as TRC and Capstone are expected to show improvement in the coming year, and TFS Blackwood operations were closed in January 2002. Equitek is still expected to turn in a loss in 2002.

... with operating profit up 515.7% in 2001, to CHF 19.9 million, for an operating margin of 11.6%

Consolidated financial income stood at CHF 1.3 million (€0.9 million) in 2001, virtually unchanged from CHF 1.2 million (€0.8 million) in 2000. Profit before tax reached a record high of CHF 21.3 million (€14.3 million), up 375.6% on the year.

The Company took a consolidated tax charge of CHF 7.4 million (€5.0 million) during the period, or 34.9% of profit before tax against CHF 3.7 million (€2.4 million) and 82.7% respectively in 2000. This substantial improvement is primarily due to the return to profitability or the elimination of loss making operations. In some cases the use of their tax loss carry-forwards had an impact.

Consolidated net profit also reached a record level of CHF 13.8 million (€9.3 million), almost 18 times profit in 2000.

... and a net profit, Group share, of CHF 8.5 million, bringing return on consolidated equity to 26.0%.

Minority interests stood at CHF 5.3 million (€3.6 million) in 2001, against CHF 1.3 million (€0.9 million) in 2000, and concerned mainly TFS Energy LLC and its subsidiary TFS Energy Futures LLC, 53.0% controlled by TFS, which registered an excellent performance in 2001.

After taking account of these minority interests, net profit, TFS Group share, stood at CHF 8.5 million (€5.7 million), for a net margin of 4.9% of consolidated revenues. This performance represents return on equity of 26.0% on consolidated shareholders' equity at 31 December 2000. Consolidated shareholders' equity reached CHF 44.6 million (€30,1 million) at 31 December 2001, CHF 40.0 million (€27.0 million) of which was the Group's share.

TFS maintained its strong balance sheet position, with financial indebtedness limited to CHF 1.0 million (€0.7 million) and net cash position standing at CHF 41.0 million (€27.5 million), or 46.4% of the consolidated balance sheet

TFS Company profit reached CHF 1.2 million in 2001.

TFS Lausanne, a pure holding company, recorded operating income of CHF 1.9 million (€1.2 million) in 2001, consisting mainly of the elimination of provisions for investment debts, and operating expenses of CHF 1.2 million (€0.8 million). The Company turned in a profit of CHF 1.2 million (€0.8 million) in 2001 against a loss of CHF 3.1 million (€2.0 million) in 2000.



Sydney - TFS, TFS-ICAP, TRC   London, New York - Equitek   Copenhagen - TFS-ICAP

SHARE PERFORMANCE

TFS's share price performed extremely well in 2001, more than tripling over the year, bringing the Company's market capitalization to €32.8 million (CHF 49.5 million) at 31 December 2001 against €10.2 million (CHF 15.9 million) in 2000.


350%
300%
250%
200%
150%
100%
50%
0%
Base 100
at 31.12.2000
31/12/00
31/01/01
28/02/01
31/03/01
30/04/01
31/05/01
30/06/01
31/07/01
31/08/01
30/09/01
31/10/01
30/11/01
31/12/01
in euros
Second Marché Index
TFS

The shares began the year at €14.95 (price corrected to take account of the halving of the nominal value on 25 June 2001), to close at €48.00, their highest point of the year, on 31 December 2001, after having followed a steady upward trend throughout the period. The Second Marché benchmark index fell 19.1% over the same period.

APPROPRIATION OF NET INCOME

The Directors are seeking approval to allocate the appropriate amount of net income for the period, to the discharge of previous losses.

Approval is also being sought to allocate CHF 1,159,000 from the share premium account to the general reserve account.

Considering the level of shareholders' equity, the Directors are seeking shareholder approval to pay a dividend of CHF 683,840, equivalent to CHF 1 per share.

The dividend record over the past three years was as follows:

in Swiss francs	Total dividend	Dividend per share of CHF 5.0
1998	3,150,000	5.00
1999	2,316,363	3.50
2000	-	-

Shareholders will be given the option of receiving their dividends in the form of shares.

Under Swiss law, the dividend is subject to withholding tax of 35.0%; the stock dividend option may therefore only apply to 65.0% of the total dividend entitlement. Depending on their status, shareholders may qualify for a refund of withholding tax from the Swiss revenue authorities.

New shares issued to shareholders under the stock dividend option will be calculated on the basis of 90% of the average middle market quotation during the 20 dealing days immediately preceding the Annual General Meeting, less the amount of the dividends distributed to which they are entitled.

Shares issued under the dividend option will rank *pari passu* with other shares from 1 January 2002. The number of shares issued as stock dividends shall be subsequently recorded by the Board of Directors.

The Annual General Meeting of 23 May 2002 will also be asked to approve the splitting of 683,840 shares with a nominal value of CHF 5 into 1,367,680 shares with a nominal value of CHF 2.5. The purpose of the share split is to encourage liquidity and trading volumes, which will benefit all shareholders of the Company. Two new registered shares of CHF 2.5 will be issued for each existing share of CHF 5 held.

OUTLOOK

TFS is committed to developing its core business, and to improving its operating margins still further. Moves are in place to considerably reduce the losses associated with its diversification strategy, and part of this new business sector is expected to contribute to profits in 2002.

Products

Other Activities





Currency Options

TFS retained its leadership position in currency options brokerage, its traditional core business since its creation in 1985. This solid performance was due to a combination of factors, including the success of the merger initiated in 2000, a joint venture in an electronic platform, and its experienced brokers in New York, London, Frankfurt, Copenhagen, Tokyo, Singapore and Sydney.

Synergies resulting from the July 2000 merger of the currency options businesses of TFS and ICAP began to kick in early in the first quarter of 2001, and continued to grow throughout the year. Operating under the name of "TFS-ICAP", the group achieved significant growth in its two core businesses, G-10 currencies and exotic options, while enjoying exceptional growth in emerging markets' currencies.

The creation of a new joint venture with Volbroker, announced in November, was a strategic move for the Group. Volbroker, owned by a banking consortium (*Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan Chase, Royal Bank of Scotland and UBS Warburg*), is the leading electronic trading platform for currency options, and is currently used by over 50 banks around the world. This new venture will offer TFS-ICAP clients the experience and liquidity provided by traditional voice brokers, and the efficiency and cutting-edge technology of electronic trading platforms.

TFS-ICAP's leadership position was confirmed by the Risk Waters Group, publishers of Risk Magazine, in its 2001 Risk Rankings, which listed TFS-ICAP as the top broker in the three major currency pairs (USD/EURO, USD/JPY and EURO/JPY), and in sixty percent of the remaining vanilla categories. It also came out top in all the exotic products categories. TFS-ICAP is expected to remain a highly successful core business for TFS in 2002 and beyond.

Risk Rankings

Financial products

Each year, Risk Magazine surveys around one thousand finance professionals for its ranking of top brokers in each product category. Edited by the Risk Waters Group, Risk has a solid reputation throughout the finance industry, reporting mainly on currencies, interest rates, equity markets and commodities, as well as interest rate derivatives. Risk Waters Group has kindly given permission to reprint its rankings from the September 2001 issue.

TFS was ranked No.1 in the following categories:

Vanilla currency options:

- USD / Euro
- USD / Japanese Yen
- USD / Swiss Franc
- USD / Canadian Dollar
- USD / Australian Dollar
- USD / Norwegian Krone
- EURO / Sterling
- EURO / Japanese Yen

Exotic currency options:

- USD / Euro Barriers
- USD / Japanese Yen Barrier
- USD / Sterling Barrier
- Other Barriers
- Binary / Digital
- Hybrids / Trigger
- Volatility / Variance Swaps
- Average Rate Options
- Long-dated Options


Swaps
Index Options

Equity Derivatives

TFS covers the equity derivatives markets from its offices in London, New York and Hong Kong. Each region maintains its competitive edge through strategic diversification of its geographic spread and product portfolio.

TFS London is now one of the largest OTC equity derivatives brokerage desks in the world, covering all major European stocks and indices as well as providing unrivalled access to South African markets. In line with its commitment to grow its European business, TFS became a non-clearing member of LIFFE and Eurex, adding to its existing membership in the South African Futures Exchange (SAFEX). In the U.S., TFS accounted for a significant portion of OTC option transaction volume in the S&P 500 and NDX 100 indices and also in single stocks. The New York desk also began to explore expansion into the Canadian and Latin American markets.

TFS will continue to diversify its equity derivatives services and enhance its product portfolio, and expects to score further gains in market share and revenues in 2002.

Forwards

Swaps

Options



Precious Metals

2001 was a difficult year for precious metals, with the absence of volatility on the gold market for the second consecutive year reflected in low trading volumes. This trend was exacerbated by fewer producer hedging programmes and less fund activity, while the development of electronic platforms negatively impacted brokered volumes on the spot markets.

In this difficult environment, TFS maintained its leading market share in precious metals options, despite widening price spreads and lower liquidity levels. Brokering teams were also either reduced or relocated in Europe and the U.S. to capture a larger percentage of the forwards and swaps businesses.

With desks in New York, London and Sydney, TFS is well positioned to take advantage of the anticipated return of price volatility. Options are increasingly being quoted in euros and South African rand, which should open up new opportunities for traders in this market in 2002.

Options



Pulp & Paper

TFS introduced standardised derivative commodity hedge instruments to the international forest products industry and remains the only pure broker in the pulp & paper market. The Company has earned itself a solid reputation as a leader in risk management services, with teams in Stamford-Connecticut, London and Stockholm.

Prices for some paper grades plummeted during the year, while others became "one sided" (all bid or all offered). Although this negatively impacted transaction flows, TFS saw an increase in order depth during the fourth quarter of 2001 compared with the same period a year ago. The Company's website, **pulpandpaperhedge.com**, the only one to offer market prices, is becoming a benchmark for corporate clients, enabling TFS to enhance its position in business to business transactions.

Several new players are expected to enter the market in 2002, which should help inject a degree of liquidity. Although presently the European market only trades pulp and graphic papers, the potential exists for packaging and waste products, similar to those already traded on U.S. markets. Banks and investment banks not yet active in the market will continue to provide credit support for specific transactions, as TFS maintains its marketing focus on developing corporate relationships.



Electricity

The tumultuous trading conditions of 2001 allowed TFS to reap the benefits of eight years of relationship building, acting as an important source of transparent liquidity for its clients.

The U.S. electricity market showed remarkable resilience, despite the California electricity crisis in the summer and the demise of Enron, the world's largest energy trading company, in the autumn. TFS's veteran brokers in Stamford scored significant gains in aggregate market share and outstripped the competition by moving prices under difficult circumstances and providing much-needed continuity of service.

In Europe, the Frankfurt desk, covering all aspects of German electricity, expanded its scope to include the brokerage of Austrian, Swiss, French and Dutch power markets. In London, a strong team of physical brokers is set to take advantage of the turnaround in the U.K. power sector to carve out a niche in the developing options market. In Australia, TFS is positioning itself as one of the top brokers in the electricity market, while exploiting synergies with other Australian energy products such as weather derivatives.

As the electricity market matures, clients are seeking to mitigate specific risks through more structured products, such as modelling, due diligence and other analyses not usually offered by brokers. Addressing these needs, TFS is collaborating with its subsidiary, Capstone Global Energy, whose financial engineering and analytical support will complement TFS's more traditional transactional business.

EPRM Rankings

Non-financial products

Energy & Power Risk Management Magazine, another Risk Waters publication, each year surveys professionals within the global energy markets. The votes for top dealers and brokers within each energy sector were cast in December of 2001. The complete rankings were published in the February 2002 issue of EPRM. Risk Waters Group has kindly given permission to reprint its rankings.

TFS ranked No. 1 in the following energy products:

- Gasoline Options Europe
- US Electricity Swaps (North American Western) (equal first)
- Gas Oil Swaps Singapore (equal first)
- Gas Oil Options Europe
- Fuel Oil Swaps Singapore
- Fuel Oil Options

and placed second in the products listed below:

- Crude Oil Brent Options
- Gasoline Swaps Europe
- EU Electricity Options
- Jet Fuel Singapore Regrade (equal second)
- US Weather Swaps
- US Weather Options
- Fuel Oil Swaps Europe




Swaps
Options

Oil

TFS employs the most experienced oil derivatives brokers in Europe and Asia. This department produced record revenues in 2001, attributable to the recruitment of new teams and to organic growth in an expanding market.

The London office experienced strong growth in operations, following the recruitment of a new team of specialised gasoline brokers, the augmenting of its fuel oil business, and the introduction of physical oil brokerage. These new developments will add impetus to TFS's traditional strength in oil options and the Far East markets. In Singapore, the market saw the return of traditional participants, who had withdrawn in 2000 in the face of erratic market conditions, and greater involvement from previously inactive players, resulting in greater arbitrage opportunities between Asian markets and the rest of the world.

Finally, the perceived threat from the influx of screen trading systems in this market proved to be somewhat unfounded, and in fact trading volumes increased as a result. This worked in favour of voice brokers, who have reaffirmed their value added services.

Natural Gas

TFS has been involved in the U.S. over-the-counter natural gas market since its inception. Stamford-based TFS Energy LLC covers North American natural gas markets in all major regions of activity including the East, West, Mid-continent, Gulf and Canadian markets. In addition to a broad portfolio of options, the Group provides basis swaps, physical gas, EFP's and NYMEX look-alikes – products that replicate the characteristics of NYMEX (New York Mercantile Exchange) contracts. The Company turned in an excellent performance in 2001, more than doubling its profitability.

As is the case with electricity, the long-term outlook for natural gas markets is positive and could well prove even stronger than before, since the market appears to have reacted calmly to Enron's collapse. Moreover, screen-based systems have actually had a favourable impact, with brokerage volumes increasing in standard markets and new opportunities being created in less generic, complex transactions.





Coal

Since April 1998, when TFS brokered the first coal swap in history, the ongoing development of derivatives in the coal sector has added important flexibility and liquidity to the marketplace. TFS continues to make important contributions to the development of world coal markets, such as the development of a spreadsheet model to assist in the impartial processing of prices and transactions into an index, and it works with industry participants to offer the most accurate data from which to settle physical transactions.

The TFS API indices have become the recognised benchmark within the coal industry, and were used to settle over 80 million tonnes of coal swap transactions in 2001 – the entire business transacted in this market. In addition to its team of brokers, TFS has now migrated to a hybrid business model, which uses an industry recognised electronic platform in conjunction with its voice brokered markets.

The coal desks in Stamford and London are well positioned to take advantage of the anticipated rise in transaction volumes in this market in 2002.

Weather

TFS's weather derivatives operations are conducted from Stamford-Connecticut, and since 2001 have expanded to London and Sydney. International demand for this product remained strong during the year, with significant advancements in transaction volumes in Europe and Asia, and sustained performance in the U.S. markets. TFS's worldwide presence has proved valuable to clients wishing to work "global orders", in which prices for specific weather deals are passed through time zones over the course of a 24 hour trading day.

Trading continued to be based primarily on HDDs (heating degree days) and CDDs (cooling degree days). Non-degree day (exotic) structures, such as rainfall, snowfall and reservoir levels have grown in proportion to overall market expansion, but still represent only a small percentage of total transactions. Climate data is being made available by a growing number of countries, such as Japan, where TFS completed its first transaction in the third quarter of 2001.

The weather derivatives team is working closely with TFS's subsidiary, Capstone Global Energy, to offer structured deal transactions to participants in the insurance markets. These products provide an effective alternative to traditional weather insurance policies.



TRC

TRC, launched in 1999, is a recruitment firm with offices in Hong Kong, New York, Sydney and London. Confronted with a hostile job market in 2001, the TRC Group strengthened its efforts to promote a strong brand image, while restructuring operations to adjust to the prevailing economic conditions in each of its local markets.

In Australia, the Sydney office is now well established and has developed specialist niches in information technology, the burgeoning financial services and energy markets. In Asia, while freezes on hiring dampened operations in Hong Kong throughout most of the year, the Japanese market remained active. TRC London turned in a good performance, while in New York, where economic problems were exacerbated by the tragedy of the World Trade Centre, TRC is now well positioned to make inroads into the U.S. recruitment market.

The outlook for 2002 is encouraging as TRC continues to develop its banking, finance, energy and specialist IT sectors. Having established a strong international footprint, TRC is focusing on exploiting synergies between the regions through the creation of a global client database and the sharing of key relationships.

Equitek Capital

Equitek is a venture capital investment group, focused on broadband and hardware enabling technology investments in mid-to-late-stage private companies. Its investment principals possess strong technology experience in the fields of telecommunications, IT, semiconductors and satellites, and extensive experience in finance, consulting and research.

The timing of Equitek's launch in April 2000 coincided with a period of correction in market valuations, placing it in an excellent position to take advantage of price weaknesses to make strategic investments. 2001 marked the closing of Equitek's first fund, with funds under management exceeding $7 million. Investments targeted highly visible, technological innovators such as Alien Technologies and fSona Communications, while Flarion Technologies and Chorum Technologies were added to the portfolio later in the year. Initial revenues came on stream in July.

Equitek will continue to build up investments for its first fund in 2002, while seeking to raise a second, larger fund by the end of the year.

CAPSTONE
GLOBAL ENERGY LLC

Capstone Global Energy

Capstone Global Energy, a Houston-based company created in 1999, offers consulting, origination and structuring services in the field of energy.

Over the past year, the *consulting* business developed internationally oriented analytical methods for clients, and established a network of relationships in the U.S. markets on which to build its advisory services business. The *origination* business designs and places complex structures for the energy industry, which include the purchase and sale of energy assets, such as power plants and gas storage facilities. The newly created *structuring* business leverages synergies between Capstone's quantitative capabilities and TFS's brokerage business, to structure and place hedge products.

In autumn 2001, Capstone entered into an agreement with the *Harvard Management Company*, under which Harvard and Capstone have set up a joint venture to explore, purchase and realise latent values in undervalued physical energy assets.

Remembering 11 September 2001


TFS New York
17 State Street

Associated Press Photo: 17 September 2001: Early morning commuters aboard a ferry to lower Manhattan look upon an unfamiliar skyline. The lights on the 41st floor of 17 State Street are visible as TFS, too, returned to work.

Like many companies, TFS New York is located downtown in the financial district. Unlike many companies, it was far enough away from the World Trade Center to avoid the loss of any of its employees. Still, everyone felt as if they lost something on that day. The ability to continue in our work gives us the opportunity to help build something new, pay homage to those who perished and help those who were left behind.

Unified inter-dealer brokers raise $4.6 million for disaster relief

On 16 October 2001, TFS came together with five of its competitors* to raise money for the victims of the 11 September attacks. Many of the people lost were well known within the industry, which made the desire for a successful trading day all the more powerful. The combined revenues generated within all of the companies' U.S. offices totaled $4.6 million.

** BrokerTec Global LLC, EBS, Garban Intercapital (A division of ICAP plc), GFI Group Inc., Tullett & Tokyo Liberty and Tradition Financial Services Inc. (including TFS Energy LLC and TFS-ICAP LLC), Tradition (North America) Inc. and Tradition Asiel Securities Inc.*

The following list of charities were named beneficiaries of the disaster relief effort:

The Risk Waters World Trade Center Foundation
American Red Cross Liberty Fund
Twin Towers Fund
EuroBrokers Relief Fund
Cantor Fitzgerald Relief Fund



New York - TFS, TFS-ICAP, TFS Derivatives



Stamford - TFS, TFS Energy

Consolidated financial statements

Report of the Group auditors

To the Annual General Meeting of shareholders of TFS

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows and notes) of TFS for the year ended 31 December 2001.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the SWISS GAAP RPC and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

Lausanne, 12 March 2002

Ernst & Young S.A.

F. Magnollay
Certified accountant

J. Fournier
Certified accountant
(Auditor in charge)

Consolidated profit and loss account 2001

	Notes	2001 CHF'000	2001 €'000	2000 CHF'000	2000 €'000
Net turnover	IV.1	**171,979**	***115,975***	130,104	*85,415*
Other operating income		**331**	***223***	126	*83*
Operating income		**172,310**	***116,198***	130,230	*85,498*
Direct operating expenses	IV.2	**-122,022**	***-82,286***	-103,352	*-67,852*
Indirect operating expenses	IV.2	**-28,433**	***-19,174***	-22,275	*-14,624*
Depreciation and amortisation		**-1,949**	***-1,314***	-1,370	*-899*
Operating expenses		**-152,404**	***-102,774***	-126,997	*-83,375*
Operating profit		**19,906**	***13,424***	3,233	*2,123*
Net financial income		**1,348**	***909***	1,236	*812*
Profit before tax		**21,254**	***14,333***	4,469	*2,935*
Taxes	IV.4	**-7,414**	***-5,000***	-3,697	*-2,427*
Consolidated net profit		**13,840**	***9,333***	772	*508*
Group share		**8,464**	***5,708***	-543	*-356*
Minority interests		**5,376**	***3,625***	1,315	*864*
Group's earnings per share of CHF 5		**12.38**	***8.35***	-0.79	*-0.52*

CHF 1 = €0.67435 at 31 December 2001

Consolidated balance sheet at 31 December 2001

ASSETS

		2001				2000	
		Gross	Amortisation & provisions	Net		Net	
	Notes		CHF'000		€'000	CHF'000	€'000
CURRENT ASSETS							
Cash	III.1	**81**	**-**	**81**	***55***	27	*18*
Call deposits	III.1	**34,674**	**-**	**34,674**	***23,383***	11,373	*7,467*
Short-term deposits	III.1	**7,244**	**-**	**7,244**	***4,885***	15,851	*10,406*
Trade debtors	III.2	**27,876**	**-707**	**27,169**	***18,321***	23,519	*15,440*
Short-term receivables from affiliated companies	III.2	**1,547**	**-**	**1,547**	***1,043***	98	*65*
Short-term receivables from shareholders	III.2	**630**	**-**	**630**	***425***	616	*404*
Other short-term receivables	III.2	**7,597**	**-**	**7,597**	***5,123***	3,094	*2,031*
Marketable securities	III.3	**437**	**-**	**437**	***294***	588	*386*
Prepaid expenses and accrued income	III.2	**1,644**	**-**	**1,644**	***1,109***	1,077	*707*
Total Current Assets		**81,730**	**-707**	**81,023**	***54,638***	56,243	*36,924*
FIXED ASSETS							
Treasury shares	III.6	**398**	**-**	**398**	***268***	398	*261*
Long-term investments		**-**	**-**	**-**	***-***	57	*38*
Tangible fixed assets	III.4	**18,531**	**-12,404**	**6,127**	***4,132***	4,982	*3,271*
Intangible fixed assets	III.4	**1,008**	**-209**	**799**	***539***	431	*282*
Total Fixed Assets		**19,937**	**-12,613**	**7,324**	***4,939***	5,868	*3,852*
TOTAL ASSETS		**101,667**	**-13,320**	**88,347**	***59,577***	62,111	*40,776*

CHF 1 = €0.67435 at 31 December 2001

LIABILITIES

	Notes	2001 CHF'000	2001 €'000	2000 CHF'000	2000 €'000
CREDITORS					
Short-term bank debts	III.1	**1,041**	***702***	1,599	*1,050*
Short-term debts to affiliated companies	III.5	**1,298**	***875***	603	*395*
Short-term debts to shareholder	III.5	**5,819**	***3,924***	5,272	*3,461*
Other short-term debts	III.5	**11,032**	***7,439***	7,215	*4,737*
Provision for taxes		**6,194**	***4,177***	2,158	*1,417*
Accrued expenses and deferred income	III.5	**17,270**	***11,646***	10,671	*7,005*
Long-term debts to affiliated companies	III.5	**386**	***260***	443	*291*
Subordinated debts to affiliated companies	III.5	**691**	***466***	709	*466*
Total creditors		**43,731**	***29,489***	28,670	*18,822*
SHAREHOLDERS' EQUITY					
Share capital	III.6	**3,419**	***2,306***	3,419	*2,245*
Share premium account		**2,847**	***1,920***	2,847	*1,869*
General reserve	III.7	**406**	***274***	406	*266*
Reserve for treasury shares	III.8	**766**	***517***	946	*621*
Consolidated reserves	III.9	**24,077**	***16,236***	25,526	*16,758*
Profit for the year		**8,464**	***5,708***	-543	*-356*
Shareholders' equity - Group share		**39,979**	***26,961***	32,601	*21,403*
Minority interests	III.10	**4,637**	***3,127***	840	*551*
Total shareholders' equity		**44,616**	***30,088***	33,441	*21,954*
TOTAL LIABILITIES		**88,347**	***59,577***	62,111	*40,776*

CHF 1 = €0.67435 at 31 December 2001

Changes in consolidated equity

CHF'000	Shareholders' equity at 1.01.00	Special reserves	Dividend net of dividend on treasury shares	Increase in capital in 2000	Effects of changes in the basis of consolidation in 2000	Currency translation adjustment	Net profit in 2000	Shareholders' equity at 31.12.00
Capital	3,309	-	-	110	-	-	-	3,419
Share premium	1,596	-	-	1,251	-	-	-	2,847
General reserve	298	108	-	-	-	-	-	406
Reserve for treasury shares	527	419	-	-	-	-	-	946
Special reserve	-	-	-	-	-	-	-	-
Other reserves	-	-	-	-	-	-	-	-
Consolidated reserves	29,655	-527	-2,278	-	-	-1,324	-543	24,983
Total - Group share	**35,385**	**-**	**-2,278**	**1,361**	**-**	**-1,324**	**-543**	**32,601**
Minority interests	-471	-	-	-	-	-4	1,315	840
TOTAL	**34,914**	**-**	**-2,278**	**1,361**	**-**	**-1,328**	**772**	**33,441**

CHF'000	Shareholders' equity at 1.01.01	Special reserves	Dividend net of dividend on treasury shares	Increase in capital in 2001	Effects of changes in the basis of consolidation in 2001	Currency translation adjustment	Net profit in 2001	Shareholders' equity at 31.12.01
Capital	3,419	-	-	-	-	-	-	3,419
Share premium	2,847	-	-	-	-	-	-	2,847
General reserve	406	-	-	-	-	-	-	406
Reserve for treasury shares	946	-180	-	-	-	-	-	766
Special reserve	-	-	-	-	-	-	-	-
Other reserves	-	-	-	-	-	-	-	-
Consolidated reserves	24,983	180	-	-	-49	-1,037	8,464	32,541
Total - Group share	**32,601**	**-**	**-**	**-**	**-49**	**-1,037**	**8,464**	**39,979**
Minority interests	840	-	-1,804	-	187	38	5,376	4,637
TOTAL	**33,441**	**-**	**-1,804**	**-**	**138**	**-999**	**13,840**	**44,616**

CHF 1 = €0.67435 at 31 December 2001

Consolidated cash flow statement

	Note	2001 CHF'000	2001 €'000	2000 CHF'000	2000 €'000
CASH FLOW FROM OPERATING ACTIVITIES					
Profit before tax		**21,254**	***14,333***	4,469	*2,935*
Adjustments:					
• Net financial income		**-1,348**	***-909***	-1,236	*-812*
• Depreciation and amortisation		**1,949**	***1,314***	1,370	*899*
Net change relating to operating activities before change in working capital		**21,855**	***14,738***	4,603	*3,022*
Increase in working capital		**1,677**	***1,131***	8,020	*5,265*
Taxes paid		**-3,378**	***-2,278***	-4,403	*-2,891*
Net cash inflow from operating activities		**20,154**	***13,591***	3,617	*2,374*
CASH FLOW FROM INVESTMENT ACTIVITIES					
Decrease in marketable securities and investments		**208**	***140***	266	*175*
Changes in the basis of consolidation		**-49**	***-33***	-	-
Non-operating income		**743**	***501***	692	*454*
Net acquisition of tangible assets		**-2,965**	***-2,000***	-1,070	*-712*
Net acquisition of intangible assets		**-447**	***-301***	-26	*-17*
Net cash outflow from investment activities		**-2,510**	***-1,693***	-138	*-90*
CASH FLOW FROM FINANCIAL ACTIVITIES					
Increase in capital and share premium		**-**	**-**	1,362	*894*
Changes in receivables and payables related to shareholder and affiliated companies		**-278**	***-188***	-	-
Net dividend		**-1,804**	***-1,216***	-2,278	*-1,496*
Net cash outflow from financial activities		**-2,082**	***-1,404***	-916	*-602*
Exchange rate gain/(loss)		**-256**	***286***	-681	*-446*
Net increase in cash and cash equivalents	III.1	**15,306**	***10,780***	1,882	*1,236*

CHF 1 = €0.67435 at 31 December 2001

Notes to the consolidated financial statements

1. ACCOUNTING PRINCIPLES

The financial statements of TFS are prepared in Swiss francs. Notwithstanding, as TFS is listed on the Second Marché of the Paris Bourse, they are presented here in both Swiss francs and euros. The figures in euros were translated at the CHF/€ rate of exchange ruling at 31 December in each of the years 2001 and 2000 equivalent, respectively, to € 0.67435 and € 0.65651 to one Swiss franc.

1.1 Principles of consolidation

The consolidated financial statements have been prepared in compliance with the provisions of the SWISS GAAP RPC and include those of TFS and its affiliates. General accounting conventions were applied, respecting the principle of prudence in accordance with generally accepted accounting standards for the preparation of consolidated statements.

As TFS is listed on the Second Marché of the Paris Bourse, these financial statements also comply with the new accounting standards for consolidated reporting as defined by the Order of 22 June 2000 approving CRC Regulation No. 99-02.

Consolidation methods

Holdings are fully consolidated when TFS, directly or indirectly, holds majority voting rights in a company, or owns a controlling interest in it. Minority interests in the shareholders' equity and net income of these companies are presented separately in the consolidated balance sheet and profit and loss account.

The financial statements of jointly controlled companies are consolidated using the proportionate consolidation method. TFS's share of jointly controlled entities is stated on a line-by-line basis in the consolidated balance sheet and profit and loss account.

Affiliated companies in which TFS has a significant but not controlling influence are consolidated using the equity method. "Significant influence" is presumed when TFS directly or indirectly holds over 20% of the equity voting rights in these companies.

With the exception of recently created companies of strategic importance to the Group, companies in which TFS has exclusive or joint control or significant influence, but one which is not significant in terms of turnover or balance sheet total within the consolidation, are not incorporated in the consolidated accounts.

Elimination of intercompany transactions

When preparing the consolidated statements, the results of intragroup transactions are eliminated if they are of material importance.

Intercompany receivables and debts, and profits and expenses of fully consolidated companies are eliminated fully, as are the results of sales of assets between consolidated companies and provisions for depreciation recognised on consolidated investments, and loans and advances to consolidated affiliates

1.2 Goodwill

The difference between the cost of acquiring shares of newly consolidated companies and the fair value of the equity interest acquired in such companies at the date of acquisition is divided between:

- premium (or negative premium) relating to certain identifiable items,
- goodwill (or negative goodwill) for the non-attributable balance.

Premium (or negative premium) is booked using the same rules as the foregoing items.

Goodwill is amortised over a maximum of twenty years. However, a reserve for depreciation may be established if the performance of the acquired company is not in line with expectations.

Negative goodwill is recoverable on an individual basis over a period not exceeding five years, depending on the profitability of the new companies.

1.3 Foreign currencies, foreign exchange and interest rate transactions

Currency translation

At the time of consolidation, financial statements of foreign affiliates prepared in foreign currencies are translated into Swiss francs as follows:

- assets and liabilities are translated at the exchange rate in effect on the date of consolidation,
- income and expenses are translated at the average rates of exchange for the year.

Foreign exchange differences resulting from variations in exchange rates from one year to the next, as applied to the net worth of affiliated companies, and the difference between the average rate over the year and the closing rate applied to the results of such subsidiaries, are taken directly to shareholders' equity and dealt with under "Currency translation adjustment".

Foreign exchange transactions

Foreign exchange gains and losses are recorded under the heading "Net financial income".

The foreign exchange risk arising from brokerages listed or billed in foreign currencies is evaluated and, if necessary, hedged by each of TFS's affiliates, in accordance with prudent practices. These entities only conduct forward foreign exchange transactions with highly reputable financial institutions.

These hedging transactions are booked in the same manner as hedged transactions.

Interest rate transactions

TFS and its subsidiaries are not significantly affected by fluctuations in interest rates since all their fixed rate monetary assets and liabilities are short-term.

1.4 Valuation methods

Recognition of income

Brokerage revenues are recognised at the time of the transaction and recorded after deduction of correspondents' fees.

Current assets and short-term debts

Current assets and short-term debts include receivables and debts payable or renewable within a year. Receivables are entered in the balance sheet after the deduction of economically necessary provisions.

Accrued and deferred items

Accrued items are calculated according to the cut-off principle, with expenses and income allocated proportionally in the year in which they arise.

Marketable securities

Marketable securities are recorded in the balance sheet at their acquisition cost, after deduction of necessary provisions valued on the basis of their stock market price, for listed securities, or probable realisable value, for unlisted securities.

Tangible fixed assets

Tangible fixed assets are stated at cost and depreciated on a straight line basis over their estimated useful life, as follows:

Fixtures and installations	between 5 and 10 years
Computer and telecom equipment	between 3 and 5 years
Other tangible fixed assets	between 3 and 5 years

Intangible fixed assets

Intangible fixed assets are stated at cost and depreciated on a straight-line basis over their useful economic life, over a maximum of ten years.

Other balance sheet items

Other balance sheet items are booked at face value after deducting economically necessary provisions and depreciation.

Provisions for future and deferred taxes

Provisions for taxes are calculated on profits for the financial year in accordance with applicable local tax regulations.

Provision is made for deferred taxes using the variable carry-over method. Provisions include deferred taxes calculated on all timing differences outstanding at the close of the financial year, on the basis of rates ruling at the balance sheet date in each country, or rates known in advance for future financial years if those timing differences are of material importance.

Deferred tax assets are recognised when it is considered probable that they will be recovered in the foreseeable future because of the existence of future profits. Should this not be the case, they are booked at the amount of deferred tax liabilities for each company considered individually.

Debtor minority interests

Where, following losses, the share attributable to minority interests of a fully consolidated company becomes negative, the excess and subsequent losses chargeable to minority interests are deducted from majority interests, unless partners or minority shareholders have a formal obligation to make good such losses. If the consolidated company subsequently returns to profit, the majority interests are credited with the full profits until the portion they assumed of losses chargeable to minority interests has been eliminated in full.

Pension commitments and benefits

Defined benefit or defined contribution pension plans have been set up, depending on the country in which the Group has operations and local pension regulations.

Under defined contribution plans, contributions from employees and companies of the Group are paid to approved pension institutions.

An actuarial valuation of defined benefit plans is carried out each year by independent experts, and a provision is made and adjusted accordingly.

Other pension commitments, such as severance pay, are subject to an actuarial valuation and are fully provisioned.

Derivative financial instruments

Hedging transactions are valued on the same basis as basic transactions. Other off-balance sheet transactions in derivative instruments are valued at the market price at the balance sheet date. Unrealised gains and losses arising from derivative instruments traded on regulated interest rate, currency and equity markets are recognised. A provision is made to cover unrealised losses determined by homogenous portfolio of operations for OTC traded instruments.

II. BASIS OF CONSOLIDATION

II.1 Basis of consolidation at 31 December 2001

The table below shows the consolidated companies held, directly or indirectly, by TFS and the method of consolidation used for each company:

	Newly consolidated companies	Country	Controlling interest	Equity interest	Capital (000 currency)	Method FCM/PCM
TFS, LAUSANNE		Switzerland	Consolidating company		CHF 3,419	
• TFS Nordisk Energi AS, Sandefjord		Norway	100.00%	100.00%	NOK 500	FCM
• *Tradition Financial Services Ltd., London and Swedish branch*		United Kingdom	100.00%	100.00%	GBP 250	FCM
• TFS-ICAP Ltd., London		United Kingdom	50.00%	55.00%	GBP 2,240	PCM
• TFS Derivatives Ltd., London	✓	United Kingdom	100.00%	100.00%	GBP 1,200	FCM
• Equitek Capital Ltd., London		United Kingdom	100.00%	100.00%	GBP 1,200	FCM
• TFS Futures & Options Pty. Ltd., Johannesburg		South Africa	100.00%	100.00%	ZAR 250	FCM
• Tradition Financial Services GmbH, Frankfurt		Germany	65.00%	65.00%	EUR 153	FCM
• *Tradition Financial Services Inc., New York*		U.S.A.	100.00%	100.00%	USD 50	FCM
• TFS Derivatives Corp., New York		U.S.A.	100.00%	100.00%	USD 95	FCM
• TFS-ICAP LLC, New York	✓	U.S.A.	50.00%	50.00%	USD 0	PCM
• TFS Energy LLC, Stamford		U.S.A.	53.00%	53.00%	USD 95	FCM
• TFS Energy Futures LLC, Stamford		U.S.A.	100.00%	53.00%	USD 35	FCM
• TFS Blackwood LLC, New York and its London Branch, TFSB Ltd.		U.S.A.	93.75%	93.75%	USD 1,000	FCM
• Equitek Capital Inc., Delaware		U.S.A.	100.00%	100.00%	USD n/s	FCM
• Capstone Global Energy LLC, Houston		U.S.A.	57.50%	57.50%	- -	FCM
• TFS Australia Pty. Ltd., Sydney		Australia	100.00%	100.00%	AUD 5	FCM
• Tradition Financial Services Japan Ltd., Tokyo		British Virgin Islands	100.00%	100.00%	USD 50	FCM
• Tradition Financial Services (Hong Kong) Ltd., Hong Kong		Hong Kong	100.00%	100.00%	HKD 200	FCM
• TFS Energy (S) Pte Ltd., Singapore		Singapore	100.00%	100.00%	SGD 100	FCM
• TFS Currencies Pte Ltd., Singapore		Singapore	100.00%	100.00%	SGD 1,000	FCM
• *TRC Lausanne, Lausanne*		Switzerland	100.00%	100.00%	CHF 100	FCM
• The Recruitment Company Ltd., London		United Kingdom	100.00%	100.00%	GBP n/s	FCM
• The Recruitment Company Inc., New York		U.S.A.	100.00%	100.00%	USD n/s	FCM
• The Recruitment Company Pty. Ltd., Sydney		Australia	100.00%	100.00%	AUD n/s	FCM
• The Recruitment Company Ltd., Hong Kong		Hong Kong	100.00%	100.00%	GBP n/s	FCM
• HKI Systems Ltd., London	✓	United Kingdom	50.03%	50.03%	GBP n/s	FCM

These companies interests were consolidated in the accounts using the full consolidation method, with the exception of TFS-ICAP Ltd. and TFS-ICAP LLC, consolidated using the proportionate consolidation method. TFS was consolidated under the graduated method, since Tradition Financial Services Ltd., Tradition Financial Services Inc. and TRC Lausanne prepared their own consolidated accounts.

The capital of Tradition Financial Services GmbH, Frankfurt, is represented by two categories of equity. Class "A" shares carry the right to a share in all profits and losses generated by operations other than on bonds and their derivative products handled by a broker, while Class "B" shares carry the right to all profits and losses on bonds and their derivative products handled by a broker. TFS holds the entire

class "A" share capital in Tradition Financial Services GmbH, which represents 65.0% of its capital. Tradition Service Holding S.A., Lausanne (TSH), a wholly owned subsidiary of Compagnie Financière Tradition, majority shareholder of TFS, holds the entire class "B" share capital.

II.2 Changes in the basis of consolidation

The main changes in the basis of consolidation in 2001 were as follows:

On 1 December 2001, TFS Ltd's equity derivatives activities were transferred to TFS Derivatives Ltd., a newly created company capitalised at GBP 1.2 million, and a member of LIFFE and Eurex. This operation had no effect on the consolidated statements at 31 December 2001.

TFS concluded an agreement to merge its brokerage operations in currency options, handled through TFS-ICAP, with those of Volbroker. Volbroker, held by a consortium of banks, is the most active electronic transactional platform in currency options. A provision of CHF 95,000 was created at 31 December 2001 to take account of TFS's share of Volbroker's loss, since the structures that were to host the recently merged operations had not yet been created.

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

III.1 Cash and cash equivalents

CHF'000	2001	2000
Cash, call and term deposits	**34,755**	11,400
Short-term deposits	**7,244**	15,851
Short-term bank debts	**-1,041**	-1,599
Net cash at 31 December	**40,958**	25,652
Net cash at 1 January	**25,652**	23,770
Net cash inflow over the year	**15,306**	1,882

This change in cash position during the year is shown in the consolidated cash flow statement. Cash flows are calculated using the indirect method. Short-term bank debts consist of a sterling bank debt contracted by Tradition Financial Services Ltd.

III.2 Receivables and other assets

Trade debtors

These are short-term receivables representing a net amount of CHF 27,169,000 at 31 December 2001, compared to CHF 23,519,000 the previous year. They are booked at face value, after deduction for economically necessary provisions.

The breakdown of receivables falling due was as follows:

CHF'000	2001	2000
Under three months	**22,934**	21,118
Three to six months	**3,397**	1,038
Over six months	**838**	1,363
Total	**27,169**	23,519

These receivables included a total provision of CHF 707,000 (CHF 24,000 at 31 December 2000).

Loans to shareholders and affiliated companies

CHF'000	**2001**	2000
Short-term receivables from affiliated companies	**1,547**	98
Short-term receivables from shareholders	**630**	616
Total	**2,177**	714

Short-term receivables from affiliated companies are transactions with subsidiaries of Compagnie Financière Tradition, TFS's direct majority shareholder, immediately due.

Short-term receivables from shareholders include loans to employees within the Group, amounting to CHF 630,000 at 31 December 2001 (CHF 614,000 at 31 December 2000) that are repayable when the shares are sold.

Other short-term receivables

CHF'000	**2001**	2000
Employee current accounts	**415**	225
Public authorities	**177**	66
Deposits	**1,280**	1,074
Other short-term receivables	**5,725**	1,729
Total	**7,597**	3,094

These receivables are booked at their face value.

Prepaid expenses and accrued income

CHF'000	**2001**	2000
Prepaid expenses	**1,615**	1,038
Other accrued income	**29**	39
Total	**1,644**	1,077

III.3 Marketable securities

TFS's consolidated portfolio of marketable securities stood at CHF 437,000 at 31 December 2001 against CHF 588,000 in 2000. It was composed of TFS shares purchased by a number of subsidiaries on behalf of their employees (cf. Note III.5) for a total of CHF 368,000, and Treasury bonds for an amount of CHF 69,000.

III.4 Fixed assets

Tangible fixed assets

Tangible fixed assets in the TFS Group were as follows:

		2001			2000	
CHF'000	**Gross**	**Amort.**	**Net**	Gross	Amort.	Net
Fixtures and installations	**7,177**	**4,570**	**2,607**	6,263	4,177	2,086
Computer and telecom equipment	**11,126**	**7,657**	**3,469**	9,005	6,215	2,790
Other tangible fixed assets	**228**	**177**	**51**	228	122	106
Total	**18,531**	**12,404**	**6,127**	15,496	10,514	4,982

Changes in tangible fixed assets during 2001 and 2000 were as follows:

CHF'000	**2001**	2000
Gross value at 1 January	**15,496**	15,365
Translation adjustment	**101**	-605
Acquisitions during the year	**3,057**	1,097
Disposals and write-offs	**-123**	-361
Gross value at 31 December	**18,531**	15,496
Cumulative depreciation at 1 January	**10,514**	10,010
Translation adjustment	**53**	-465
Amortisation and depreciation for the year	**1,868**	1,303
Disposals and write-offs	**-31**	-334
Cumulative depreciation at 31 December	**12,404**	10,514
Net value at 31 December	**6,127**	4,982

Fire insurance value of installations and equipment stood at CHF 13,141,000 at 31 December 2001 (CHF 13,238,000 at 31 December 2000).

Intangible fixed assets

Intangible fixed assets of CHF 799,000 at 31 December 2001, consisted mainly of telephone rights acquired in Japan, membership fees and goodwill. The increase of CHF 368,000 on this item in 2001 derives mainly from the recognition of gross goodwill of CHF 431,000 on the acquisition of an additional 7.5% interest in Capstone Global Energy LLC, and amortisations of CHF 81,000 recognised during the year.

III.5 Accounts payable and other debts

Accounts payable and other debts to affiliated companies

Accounts payable and other debts of the TFS Group to affiliated companies were as follows :

CHF'000	**2001**	2000
Short-term debts to affiliated companies	**1,298**	603
Short-term debts to shareholder	**5,819**	5,272
Long-term debts to affiliated companies	**386**	443
Subordinated debts to affiliated companies	**691**	709
Total	**8,194**	7,027

The heading, "Subordinated debts to affiliated companies", amounting to CHF 691,000 (CHF 709,000 at 31 December 2000), consists of a debt to Tradition Service Holding S.A. of €466,000. This debt was subordinated in favour of third-party creditors of Tradition Financial Services GmbH, Frankfurt, and has no fixed repayment date.

The heading "Long-term debts to affiliated companies" consists of a debt of JPY 30 million or CHF 386,000 (CHF 443,000 at 31 December 2000), held by Meitan Tradition Co. Ltd., Tokyo, on Tradition Financial Services Japan Ltd., British Virgin Islands. Compagnie Financière Tradition, majority shareholder of TFS, has a 55.3% indirect holding in Meitan Tradition Co. Ltd. This financing was agreed in 1995 for a period of ten years.

Other debts of less than three months held by TFS and its affiliates consist of charges in different currencies, payable to affiliated companies or its majority shareholder, generated by the day-to-day operations of these companies, and a debt of USD 2,600,000 (CHF 4,375,000 at 31 December 2001 and CHF 4,256,000 at 31 December 2000) to Compagnie Financière Tradition, specifically allocated to financing Capstone Global Energy LLC.

Other short-term debts

This item may be summarised as follows :

CHF'000	**2001**	2000
Trade creditors	**544**	656
Other short-term debts	**10,488**	6,559
Total	**11,032**	7,215

Accrued expenses and deferred income

This item may be summarised as follows :

CHF'000	**2001**	2000
Employee compensation and benefits	**15,035**	8,282
Other miscellaneous accrued liabilities	**2,235**	2,389
Total	**17,270**	10,671

In 1999, a number of employees of TFS affiliates took advantage of a remuneration scheme under which they could receive all or part of their contractual bonus in the form of shares in TFS, a listed company. Shares bought directly or indirectly by TFS affiliates under this scheme are accounted for in the consolidated balance sheet under the heading "Marketable securities" in the amount of CHF 368,000 at 31 December 2001, representing 2,723 TFS shares (respectively CHF 548,000 representing 4,085 shares at 31 December 2000).

Those employees benefiting under this scheme receive their share allocation in three instalments over a period of four years, but lose their rights to all or part of these shares in the event of their leaving the Group before any one of dates on which the instalments fall due. The remuneration paid in shares, and liable to be lost in the event of the beneficiary leaving, is carried to the consolidated profit and loss account on a pro rata basis over this period of four years. This deferred amount stood at CHF 368,000 at 31 December 2001 (CHF 548,000 at 31 December 2000). Once acquired definitely, the remuneration is immediately expensed.

All pension plans set up by operating subsidiaries of TFS are defined contribution plans. The cost of these plans is recognised each year under expenses on the basis of payments made by these companies.

III.6 Share capital and treasury shares

Composition of share capital

Share capital at 31 December 2000 stood at CHF 3,419,200, consisting of 341,920 registered shares of CHF 10.

The Annual General Meeting of 23 May 2001 approved the halving of the nominal value of shares. TFS's capital now consists of 683,840 registered shares with a nominal value of CHF 5, for a total share capital of CHF 3,419,200.

Authorised capital

Share capital may be increased by up to CHF 1,500,000 through the issue of up to 300,000 registered shares with a nominal value of CHF 5. This authorisation, renewed by the Annual General Meeting of 23 May 2001, is valid until 23 May 2003.

The Board of Directors is empowered to cancel or limit existing shareholders' preferential subscription rights to allow acquisitions or equity interest acquisitions to take place. Share subscription rights for which a preferential subscription right is granted but not exercised are available to the Board for use in the Company's interests.

Conditional capital

Share capital may be increased by up to CHF 600,000 through the issue of up to 120,000 registred shares with a nominal value of CHF 5. Such an increase is effected through the exercise of preferential subscription rights granted to certain employees and members of management of the Company and affiliated companies of the Group.

Treasury shares

After the halving of the nominal value of its shares in 2001, TFS's portfolio of treasury shares at 31 December consisted of 15,674 shares with a nominal value of CHF 5 at a cost price of CHF 398,000, unchanged from 31 December 2000 and 1999.

These treasury shares are intended for acquisition by TFS Group employees under a share option scheme, and as such are included in the balance sheet in the same way as the corresponding reserve (cf. Note III.8).

III.7 General reserve

The general reserve is not available for distribution.

III.8 Reserve for treasury shares

In accordance with the Swiss law, when the Company acquires its own shares, an amount equal to the acquisition price is allocated to a special "Reserve for treasury shares" by drawing on available reserves or retained earnings.

Movements in the reserve for treasury shares were as follows:

CHF'000	
Position at 1 January 2001	946
Dissolution at 31 December 2001	-180
Position at 31 December 2001	766

The reserve at 31 December 2001 consisted of treasury shares held by TFS, amounting to CHF 398,000, and those held by a number of subsidiaries on behalf of their employees, amounting to CHF 368,000.

III.9 Consolidated reserves

This item includes cumulative currency translation adjustments, which registered the following changes in 2001:

CHF'000	**2001**	2000
Currency translation adjustment at 1 January	**817**	2,141
Change from the previous year	**-1,037**	-1,324
Currency translation adjustment at 31 December	**-220**	817

III.10 Minority interests

Minority interests of CHF 4,637,000, included in the consolidated balance sheet, consist of the contribution of Tradition Service Holding S.A., a sister company of TFS, in respect of prior losses of CHF 424,000 incurred by Tradition Financial Services GmbH on bond activities, minority interests of CHF 5,104,000 in TFS Energy LLC, and negative minority interests of CHF 43,000 in HKI Systems Ltd.

Negative minority interests of CHF 1,512,000 in Capstone Global Energy LLC, were fully provisioned at 31 December 2001.

IV. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

IV.1 Net turnover

Consolidated net turnover increased from CHF 130,104,000 in 2000 to CHF 171,979,000 in 2001, equivalent to CHF 176,689,000 at constant exchange rates, or a raise of 35.8%.

The segmental and geographical analysis of net turnover was as follows :

	Financial products		Non-financial products		Other activities		Total	
CHF'000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Europe	**44,728**	36,426	**28,118**	24,958	**1,649**	-	**74,495**	61,384
U.S.A.	**13,186**	9,210	**59,952**	34,198	**3,364**	4,325	**76,502**	47,733
Asia - Pacific	**7,255**	8,678	**12,088**	11,255	**1,639**	1,054	**20,982**	20,987
Total	**65,169**	54,314	**100,158**	70,411	**6,652**	5,379	**171,979**	130,104

The heading "Financial products" groups brokerage activities in currency options and equity derivatives. "Non-financial products" consist of brokerage operations in energy (electricity, natural gas, oil, weather derivatives, etc.), metals, and pulp and paper. Finally, "Other activities" regroup the activities of Capstone Global Energy LLC, the TRC Group, Equitek Capital and TFS Blackwood LLC.

IV.2 Operating expenses

Consolidated direct and indirect operating expenses were as follows :

CHF'000	**2001**	2000
Employee compensation and benefits	**112,788**	91,047
Other operating costs	**37,667**	34,580
Total	**150,455**	125,627

IV.3 Transactions with affiliated companies

TFS and its affiliates paid the following net sums to affiliates of Compagnie Financière Tradition, TFS's majority shareholder:

CHF'000	**2001**	2000
Net financial expenses	**-190**	-214
Miscellaneous services	**-360**	-342
Total	**-550**	-556

The interest represents remuneration, at market rates, of TFS's current account with Compagnie Financière Tradition, and interest payable on the loan from Meitan Tradition Co. Ltd. to Tradition Financial Services Japan Ltd., and by Compagnie Financière Tradition to Tradition Financial Services Inc.

Miscellaneous services consist of a share of Compagnie Financière Tradition and Tradcom Management costs (administrative divisions and technical services) invoiced pro rata to time devoted to TFS and its subsidiaries.

IV.4 Income tax expense

TFS took a consolidated income tax charge of CHF 7,414,000 in 2001, or 34.9% of the consolidated profit before tax, against 82.7% in 2000. This apparent tax rate of 34.9% is reduced by the impact of two fiscally transparent companies, TFS Energy LLC and its subsidiary TFS Energy Futures LLC, 53.0% owned by Tradition Financial Services Inc. The tax charge of these two companies is recognised in the consolidated accounts at the actual tax amount paid by Tradition Financial Services Inc., i.e. 53.0% of the income tax of these two companies, while their income and expenses are fully consolidated. The consolidated tax rate after correction of the impact of these two companies would be 47.4% for fiscal 2001.

V. ADDITIONAL INFORMATION

V.1 Major shareholders

Compagnie Financière Tradition is the only shareholder with over 5% of the voting rights.

It held 69.64% at 31 December 2001, compared with 68.40% the previous year.

V.2 Information concerning directors and employees

Employees

TFS had 361 employees at the end of 2001 against 298 at the end of 2000.

Directors' remuneration

Boards of Directors : non-executive Board members of TFS each receive an annual fee of CHF 10,000 for the period. Other members of the Board of TFS and affiliated companies receive no specific remuneration.

Executive Directors : this information is not stated insofar as it would effectively provide information concerning individual remuneration of the few people concerned.

V.3 Dividends

Dividends paid by TFS are subject to withholding tax of 35.0% in Switzerland. Shareholders resident in Switzerland may claim back the full tax. Foreign residents may obtain a tax credit under any applicable double taxation treaties in force between Switzerland and their country of tax residence.

V.4 Earnings per share

Consolidated earnings per CHF 5 registered share were as follows :

CHF	**2001**	2000
Group share	**12.4**	-0.8
Minority interests share	**7.9**	1.9

Summarized financial statements

Summarized financial statements

The following balance sheet and profit and loss account are summarized from TFS Financial Statements at 31 December 2001, which have been certified without reserve by Ernst & Young S.A.

A complete set of Financial Statements and Notes including the report of statutory auditors may be obtained from the Company.

Balance sheet summary at 31 December 2001

ASSETS

	2001				2000	
	Gross	Amortisation & provisions CHF'000	Net	Net €'000	Net CHF'000	€'000
Cash	**5**	-	**5**	***3***	427	*281*
Short-term receivables	**1,751**	-	**1,751**	***1,150***	3,352	*2,200*
Long-term receivables from affiliated companies	**7,679**	**-5,872**	**1,807**	***1,186***	206	*135*
Investments	**2,393**	-	**2,393**	***1,571***	2,394	*1,571*
Treasury shares	**398**	-	**398**	***261***	398	*261*
TOTAL ASSETS	**12,226**	**-5,872**	**6,354**	***4,171***	6,777	*4,448*

LIABILITIES

	2001 CHF'000	2001 €'000	2000 CHF'000	2000 €'000
Short-term debts to Group and other affiliated companies	**50**	***33***	1,660	*1,089*
Accrued expenses and deferred income	**59**	***39***	31	*21*
Shareholders' equity	**6,245**	***4,099***	5,086	*3,338*
TOTAL LIABILITIES	**6,354**	***4,171***	6,777	*4,448*

Profit and loss account summary 2001

	2001 CHF'000	2001 €'000	2000 CHF'000	2000 €'000
Operating income	**1,888**	***1,239***	784	*515*
Operating expenses	**-728**	***-477***	-3,823	*-2,510*
Operating profit	**1,160**	***762***	-3,039	*-1,995*
Financial income	-	-	-	-
Extraordinary income	-	-	-	-
Corporation tax	**-1**	***-1***	-20	*-13*
NET PROFIT	**1,159**	***761***	-3,059	*-2,008*

Changes in shareholders' equity

CHF'000	Position at 1.01.2001	Appropriation of profit 2000	Profit 2001	Balance before appropriation at 31 December 2001
Capital	3,419	-	-	3,419
General reserve	406	-	-	406
Reserve for treasury shares	398	-	-	398
Share premium	2,847	-	-	2,847
Retained earnings	1,075	-3,059	-	-1,984
Net profit for the year	-3,059	3,059	1,159	1,159
TOTAL	**5,086**	**-**	**1,159**	**6,245**

Five-year financial summary

	2001	2000	1999	1998	2nd half 1997	1st half 1997
FINANCIAL SITUATION AT 31 DECEMBER						
Share capital (in thousands of Swiss francs)	**3,419**	3,419	3,309	3,150	3,150	150
Number of shares						
• Preferred of CHF 100	**-**	-	-	-	-	768
• Ordinary of CHF 200	**-**	-	-	-	-	366
• Ordinary of CHF 10	**-**	341,920	330,909	315,000	315,000	-
• Ordinary of CHF 5	**683,840**	-	-	-	-	-
Dividend-right certificates	**-**	-	-	-	-	998
OPERATIONS AND PROFIT FOR THE YEAR (in thousands of Swiss francs)						
Turnover	-	-	3,200	4,999	1,863	3,606
Earnings before tax, amortisation and provisions	**-625**	68	2,919	3,895	1,326	2,913
Corporation tax	**-1**	-20	-6	-32	-21	-5
Earnings after tax, amortisation and provisions	**1,159**	-3,059	2,134	3,136	2,159	2,712
Distributed profits						
• Shares	**684**	-	2,316	3,150	1,000	-
• Dividend-right certificates	**-**	-	-	-	-	-
EARNINGS PER SHARE (in Swiss francs)						
Earnings after tax but before amort. and provisions						
• Preferred of CHF 100	**-**	-		-	-	1,938.67
• Ordinary of CHF 200	**-**	-		-	-	3,877.33
• Ordinary of CHF10	**-**	0.14	8.80	12.27	4.14	-
• Ordinary of CHF 5	**-0.91**	-	-	-	-	-
Earnings after tax, amortisation and provisions						
• Preferred of CHF 100	**-**	-	-	-	-	1,808.00
• Ordinary of CHF 200	**-**	-	-	-	-	3,616.00
• Ordinary of CHF10	-	-8.95	6.45	9.96	6.85	-
• Ordinary of CHF 5	**1.69**	-	-	-	-	-
Dividend per share						
• Preferred of CHF 100	**-**	-	-	-	-	-
• Ordinary of CHF 200	**-**	-	-	-	-	-
• Ordinary of CHF10	**-**	-	7.00	10.00	3.17	-
• Ordinary of CHF 5	**1.00**	-	-	-	-	-
Dividend per dividend-right certificate	**-**	-		-	-	-

Subsidiary undertakings and equity interests

Subsidiary undertakings and equity interests	Share capital (in thousands)	Net worth excluding profit and capital (in thousands)	% share-holding (%)	Gross book value of holdings CHF'000	Net book value of holdings CHF'000	Loans and advances granted CHF'000	Guarantees given (in thousands)	Turnover 2001 (in thousands)	Net profit 2001 (in thousands)	Dividend paid in 2001 (in thousands)
Tradition Financial Services Ltd., London	GBP 250	GBP 6,381	100	717	717	-	-	GBP 16,329	GBP 170	-
Tradition Financial Services Inc., New York	USD 50	USD 160	100	135	135	-	-	USD 10,975	USD -2,711	-
Tradition Financial Services (Hong Kong) Ltd., Hong Kong	HKD 200	HKD -690	100	34	34	-	-	HKD 4,954	HKD -1,839	-
TFS Energy (S) Pte Ltd., Singapore	SGD 100	SGD 3,895	100	92	92	-	-	SGD 7,288	SGD 1,502	-
TFS Currencies Pte Ltd., Singapore	SGD 1,000	SGD 1,068	100	1,011	1,011	-	-	SGD 4,228	SGD 6	-
Tradition Financial Services Japan Ltd., British Virgin Islands	USD 50	JPY -379,758	100	71	71	5,290	-	JPY 192,109	JPY 22,310	-
Tradition Financial Services GmbH, Frankfurt	EURO 153	EUR -932	65	179	179	1,262	-	EUR 5,659	EUR 1,044	-
TFS Nordisk Energy AS, Sandefjord	NOK 500	NOK -6,439	100	99	99	1,127	-			-
TFS Australia Pty. Ltd., Sydney	AUD 5	AUD 2,515	100	5	5	-	-	AUD 5,461	AUD 1,316	-
TRC Lausanne, Lausanne	CHF 100	CHF -3	100	50	50	-	-	-	CHF -1	-
TOTAL				**2,393**	**2,393**	**7,679**				

Text of resolutions submitted to the Annual General Meeting of 23 May 2002

RESOLUTION NO. 1

Adoption of the management report, Company and Group financial statements for 2001

Proposal of the Board:
Having heard the reports of the directors and auditors, the General Meeting adopts the management report and Company and Group financial statements for the year ended 31 December, 2001, as presented, showing profit for the Company of CHF 1,158,955 and Group share of profit of CHF 8,464,000, together with transactions reflected in the accounts or summarised in these reports.

RESOLUTION NO. 2

Decision concerning appropriation of available earnings

Proposal of the Board:
The General Meeting approves appropriation of net profit, amounting to CHF 1,158,955 to the retained earnings account.

The General Meeting approves appropriation of CHF 1,988,000 from the share premium account to the general reserve account.

The General Meeting approves the distribution of a dividend of CHF 683,840 taken from the general reserve account.

The dividend shall be CHF1.00 per share for each of the 683,840 shares constituting the present share capital. It shall be paid on or after 8 July 2002.

The dividend record over the past three years was as follows:

Year	Total dividend	Dividend per share of CHF 5.0
1998	CHF 3,150,000	CHF 5.00
1999	CHF 2,316,363	CHF 3.50
2000	-	-

RESOLUTION NO. 3

Discharge of the Board of Directors

Proposal of the Board:
The General Meeting gives full discharge to the Board of Directors and Management for their management during the 2001 financial year.

Resolution NO. 4

Appropriation of net income

Proposal of the Board:
The Meeting approves the proposal to offer all shareholders the option of receiving the dividend in cash or Company shares.

Dividends are subject to a withholding tax of 35.0% which the Company pays directly to the federal tax office. As such, the share dividend option can only apply to 65.0% of the full dividend otherwise payable to each shareholder. Responsibility for claiming a refund of withholding tax from the Swiss federal tax office lies with the individual shareholder.

Shareholders opting for a share dividend payment, whose net share allocation corresponds to a fractional number of shares, may either:
- receive the number of shares immediately above the fraction, by paying the difference in cash, or
- receive the number of shares immediately below the fraction, with the balance being paid in cash.

The option will be exercisable from 27 May to 21 June 2002 inclusive. A signed subscription form is required to obtain the share dividend.

At the end of this period, those shareholders who have made no election as to the form of payment will receive their dividends in cash.

Cash dividends will be paid from 8 July 2002.

Dividend shares will have a nominal value of five Swiss francs.

The issue price will be 90% of the average prices for the twenty trading sessions immediately preceding this Annual General Meeting, less the amount of dividends paid in accordance with Item 2 above.

New shares so created will be subject to the Articles of Association, and bear rights as of 1 January 2002.

The number of shares issued in payment of the dividend will be recorded at the first Meeting of the Board of Directors following the period in which options may be exercised.

RESOLUTION NO. 5

Re-election of the Board of Directors

Proposal of the Board:
The General Meeting notes that the term of office of Board members expires today. It reappoints the following Directors to office for a period of one year ending at the conclusion of the Annual General Meeting to be held in 2003 for the purpose of approving the financial statements for the year ending 31 December 2002:
- Mr. David PINCHIN, President
- Mr. François CARRARD
- Mr. Nabil DAOUD
- Mr. Julian HARDING
- Mr. Robert PENNONE.

RESOLUTION NO. 6

Appointment of the Auditors

Proposal of the Board:
The General Meeting notes that the Auditors' mandate, within the meaning of Section 727 of the Code of Obligations, expires today and reappoints Ernst & Young S.A. for a period of one year ending at the conclusion of the Annual General Meeting to be held in 2003 for the purpose of approving the financial statements for the year ending 31 December 2002.

RESOLUTION NO. 7

Splitting the nominal value of shares

Proposition of the Board of Directors:
The General Meeting decides to split each registered share of CHF 5.0 into two registered shares thereby reducing the nominal value of the shares from CHF 5.0 to CHF 2.50. This share splitting should encourage stock market liquidity.

The General Meeting decides to amend, as a result, Articles 4 and 5 of the Memorandum and Articles of Association, as follows:

"Article 4 – Share capital
The share capital of the Company shall be CHF 3,419,200 and shall be divided into 1,367,680 registered shares with a nominal value of CHF 2.50. The shares shall be fully paid-up.

Article 4 bis – Authorised capital
The Board of Directors is authorised and empowered, up to and including 23 May 2003, to increase the share capital by an aggregate nominal amount not exceeding CHF 1,500,000 through the issuance of up to 600,000 new registered shares with a nominal value of CHF 2.50, fully paid-up. The Board of Directors may determine the issue price inasmuch as it has been delegated such competence by the General Meeting.

(Para. 2 unchanged)

Article 5 – Conditional capital
The share capital of the Company shall be increased by an aggregate nominal amount not exceeding CHF 600,000 through the issuance of up to 240,000 registered shares with a nominal value of CHF 2.50 each, which must be fully paid-up. Such an increase shall be carried out through the exercise of options granted to certain management members of the Company or affiliated companies of the Group.

(Paras. 2 and 3 unchanged)"

Our History

In 1985, David Pinchin, Julian Harding and Compagnie Financiere Tradition founded Tradition Financial Services (TFS). Today, the two individuals continue to serve as TFS's co-Chief Executive Officers and the Company maintains its solid reputation as an innovative market leader. TFS's vast client base benefits from a combination of derivative products offered and consulting services provided. With offices in the world's major financial centers, TFS covers global foreign exchange, equity, precious metals, energy and pulp & paper markets. Affiliated companies include energy consultants Capstone Global Energy, global recruitment specialists The Recruitment Company, and venture capital firm Equitek Capital. TFS is publicly traded and has been listed on the Second Marché of Paris since 1998, a member of the NextPrime segment within Euronext list.



TFS in the World

• UNITED KINGDOM

Tradition Financial Services Ltd.
TFS-ICAP Ltd.
TFS Currency Options Ltd.
TFS Derivatives Ltd.

East India House
109-117 Middlesex Street
London E17JF
T : +44 207 454 9422
F : +44 207 454 9421
tfseurope@tfs-ln.co.uk

Tradition Financial Services, Ltd.

51-55 Gresham Street, 1st floor
London EC2V 7HQ
T : +44 207 796 1000
F : +44 207 796 0444
tfseurope@tfs-ln.co.uk

Equitek Capital Ltd.

51-55 Gresham Street, 1st floor
London EC2V 7HQ
T : +44 207 600 9964
F : +44 207 375 2170
info@equitekcapital.com

HKI Systems Ltd.

East India House
109-117 Middlesex Street
London E17JF
T : +44 207 256 9594
F : +44 207 374 2547
info@hki-systems.co.uk

The Recruitment Company Ltd.

51-55 Gresham Street, 1st floor
London EC2V 7HQ
T : +44 207 796 0111
F : +44 207 796 0101
info@trc-uk.com

• GERMANY

TFS Derivatives GmbH

Grosse Eschenheimer
Strasse 39/39a
60313 Frankfurt am Main
T : +49 69 283 616
F : +49 69 288 949
tfseurope@tfs-ln.co.uk

• SWEDEN

Tradition Financial Services Ltd.
(Succursale suédoise)

Hightech Building, 17th floor
SE 10152 Stockholm
T : +46 8 5661 5075
F : +46 8 5661 5001
tfseurope@tfs-ln.co.uk

• U.S.A.

Tradition Financial Services Inc.
TFS Derivatives Corp.
TFS-ICAP LLC

17 State Street, 41st floor
New York, N.Y. 10004
T : +1 212 943 6916
F : +1 212 943 8504
tfsusa@tfsbrokers.com

The Recruitment Company Inc.

17 State Street, 41st floor
New York, N.Y. 10004
T : +1 212 943 2023
F : +1 212 943 8504
info@trcny.com

Equitek Capital Inc.

17 State Street, 41st floor
New York, N.Y. 10004
T : +1 212 943 2170
F : +1 212 785 4834
info@equitekcapital.com

Tradition Financial Services Inc.
TFS Energy LLC
TFS Energy Futures LLC

680 Washington Bd, 5th floor
Stamford, CT 06901
T : +1 203 351 9520
F : +1 203 351 9567
tfsusa@tfsbrokers.com

Capstone Global Energy LLC

1330 Lake Robbins Dr., Suite 350
The Woodlands, TX 77380
T : +1 281 296 7080
F : +1 281 296 7034
info@capstoneenergy.com

• AUSTRALIA

TFS Australia Pty. Ltd.

25 Bligh Street, Level 19
Sydney NSW 2000
T : +61 2 9233 6611
F : +61 2 9233 1866
tfsasia@tfsbrokers.com

TRC Australia Pty. Ltd.

Level 4, 120 Clarence Street
Sydney NSW 2000
T : +61 2 9299 6822
F : +61 2 9299 6922
info@trcau.com

• HONG KONG

Tradition Financial Services
(Hong Kong) Ltd.

25/F Entertainment Building
30 Queens Road Central
Hong Kong, China
T : +852 2521 2303
F : +852 2877 2719
tfsasia@tfsbrokers.com

The Recruitment Company Ltd.

Suite 610, One Pacific Place
88 Queensway, Hong Kong
T : +852 2295 3338
F : +852 2295 3339
info@trchk.com

• SINGAPORE

TFS Energy (S) Pte Ltd.
TFS Currencies Pte Ltd.

3 Shenton Way n° 23-02
Shenton House
Singapore 068805
T : +65 226 5616
F : +65 226 2812
tfsasia@tfsbrokers.com

• JAPAN

Tradition Financial Services
Japan Ltd.

Toranomon Dai-ni Waiko
Building, 6th floor
2-6 Toranomon 5-chome
Minato KU, Tokyo 105
T : +81 3 5401 7451
F : +81 3 5401 7450
tfsasia@tfsbrokers.com

• SWITZERLAND

TFS

11, rue Langallerie
CH-1003 Lausanne
T : +41 21 343 5252
F : +41 21 343 5500
tfs@tfsbrokers.com

• FRANCE

TFS

C/o VIEL & Cie
253, boulevard Pereire
75852 Paris Cedex 17
T : +33 1 56 43 70 20
F : +33 1 56 43 70 98
tfs@tfsbrokers.com

• SOUTH AFRICA

TFS Futures & Options

4 Pritchard Street
Johannesburg 2000
safex@tfsbrokers.com

TFS Securities Pty. Ltd.

Killarney, Bolck 5
Fourways Golf Park
Roos Street
Fourways 2152
T : +2711 465 3686
F : +2711 467 4174
tfssa@tfsbrokers.com